Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2025

CLP	-	CHILEAN PESO
UF	-	CHILEAN UNIDAD DE FOMENTO
ARS	-	ARGENTINE PESO
US$	-	UNITED STATES DOLLAR
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
MUS$	-	MILLIONS OF UNITED STATES DOLLARS
COP	-	COLOMBIAN PESO
BRL/R$	-	BRAZILIAN REAL
THR$	-	THOUSANDS OF BRAZILIAN REAL
PYG	-	PARAGUAYAN GUARANI

Contents of the Notes to the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LATAM Airlines Group S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LATAM Airlines Group S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of income by function, comprehensive income, changes in equity and cash flows–direct method for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Loyalty Programs Breakage

As described in Notes 2.19, 4(e) and 21 to the consolidated financial statements, the Company has recorded deferred income of US$3,580 million as of December 31, 2025, of which US$1,174 million was related to deferred income associated with the loyalty programs. The deferred income of loyalty programs is determined based on the estimated stand-alone selling price of unused miles and points awarded to the members of the loyalty programs reduced for breakage. Management, with the assistance of an external specialist, used statistical models to estimate the miles awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

The principal considerations for our determination that performing procedures relating to the valuation of loyalty programs breakage is a critical audit matter are (i) the significant judgment by management when developing the breakage estimate; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to estimating the breakage which consider the historical use activity and the expected use pattern; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of loyalty programs breakage, including controls over management’s review of the statistical models and resulting breakage estimates. These procedures also included, among others (i) testing management’s process for developing the breakage estimate; (ii) evaluating the appropriateness of the statistical models; and (iii) testing the completeness, accuracy, and relevance of underlying data used in the models. Evaluating management’s assumptions used to develop the breakage estimate involved evaluating whether the assumptions used by management were reasonable considering (i) the available information regarding the miles redemption and expiration patterns; (ii) management’s actions to incentive holders of the loyalty programs to redeem their miles; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s methodology and assumptions used to develop the breakage estimate.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers Consultores Auditores y Compañia Limitada

Santiago, Chile

February 9, 2026

We have served as the Company’s auditor since 1991.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
ASSETS
Current Assets
Cash and cash equivalents	6 - 7	2,150,113	1,957,788
Other financial assets	7 - 11	70,544	67,295
Other non-financial assets	12	236,071	203,661
Trade and other accounts receivable	7 - 8	1,381,869	1,163,707
Accounts receivable from related entities	7 - 9	7	25
Inventories	10	458,566	438,530
Current tax assets	17	75,704	40,275
Total current assets other than non-current assets (or disposal groups) classified as held for sale		4,372,874	3,871,281
Non-current assets (or disposal groups) classified as held for sale	13	10,338	29,138

Total current assets		4,383,212	3,900,419

Non-current assets
Other financial assets	7 - 11	52,139	53,772
Other non-financial assets	12	93,517	89,416
Accounts receivable	7 - 8	13,950	12,342
Intangible assets other than goodwill	15	1,129,961	1,000,170
Property, plant and equipment	16	11,947,014	10,186,697
Deferred tax assets	17	21,098	10,549
Total non-current assets		13,257,679	11,352,946
Total assets		17,640,891	15,253,365

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$
LIABILITIES AND EQUITY
LIABILITIES
Current liabilities
Other financial liabilities	7 - 18	745,303	635,213
Trade and other accounts payables	7 - 19	2,684,846	2,133,572
Accounts payable to related entities	7 - 9	7,707	12,875
Other provisions	20	8,413	14,221
Current tax liabilities	17	31,950	6,281
Other non-financial liabilities	21	3,816,175	3,488,680
Total current liabilities		7,294,394	6,290,842
Non-current liabilities
Other financial liabilities	7 - 18	7,343,223	6,515,238
Accounts payable	7 - 23	471,208	491,762
Other provisions	20	674,611	623,846
Deferred tax liabilities	17	338,674	312,677
Employee benefits	22	181,579	167,427
Other non-financial liabilities	21	—	140,244
Total non-current liabilities		9,009,295	8,251,194
Total liabilities		16,303,689	14,542,036
EQUITY
Share capital	24	4,418,110	5,003,534
Retained earnings	24	2,170,280	1,148,291
Other equity	24	39	39
Other reserves	24	(5,242,835)	(5,428,597)
Parent’s ownership interest		1,345,594	723,267
Non-controlling interest	14	(8,392)	(11,938)
Total equity		1,337,202	711,329
Total liabilities and equity		17,640,891	15,253,365

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the year ended December 31,
	Note	2025	2024	2023
		ThUS$	ThUS$	ThUS$

Revenue	5 - 25	14,265,056	12,833,043	11,640,541
Cost of sales	26	(10,104,884)	(9,565,899)	(8,816,590)
Gross margin		4,160,172	3,267,144	2,823,951

Other income	27	229,934	200,669	148,641
Distribution costs	26	(578,971)	(606,207)	(587,272)
Administrative expenses	26	(870,484)	(824,493)	(683,311)
Other expenses	26	(603,912)	(459,842)	(532,801)
Other gains/(losses)	26	(1,201)	(36,223)	(91,043)
Income from the operational activities		2,335,538	1,541,048	1,078,165

Financial income	26	146,275	142,411	125,356
Financial costs	26	(721,416)	(881,950)	(698,231)
Foreign exchange gains		(141,485)	172,917	85,891
Result of indexation units		(294)	19,508	5,311
Income before taxes		1,618,618	993,934	596,492
Income Tax expenses	17	(155,057)	(16,489)	(14,942)

NET INCOME FOR THE YEAR		1,463,561	977,445	581,550

Income attributable to owners of the parent company		1,459,984	976,972	581,831
Income (loss) attributable to non-controlling interest	14	3,577	473	(281)

NET INCOME FOR THE YEAR		1,463,561	977,445	581,550

EARNING PER SHARE
Basic earnings per share (US$)	29	0.002477	0.001616	0.000963
Diluted earnings per share (US$)	29	0.002477	0.001616	0.000963

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the year ended at December 31,
	Note	2025	2024	2023
		ThUS$	ThUS$	ThUS$
NET INCOME FOR THE YEAR		1,463,561	977,445	581,550
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive (loss), before taxes, gains (losses) by new measurements on defined benefit plans	24	(17,216)	(21,769)	(21,198)
Total other comprehensive income (loss) that will not be reclassified to income before taxes		(17,216)	(21,769)	(21,198)
Income (loss) components of other comprehensive income that will be reclassified to income before taxes
Gains/(losses) for currency translation differences income (losses) on currency translation, before tax		218,543	(379,186)	(12,423)
Other comprehensive income (loss), before taxes, currency translation differences		218,543	(379,186)	(12,423)
Cash flow hedges
Income (loss) on cash flow hedges before taxes	24	(390)	26,680	(52,256)
Reclassification adjustment on cash flow hedges before tax	24	(5,854)	(40,898)	(26,568)
Other comprehensive income (losses), before taxes, cash flow hedges		(6,244)	(14,218)	(78,824)
Change in value of time value of options
Income (losses) on change in value of time value of options before tax	24	(37,331)	(34,568)	25,751
Reclassification adjustments on change in value of time value of options before tax	24	47,126	37,265	28,818
Other comprehensive income (loss), before taxes, changes in the time value of the options		9,795	2,697	54,569
Total other comprehensive income (losses) that will be reclassified to losses before taxes		222,094	(390,707)	(36,678)
Other components of other comprehensive income (loss), before taxes		204,878	(412,476)	(57,876)
Income tax relating to new measurements on defined benefit plans	17	662	909	751
Income tax relating to other comprehensive income that will not be reclassified to income		662	909	751
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		—	—	3,604
Income taxes related to components of other comprehensive loss will be reclassified to income		—	—	3,604
Total Other comprehensive income (loss)		205,540	(411,567)	(53,521)
Total comprehensive income (loss)		1,669,101	565,878	528,029
Comprehensive income (loss) attributable to owners of the parent company		1,665,251	565,547	515,687
Comprehensive income (loss) attributable to non-controlling interests		3,850	331	12,342
TOTAL COMPREHENSIVE INCOME (LOSS)		1,669,101	565,878	528,029

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

			Attributable to owners of the parent
						Change in other reserves
						Currency	Cash flow	Gains (Losses) from changes in the time value	Actuarial gains or losses on defined benefit	Shares based	Other	Total	Retained	Parent’s	Non-
			Share	Other	Treasury	translation	hedging	of the	plans	payments	sundry	other	earnings/	ownership	controlling	Total
	Note		capital	equity	shares	reserve	reserve	options	reserve	reserve	reserve	reserve	(losses)	interest	interest	equity
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2025			5,003,534	39	—	(4,209,660)	(52,896)	35,644	(69,414)	37,235	(1,169,506)	(5,428,597)	1,148,291	723,267	(11,938)	711,329
Total increase (decrease) in equity
Net income for the period	24		—	—	—	—	—	—	—	—	—	—	1,459,984	1,459,984	3,577	1,463,561
Other comprehensive income (loss)			—	—	—	218,266	(6,244)	9,795	(16,550)	—	—	205,267	—	205,267	273	205,540
Total comprehensive income			—	—	—	218,266	(6,244)	9,795	(16,550)	—	—	205,267	1,459,984	1,665,251	3,850	1,669,101
Transactions with shareholders	24-34
Dividends	24		—	—	—	—	—	—	—	—	—	—	(437,995)	(437,995)	—	(437,995)
Increase (decrease) by transaction with treasury shares in portfolio	24	(d)	(585,424)	—	585,424	—	—	—	—	—	—	—	—	—	—	—
Increase (decrease) through transfers and other changes, equity	24-34		—	—	(585,424)	—	—	—	—	—	(19,505)	(19,505)	—	(604,929)	(304)	(605,233)
Total transactions with shareholders			(585,424)	—	—	—	—	—	—	—	(19,505)	(19,505)	(437,995)	(1,042,924)	(304)	(1,043,228)
Closing balance as of December 31, 2025			4,418,110	39	—	(3,991,394)	(59,140)	45,439	(85,964)	37,235	(1,189,011)	(5,242,835)	2,170,280	1,345,594	(8,392)	1,337,202

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
		Share	Other	Treasury	Currency translation	Cash flow hedging	Gains (Losses) from changes in the time value of the	Actuarial gains or losses on defined benefit plans	Shares based payments	Other sundry	Total other	Retained earnings/	Parent’s ownership	Non- controlling	Total
	Note	capital	equity	shares	reserve	reserve	options	reserve	reserve	reserve	reserve	(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2024		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275
Total increase (decrease) in equity
Net income/(loss) for the period	24	—	—	—	—	—	—	—	—	—	—	976,972	976,972	473	977,445
Other comprehensive income		—	—	—	(379,049)	(14,218)	2,697	(20,855)	—	—	(411,425)	—	(411,425)	(142)	(411,567)
Total comprehensive income		—	—	—	(379,049)	(14,218)	2,697	(20,855)	—	—	(411,425)	976,972	565,547	331	565,878
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(293,092)	(293,092)	—	(293,092)
Equity issue	24-33	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase for other contributions from the owners	24	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase (decrease) through transfers and other changes, equity	24-33	—	—	—	—	—	—	—	—	510	510	—	510	(242)	268
Total transactions with shareholders		—	—	—	—	—	—	—	—	510	510	(293,092)	(292,582)	(242)	(292,824)
Closing balance as of December 31, 2024		5,003,534	39	—	(4,209,660)	(52,896)	35,644	(69,414)	37,235	(1,169,506)	(5,428,597)	1,148,291	723,267	(11,938)	711,329

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
	Note	Share capital	Other equity	Treasury shares	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) from changes in the time value of the options	Actuarial gains or losses on defined benefit plans reserve	Shares based payments reserve	Other sundry reserve	Total other reserve	Retained earnings/ (losses)	Parent’s ownership interest	Non- controlling interest	Total equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2023		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721
Total increase (decrease) in equity
Net income/(loss) for the year	24	—	—	—	—	—	—	—	—	—	—	581,831	581,831	(281)	581,550
Other comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	—	(66,144)	12,623	(53,521)
Total comprehensive income		—	—	—	(25,051)	(75,220)	54,569	(20,442)	—	—	(66,144)	581,831	515,687	12,342	528,029
Transactions with shareholders
Dividends	24	—	—	—	—	—	—	—	—	—	—	(174,549)	(174,549)	—	(174,549)
Equity issue	24-33	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase for other contributions from the owners	24	—	17,401	—	—	—	—	—	—	(14,401)	(14,401)	—	3,000	—	3,000
Increase (decrease) through transfers and other changes, equity	24-33	(8,294,952)	(17,401)	178	—	—	—	—	—	817,036	817,036	7,559,025	63,886	(12,812)	51,074
Total transactions with shareholders		(8,294,952)	—	178	—	—	—	—	—	802,635	802,635	7,384,476	(107,663)	(12,812)	(120,475)
Closing balance as of December 31, 2023		5,003,534	39	—	(3,830,611)	(38,678)	32,947	(48,559)	37,235	(1,170,016)	(5,017,682)	464,411	450,302	(12,027)	438,275

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the year ended December 31,
	Note	2025	2024	2023
		ThUS$	ThUS$	ThUS$
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		15,518,592	14,037,848	13,397,385
Other cash receipts from operating activities		192,905	212,750	169,692
Payments for operating activities
Payments to suppliers for the supply goods and services		(9,564,720)	(9,458,249)	(9,689,508)
Payments to and on behalf of employees		(1,830,249)	(1,419,825)	(1,304,696)
Other payments for operating activities		(386,561)	(344,911)	(270,580)
Income taxes (paid)		(144,987)	(43,439)	(18,379)
Other cash inflows (outflows)	34	(47,884)	122,153	(20,346)

Net cash (outflow) inflow from operating activities		3,737,096	3,106,327	2,263,568
Cash flows from investing activities
Amounts raised from sale of property, plant and equipment		102,031	97,303	46,524
Purchases of property, plant and equipment	34	(1,775,818)	(1,325,463)	(795,787)
Purchases of intangible assets	34	(104,483)	(94,412)	(68,052)
Interest received		136,429	118,437	98,552
Other cash inflows (outflows)	34	62,018	34,469	59,258

Net cash (outflow) inflow from investing activities		(1,579,823)	(1,169,666)	(659,505)
Payments to acquire or redeem the entity's shares	24	(584,837)	—	—
Payments for changes in ownership interests in subsidiaries that do not result in loss of control	24	—	—	(23)
Amounts raised from long-term loans	34	1,349,140	1,750,060	—
Loans repayments	34	(1,023,072)	(2,004,542)	(342,005)
Payments of lease liabilities	34	(463,358)	(344,038)	(225,358)
Dividends paid	34	(605,181)	(174,838)	—
Interest paid	34	(600,740)	(717,634)	(594,234)
Other cash (outflows) inflows	34	(91,525)	(73,869)	11,405
Net cash inflow (outflow) from financing activities		(2,019,573)	(1,564,861)	(1,150,215)
Net (decrease) increase in cash and cash equivalents before effect of exchanges rate change		137,700	371,800	453,848
Effects of variation in the exchange rate on cash and cash equivalents		54,625	(128,773)	44,238
Net (decrease) increase in cash and cash equivalents		192,325	243,027	498,086
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	6	1,957,788	1,714,761	1,216,675
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	6	2,150,113	1,957,788	1,714,761

The accompanying Notes 1 to 35 form an integral part of these consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the “Company”) is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. Additionally, during the third quarter of 2024, it relisted its American Depositary Receipts (“ADRs”) on the New York Stock Exchange (“NYSE”) in the United States of America.

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa, Asia and Oceania . These businesses are developed directly or by its subsidiaries in Chile, Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.

As of December 31, 2025, the Company’s statutory capital is represented by 574,219,895,457 ordinary shares without nominal value. As of that date, 574,215,983,709 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings, as well as the Capital decrease required for the Chilean Capital Markets law that appears in a public deed dated September 6, 2023, granted at the Notary of Santiago of Mr. Eduardo Javier Diez Morello, and the modification of the Company’s by laws to account for said full capital reduction, agreed at an Extraordinary Shareholders meeting dated April 25, 2024, reduced to a public deed dated April 25, 2024, granted in the Notary of Santiago of Mr. Luis Eduardo Rodriguez Burr, an extract of which was registered in the Commercial Registry of the Registrar of Real Estate of Santiago on page 44,323 number 18,314 corresponding to the year 2024, and was published in the Official Gazette dated May 29, 2024. In addition, the current share capital structure reflects the early cancellation of 30,221,893,878 treasury shares previously issued by the Company and acquired under the share repurchase programs approved at the Extraordinary Shareholders’ Meetings held on March 17 and June 26, 2025. This capital optimization transaction, together with the corresponding reduction of share capital in the amount of US$585,424,212, was approved at the Extraordinary Shareholders’ Meeting held on October 17, 2025, the minutes of which were executed as a public deed dated October 17, 2025, granted before the Notary Public of Santiago, Mr. Eduardo Diez Morello. An excerpt thereof was registered in the Commercial Registry of the Santiago Real Estate Registrar under page 105,884, number 39,532, corresponding to the year 2025, and was published in the Official Gazette on November 15, 2025. As a result of such early cancellation of shares and the corresponding reduction of share capital, the Company’s share capital was adjusted from US$5,003,576,326.78 (represented by 604,441,789,335 shares of a single class without par value) to a final amount of US$4,418,152,114.78, divided into 574,219,895,457 shares of a single class, without par value.

The major shareholders of the Company, considering the total amount of subscribed and paid shares, are Banco de Chile on behalf of State Street which owns 20.99%, Delta Air Lines with 10.57% and Qatar Airways with 10.56% ownership.

As of December 31, 2025, the Company had a total of 2,061 shareholders in its registry. At that date, approximately 8.57% of the Company’s capital stock was in the form of ADRs.

During 2025, the LATAM group had an average of 39,877 employees, ending this year with a total number of 41,125 collaborator, distributed in 5,483 Administration employees, 20,883 in Operations, 9,868 Cabin Crew and 4,891 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Percentage ownership

		Country	Functional	As December 31, 2025			As December 31, 2024			As December 31, 2023
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%	%	%	%
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
76.717.244-3	Prime Cargo SpA.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Training LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited (*)	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Professional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Latam Travel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	Faisán Finance DAC (*)	Ireland	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000	0.0000	0.0000	0.0000
Foreign	TAM S.A. and Subsidiaries (**)	Brazil	BRL	63.0987	36.9013	100.0000	63.0987	36.9013	100.0000	63.0987	36.9013	100.0000

(*)	These subsidiaries have no operations.
(**)	As of December 31, 2025, the indirect participation percentage of TAM S.A. and its Subsidiaries is from Holdco I S.A., a company which LATAM Airlines Group S.A. has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No. 863 of the Brazilian government implemented in December of 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

b)	Financial Information

		Statement of financial position						Net Income
								For the year ended December 31,
		As of December 31, 2025			As of December 31, 2024			2025	2024	2023
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	549,409	2,048,197	(1,117,168)	462,748	1,933,499	(1,092,261)	(36,835)	(122,763)	7,514
Foreign	Latam Airlines Perú S.A.	529,475	418,988	110,487	437,768	366,089	16,930	38,808	22,861	(4,666)
93.383.000-4	Lan Cargo S.A.	578,756	318,492	260,264	490,550	263,747	226,803	34,617	27,238	22,677
76.717.244-3	Prime Cargo SpA.	16,818	12,333	4,485	14,806	14,844	(38)	135	(813)	—
Foreign	Connecta Corporation	37,884	10,717	27,167	47,583	15,255	32,328	(5,161)	(5,936)	693
Foreign	Prime Airport Services Inc. and Subsidiary (*)	19,264	15,291	3,973	18,752	15,582	3,169	802	977	1,380
96.951.280-7	Transporte Aéreo S.A.	234,376	141,333	93,043	238,354	121,609	116,745	(21,983)	(10,064)	24,871
96.631.520-2	Fast Air Almacenes de Carga S.A.	30,055	18,951	11,104	25,783	19,771	6,005	4,256	3,675	462
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	264,655	145,918	(45,855)	208,807	116,796	(66,907)	21,728	6,010	(5,345)
96.575.810-0	Inversiones Lan S.A.	1,208	48	1,160	1,184	48	1,136	25	(53)	(36)
96.847.880-K	Technical Training LATAM S.A.	1,485	1,060	425	1,238	740	498	(64)	205	165
Foreign	Latam Finance Limited	111	208,620	(208,509)	112	208,620	(208,508)	(1)	(1)	(1)
Foreign	Professional Airline Services INC.	11,382	2,084	9,298	8,508	1,660	6,848	2,449	1,960	1,681
Foreign	Jarletul S.A.	9	1,101	(1,092)	12	1,101	(1,089)	(3)	(4)	8
Foreign	Latam Travel S.R.L.	95	—	95	93	—	93	2	—	5
76.262.894-5	Latam Travel Chile II S.A.	338	1,225	(887)	358	1,243	(885)	(2)	(2)	(16)
Foreign	Latam Travel S.A.	4,323	1,807	2,516	3,847	1,623	2,091	422	(3,563)	940
Foreign	TAM S.A. and Subsidiaries (*)	4,963,316	3,167,385	1,794,199	4,070,469	2,557,042	1,512,327	553,684	673,648	740,783

(*)	The Equity reported corresponds to Equity attributable to owners of the parent company, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai; (3) Jin Shan 16; and (4) Star Rising Aviation 45 Limited, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2024 and December 31, 2025, are detailed below:

(1)	Incorporation or acquisition of companies

-	On March 18, 2024, a capital reduction was carried out in Inversiones Aéreas S.A. through the absorption of accumulated losses in the sum of ThUS$175,140. As a consequence of this decrease in capital, the number of shares was reduced by 6,634,496, without modifying the original participation of its shareholders. This transaction did not generate any effect within the Consolidated Financial Statements.

-	On May 14, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$45,271, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holdco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

-	On September 17, 2024, LATAM Airlines Group S.A. acquired in 1 Euro, 100% of the rights of the company Faisán Finance Designates Activity Company, domiciled in Ireland, for the purposes of acquiring, managing, financing, refinancing, among others.

-	On November 8, 2024, the Board of Directors of the subsidiary Connecta Corporation agreed the distribution and payment of dividends of ThUS$19,000 to Lan Cargo S.A., as sole shareholder. This transaction did not generate any effect within the Consolidated Financial Statements.

-	At the Extraordinary General Shareholders’ Meeting held on December 16, 2024 of the subsidiary Lan Argentina S.A., it was agreed to forgive the debt associated with the preferred dividends accrued and owed by this subsidiary to its shareholders, and to amend the company statute to eliminate the Class “B” Preferred Shares, replacing them in their entirety with ordinary shares. Accrued preferred dividends that were outstanding to shareholders amounted to ThUS$1,019 as of December 15, 2024. At this same Meeting, it was approved to amend the company statute to replace all preferred shares with ordinary shares, with the accrual of preferred dividends being null and void as of this date. This transaction did not generate any effect within the Consolidated Financial Statements.

-	At the Extraordinary General Shareholders’ Meeting held on December 16, 2024, of the subsidiary Inversora Cordillera S.A., it was agreed to forgive the debt associated with the preferred dividends accrued and owed by said subsidiary to its shareholders, and to amend the company statute to eliminate the Class “A” Preferred Shares, replacing them in their entirety with ordinary shares. The accumulated preferred dividends that were pending payment to shareholders amounted to ThUS$8,580. At this same Meeting, it was approved to amend the company statute to eliminate and replace preferred shares with ordinary shares, with the accrual of preferred dividends being null and void as of this date. This transaction did not generate any effect within the Consolidated Financial Statements.

-	On December 17, 2024, a capital increase was carried out in Aerovías de Integración Regional S.A. by Holdco Colombia I SpA, for an amount of ThUS$18,544, equivalent to 10 shares and with a premiums for the issuance of shares in favor of the Holco Colombia I SpA. As a result of this increase, there were no significant changes in the shareholder composition.

-	On January 27, 2025, Transportes Aéreos del Mercosur S.A. approved the distribution of total dividends for an amount of ThUS$6,056 (ThUS$5,752 paid to TAM S.A. and ThUS$304 paid to a non-controlling interest), corresponding to profits for the 2024 financial year. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-	On February 3, 2025, a capital increase was made in Americonsult de Costa Rica S.A., through a the contribution of Americonsult, S.A. de C.V. of accounts receivable for ThUS$489; consequently, there were no significant changes in the shareholding composition, and therefore, did not generate any effect within the Consolidated Financial Statements.

-	On February 28, 2025, a capital reduction was carried out at TAM S.A. through the absorption of accumulated losses and legal reserves, in the amount of ThUS$670,075. This transaction did not generate any impact effect within the Consolidated Financial Statements.

-	On February 28, 2025, a capital reduction was carried out at TAM Linhas Aéreas S.A. through the absorption of accumulated losses and legal reserves, in the amount of ThUS$695,701. This transaction did not generate any impact effect within the Consolidated Financial Statements.

-	On March 17, 2025, a capital reduction was carried out at Inversora Cordillera S.A. through the absorption of losses in the amount of ThUS$4,542. Consequently, there were no significant changes in the shareholding composition, and therefore, did not generate any impact effect within the Consolidated Financial Statements.

-	On March 31, 2025, the clousure of Laser Cargo S.R.L.and Consorcio Fast Air Laser Cargo UTE, did not generate any impact effect within the Consolidated Financial Statements.

-	On April 25, 2025, the Company Atlantic Aviation Investment LLC. was liquidated and its controller Lan Pax Group S.A. acquired all its assets, liabilities, rights and obligations, as a result of the liquidation. These transactions were carried out between entities under common control of LATAM Airlines Groups S.A. and, therefore, did not generate any effect within the Consolidated Financial Statements.

-	On August 5, 2025, Americonsult de Guatemala was legally dissolved, did not generate any impact effect within the Consolidated Financial Statements.

-	On August 28, 2025, Americonsult de Costa Rica S.A. was legally dissolved, did not generate any impact effect within the Consolidated Financial Statements.

-	On September 9, 2025, TAM S.A. approved the distribution of a total dividend amounting to ThUS$105,376 (ThUS$95,684 was paid to LATAM Airlines Group S.A. and ThUS$9,692 was paid to Holdco I S.A.), corresponding to profits for the year 2025. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

-	On October 29, 2025, Multiplus Corretora de Seguros Limitada and Prismah Fidelidade Limitada merged with TAM Linhas Aéreas S.A., did not generate any impact effect within the Consolidated Financial Statements.

-	On October 29, 2025, TP Franchising Limitada was absorbed by Fidelidade Viagens e Turismo S.A., which acquired all of its assets, liabilities, rights, and obligations. This transaction was carried out between entities of the LATAM Airlines Group S.A. and, therefore, had no effect on the Consolidated Financial Statements.

-	On November 14,2025, Lan Cargo S.A., as sole shareholder, increased its capital in Prime Cargo SpA. by ThUS$4,077. This transaction did not generate any effect on the Consolidated Financial Statements.

-	On December 16, 2025, TAM S.A. approved the distribution of a total dividend amounting to ThUS$366,788 (of which ThUS$323,578 was paid to LATAM Airlines Group S.A. and ThUS$43,210 was paid to Holdco I S.A.), corresponding to profits for the year 2025. Consequently, there were no significant changes in the shareholding composition related to this dividend distribution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2025 and 2024, have been prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards) and with the interpretations issued by the International Financial Reporting Standards Interpretations Committee (IFRIC IC).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS Accounting Standards requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 describe the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2024 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2025.

(a)	Application of new standards for the year 2025 :

Accounting pronouncements with implementation effective from January 1, 2025:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendments to IAS 21: Lack of Exchangeability	August 2023	01/01/2025

The application of these accounting standards as of January 1, 2025, had no significant effect on the Company’s consolidated financial statements.

(b)	Accounting pronouncements not in force for the financial year beginning on January 1, 2025:

	Issuance Date	Effective Date:
(i) Standards and amendments

IFRS 18: Presentation and disclosures in the financial statements	April 2024	01/01/2027

Amendment to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	May 2024	01/01/2026

IFRS 19 Subsidiaries without Public Accountability: Disclosures	May 2024	01/01/2027

Amendments to Illustrative Examples on IFRS 7, IFRS 18, IAS 1, IAS 8, IAS 36 and IAS 37: Disclosures about Uncertainties in the Financial Statements	November 2025	01/01/2027

The Company’s management is currently evaluating the potential impact of applying IFRS 18 Presentation and disclosure in Financial Statements on the consolidated financial statements. Furthermore, it is estimated that the adoption of the amendment to IFRS 19 Non-Publicly Owned Subsidiaries: Disclosures, and the amendments to IFRS 9 and IFRS 7, will not have a significant effect on the company’s consolidated financial statements in the year of their initial adoption.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains/ (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and its Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States Dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. When there is no exchangeability between two currencies on the measurement date, the spot exchange rate on that date will be estimated. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS Accounting Standards, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary ítems and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 were recognized in the consolidated “Retained earnings/(losses)”.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)	All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “(Gains/(losses) for currency translation differences income (losses) on currency translation, before tax”.

For those subsidiaries of the group whose functional currency is different from the presentation currency and corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and its Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are recorded, both at their initial recognition and their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions “Cost of sales” and “Administrative expenses”.

The residual value and the useful life of assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of miles that is part of TAM Linhas Aereas S.A.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

2.6.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.	Losses for impairment of non-financial assets

Intangible assets that have an indefinite useful life and IT projects under development are not subject to amortization and are subject to annual impairment testing or if there are indications of impairment, as an integral part of the Air Transport CGU. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under “Other gains (losses)”.

2.8.	Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in Other gains/(losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit.

2.9.	Derivative financial instruments and embedded derivatives

Derivative financial instruments and hedging activities

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a)	Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or

(b)	Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an Other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line-item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to this part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When a hedging instrument matures, is sold, or fails to meet the requirements to be accounted for as a hedge, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(b)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10.	Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal and compliance with contractual agreements at the closing date of these financial statements.

Convertible Notes

The component parts of the convertible notes issued by LATAM Airlines Group S.A. are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to “Retained earnings”. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16.	Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are calculated according to the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. When deferred taxes arise from the initial recognition of a liability or an asset in a transaction other than a business combination, which at the time of the transaction does not affect either the accounting result or the tax profit or loss, they are recorded. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity or arises from a business combination. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a)	there is a legally enforceable right to set off current tax assets and liabilities, and

(b)	the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

LATAM Airlines Group S.A. has assessed the potential impact arising from the implementation of the so-called “GloBE Rules” or “Pillar Two”, which aim to ensure that multinational groups are subject to a minimum effective tax rate of 15%.

Based on the analyses performed, the Group has concluded that, with the exception of Brazil and Ireland, no entity, permanent establishment or vehicle within the LATAM Group is expected to have a financial impact arising from the application of the GloBE Rules as of December 31, 2025. This is either because such entities fall outside the scope of the GloBE Rules (as they do not meet the criteria to be considered “Constituent Entities”) or because they are located in jurisdictions that, as of that date, have not implemented the Pillar Two rules.

With respect to Brazil and Ireland, although the local legal entities fall within the scope of Pillar Two and are therefore subject to related tax compliance obligations, the analyses performed to date indicate that no material impact on the Group’s results is expected. Accordingly, as of the reporting date, no income tax expense related to Pillar Two has been recognized.

Given the complexity and evolving nature of this new legislation, LATAM Group continues to monitor and assess potential impacts on an ongoing basis, particularly in the event that jurisdictions which have not yet implemented Pillar Two decide to do so, or if further analysis becomes necessary with respect to legal entities and permanent establishments classified as “Constituent Entities”.

LATAM Airlines Group S.A. and its Subsidiaries have adopted the exception of paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023, relating to the recognition and disclosure of deferred tax assets and liabilities related to Pillar Two income taxes.

2.17.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)	Post-employment

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)	Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or constructive obligation as a result of a past event;

(ii)	It is probable that payment is going to be required to settle an obligation; and

(iii)	A reliable estimate of the obligation amount can be made.

2.19.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other non-financial assets” on “Current Assets” in the Consolidated Classified Statement of Financial Position.

(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brazil, whose objective is building customer loyalty through the delivery of miles.

These programs give their frequent passengers the possibility of earning LATAM Pass miles, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAM Pass miles to financial and non-financial partners through commercial alliances to award miles to their customers.

To reflect the miles earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles (2) miles sold to financial and non-financial partner.

(1)	Passenger Ticket Sales Earning Miles.

In this case, the miles are awarded to customers at the time that the company performs the flight.

To value the miles earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value (“ETV”). Our estimate of ETV is adjusted for miles that are not likely to be redeemed (“breakage”).

The balance of miles that are pending to redeem are included within deferred revenue.

(2)	Miles sold to financial and non-financial partners

To value the miles earned through financial and non-financial partners, the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the miles awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles are delivered to the client.

When the miles are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and Subsidiaries, the income is deferred until the air transport service is provided.

The miles that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

2.20.	Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;

-	Lease payment made at or before commencement date;

-	Initial direct costs, and

-	Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.

-	Variable lease payments that depend on an index or a rate;

-	The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM Airlines Group S.A. and Subsidiaries uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM Airlines Group S.A. and Subsidiaries uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under “Other financial liabilities, current or non-current”.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest are present in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a)	That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b)	Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

2.21.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed; and once done, recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange - rate risk (FX), and (iii) interest -rate risk.

The Company has developed manuals and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i)	Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended December 31, 2025, the Company recognized losses of US$19.1 million for fuel hedging net of premiums in the costs of sales for the year. During the year ended December 31, 2024, the Company recognized losses of US$(18.1) million for fuel hedging net of premiums in the costs of sales for the year.

As of December 31, 2025, the market value of the fuel positions amounted to US$14.0 million. At the end of December 2024, this market value was US$7.7 million.

The following tables show the level of hedge for different periods:

	Maturities
Positions as of December 31, 2025 (*)	Q126	Q226	Q326	Q426	Total
Percentage of coverage over the expected volume of consumption	48%	39%	26%	17%	32%

	Maturities
Positions as of December 31, 2024 (*)	Q125	Q225	Q325	Q425	Total
Percentage of coverage over the expected volume of consumption	51%	47%	34%	30%	41%

(*)	The percentage shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the strategy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$5 per barrel in the underlying reference price curve at the end of December 2025 and the end of December of 2024 . The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the fourth trimester of 2026.

Benchmark price (US$ per barrel)	Positions as of December 31, 2025 effect on Equity (MUS$)	Positions as of December 31, 2024 effect on Equity (MUS$)
+5	+17.6	+15.7
-5	-15.1	-12.8

Given the fuel hedging structure for the year 2025, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$142.0 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$131.5 million in higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the parent company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian real (R$), and are actively managed by the Company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of December 31, 2025, the Company recognized losses of US$22.1 million for FX hedging derivatives net of premiums reflected in exchange rate. At the end of December of 2024, the Company recognize gains for US$10.0 million for FX hedging derivatives reflected in exchange rate.

As of December 31, 2025, the market value of hedging FX derivative positions is US$2.7 million. As of December 31, 2024, the market value of the hedging FX derivative positions was US$3.1 million. As of December 31, 2025, the Company has current hedging FX derivatives for US$355 million. As of December 31, 2024, the Company holds current hedging FX derivatives of US$165 million.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation) of R$/US$	Effect on equity as of December 31, 2025 (MUS$)	Effect on equity as of December 31, 2024 (MUS$)
-10%	-7.9	-3.6
+10%	+10.9	+1.0

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses).

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its assets and liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from US dollar to Brazilian reais, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/ US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation) of R$/US$	Effect on Income Statement for the year ended December 31, 2025 (MUS$)	Effect on Income Statement for the year ended December 31, 2024 (MUS$)
-10%	-59.7	-54.7
+10%	+59.7	+54.7

Impact of the exchange rate variation in the Equity, from translating the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment).

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation 10% the exchange rate R$/US$:

Appreciation (depreciation) of R$/US$	Effect at December 31, 2025 MUS$	Effect at December 31, 2024 MUS$
-10%	+368.74	+318.51
+10%	-301.70	-260.60

(iii)	Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the future cash flows of the assets, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”) ..

Of the company’s financial debt subject to variable rates, all of the contracts maintain exposure to the SOFR reference rate.

Mitigation:

Currently, 66% (76% as of December 31, 2024) of the debt is fixed. The variable debt, is indexed to the reference rate based on SOFR.

Likewise, most of the company’s liquidity is denominated in dollars and indexed to a return rate similar and with alike fluctuation to the SOFR rate, which helps reduce exposure.

Rate Hedging Results:

During the period ended December 31, 2025, the Company did not recognize any losses for premiums paid. At the end of December of 2024, the Company did not recognize any losses for premiums paid.

As of December 31, 2025, the Company does not hold interest rate derivative positions corresponding to operating leases to fix the income of future plane arrivals. (US$4.68 million as of December 31, 2024).

As of December 31, 2025, the Company recognized an decrease in the right-of-use asset due to the expiration of derivatives for US$2.20 million associated with the aircraft lease. As of December 31, 2024, the Company recognized an increase in the right-of-use asset due to the expiration of derivatives for US$0.1 million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$2.0 million was recognized. At the end of December of 2024, the Company recognized US$1.9 million for this same concept.

As of December 31, 2025, the Company settled derivatives associated with hedges of leased aircraft for US$2.2 million. As of December 31, 2024, the Company settled derivatives associated with hedges of leased aircraft for US$0.1 million).

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease) of future curve SOFR rate	Positions as of December 31, 2025 effect on Income (Loss) before taxes (MUS$)	Positions as of December 31, 2024 effect on Income (Loss) before tax (MUS$)
+100 basis points	-14.35	-9.28
-100 basis points	+14.35	+9.28

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity.

Increase (decrease) interest rate curve	Positions as of December 31, 2025 effect on equity (MUS$)	Positions as of December 31, 2024 effect on equity (MUS$)
+100 basis points	—	+5.9
-100 basis points	—	-6.3

The calculations were made by vertically increasing (decreasing) 100 basis points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the period ended December 31, 2025, the Company did not record any losses for ineffectiveness in the consolidated income statement for this type of coverage.

(b)	Credit risk

Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of December 31, 2025 has experienced an increase of 20% compared to the balance as of December 31, 2024, mainly due to an increase in passenger transportation operations (travel agencies and corporate) which increased by 22% in its sales, mainly affecting the payment methods credit card 22%, and cash sales 20%. In relation to the cargo business, it presented a decrease in its operations of 9% compared to December 2024. There was special consideration for the Expected Credit Loss calculation for the clients with balance at the year end that management considered risky. The Expected Credit Loss at the end of December 2025 had a decrease of 12% compared to the end of December 2024, due to the reduction of the portfolio resulting from recoveries and the application of write-offs during the year.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.

To reduce the credit risk related to operational activities, the company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits informed to the Company’s Board, mainly in time deposits with different financial institutions, private investment funds and short-term mutual funds. These investments are booked as Cash and cash equivalents.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, and (ii) investment limits according to the Company’s level of liquidity. According to these two parameters, the Company chooses the most restrictive parameter of the previous two and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Billing Settlement Plan (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

The sales invoicing of TAM Linhas Aéreas S.A. related with cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently. The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations.

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of December 31, 2025, the balance of liquid funds is US$2,150 million (US$1,958 million as of December 31, 2024), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of December 31, 2025, LATAM maintains three Revolving Credit Facility for a total of US$1,850 million, one for an amount of US$800 million, another for an amount of US$750 million and the last one for US$300 million. The first two are fully available whilst the third has US$25 million undrawn and available. With this, the sum of the three committed credit lines amounts to a total of US$1,575 million. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with both international bonds. The third is collateralized by spare engines. (See Note 31)

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2025

Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2 Chile

					More than	More than	More than					Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	90 days to one year	one to three years	three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	3,159	6,266	6,266	202,439	218,130	164,600	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	30,500	140,750	342,500	1,687,375	830,500	3,031,625	2,200,000	To the expiration	8.46	7.78
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	—	—	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,370	15,576	40,835	40,993	81,342	184,116	146,535	Quarterly	5.38	5.38
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,307	15,611	40,740	52,876	—	114,534	99,775	Quarterly/Monthly	5.81	5.81
0-E	CCB	Ireland	US$	3,670	10,686	27,597	26,849	199,000	267,802	170,208	Quarterly	5.75	5.75
0-E	BOCOMM	Ireland	US$	6,149	18,209	46,836	44,371	248,051	363,616	242,188	Quarterly	5.83	5.83

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	5,463	16,383	43,668	16,557	—	82,071	78,956	Quarterly	2.03	1.79
0-E	NATIXIS	France	US$	14,707	43,262	108,256	50,467	34,705	251,397	218,473	Quarterly	5.39	5.39
0-E	CREDIT AGRICOLE	France	US$	4,378	13,063	310,081	—	—	327,522	275,012	To the expiration	5.94	5.94

Financial lease
0-E	NATIXIS	France	US$	9,409	27,399	70,797	96,349	—	203,954	166,742	Quarterly	6.12	6.12
0-E	EXIM BANK	U.S.A.	US$	25,763	73,206	148,595	61,763	13,355	322,682	305,863	Quarterly	3.54	2.68
0-E	BOC AVIATION	U.S.A.	US$	1,438	4,175	11,172	11,187	49,887	77,859	52,500	Monthly	6.31	6.31
0-E	BANK OF UTAH	U.S.A.	US$	5,952	17,928	54,357	48,204	69,393	195,834	149,983	Monthly	10.46	10.46

	TOTAL			118,106	399,407	1,251,700	2,143,257	1,728,672	5,641,142	4,270,838

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2025

Debtor: TAM S.A., Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than					Annual
Tax No.	Creditor	Creditor country	Currency	Up to 90 days	90 days to one year	one to three years	three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	9,886	—	—	11,926	11,926	Quarterly	—	—

	TOTAL			510	1,530	9,886	—	—	11,926	11,926

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2025

Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2, Chile.

					More than	More than	More than					Annual
Tax No.	Creditor	Creditor country	Amortization	Up to 90 days	90 days to one year	one to three years	three to five years	More than five years	Total	Nominal value	Currency	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	—	174,401	577,354	1,272,385	1,027,954	1,829,616	4,881,710	3,574,027	US$	—	—
	OTHER ASSETS	OTHERS	—	4,726	13,773	36,544	27,416	95,744	178,203	127,549	US$	—	—
			—	300	878	2,325	2,325	19,758	25,586	22,433	CLP	—	—
			—	1,508	4,261	9,817	7,852	6,143	29,581	25,862	UF	—	—
			—	493	1,431	1,305	—	—	3,229	3,028	COP	—	—
			—	28	24	29	1	—	82	75	EUR	—	—
			—	3,289	9,858	17,971	14,020	10,827	55,965	39,675	BRL	—	—
			—	38	101	84	2	—	225	212	MXN	—	—
Trade and other accounts payables
—	OTHERS	OTHERS	—	1,328,751	2,383	—	—	—	1,331,134	1,331,134	US$	—	—
			—	200,784	1,806	—	—	—	202,590	202,590	CLP	—	—
			—	973,006	649	—	—	—	973,655	973,655	BRL	—	—
			—	173,295	4,172	—	—	—	177,467	177,467	Other currency	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	—	—	2,375	—	—	—	2,375	2,375	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	—	—	5,332	—	—	—	5,332	5,332	—	—	—
	Total			2,860,619	624,397	1,340,460	1,079,570	1,962,088	7,867,134	6,485,414
	Total consolidated			2,979,235	1,025,334	2,602,046	3,222,827	3,690,760	13,520,202	10,768,178

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024

Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2 Chile.

					More than	More than	More than					Annual
Tax No.	Creditor	Creditor country	Currency	Upto 90 days	90 days to one year	one to three years	three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	203,875	407,750	1,107,750	1,455,125	3,174,500	2,100,000	To the expiration	10.69	9.71
97.036.000-K	SANTANDER	Chile	US$	-	2,970	5,889	5,889	167,830	182,578	147,217	To the expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	-	-	-	-	6	6	3	To the expiration	1.00	1.00
Guaranteed obligations
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	5,770	17,015	43,945	41,683	33,697	142,110	115,727	Quarterly/ Monthly	7.73	7.73
0-E	BOCOMM	Ireland	US$	2,724	8,158	20,911	19,790	110,277	161,860	100,000	Quarterly	6.42	6.42
0-E	BNP PARIBAS	U.S.A.	US$	5,996	17,263	45,343	43,928	104,940	217,470	159,624	Quarterly	6.03	6.03
Other guaranteed obligation
0-E	CREDIT AGRICOLE	France	US$	4,097	13,097	35,021	292,571	-	344,786	275,012	To the expiration	6.63	6.63
0-E	EXIM BANK	U.S.A.	US$	5,447	16,392	43,700	38,590	14	104,143	99,109	Quarterly	2.29	2.05
Financial lease
0-E	NATIXIS	France	US$	10,319	29,916	77,088	112,238	24,493	254,054	191,383	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	11,210	6,710	-	-	-	17,920	17,492	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	36,227	82,640	180,932	108,316	36,702	444,817	413,072	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	5,981	18,001	51,307	60,431	86,947	222,667	161,870	Monthly	10.71	10.71
	TOTAL			87,771	416,037	911,886	1,831,186	2,020,031	5,266,911	3,780,509

(*)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024

Debtor: TAM S.A., Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than					Annual
Tax No.	Creditor	Creditor currency	Currency	Up to 90 days	90 days to one year	one to three years	three to five years	More than five years	Total	Nominal value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	13,966	Quarterly	—	—

	TOTAL			510	1,530	4,080	7,846	—	13,966	13,966

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2024

Debtor: LATAM Airlines Group S.A., Tax No. 89.862.200-2, Chile.

					More than 90 days	More than one to	More than three to	More than				Annual
		Creditor		Up to	to	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	one year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	144,076	507,305	1,171,362	958,537	1,718,984	4,500,264	3,174,757	—	—	—
	OTHER ASSETS	OTHERS	US$	3,717	11,276	31,723	27,462	90,051	164,229	88,854	—	—	—
			CLP	1,535	4,604	11,441	10,263	29,935	57,778	36,151	—	—	—
			UF	1,264	3,757	9,241	6,523	3,631	24,416	21,425	—	—	—
			COP	344	1,016	1,784	56	—	3,200	2,829	—	—	—
			EUR	31	92	58	8	—	189	183	—	—	—
			BRL	3,072	8,322	18,727	12,425	18,256	60,802	38,082	—	—	—
			MXN	87	217	11	—	—	315	299	—	—	—
Trade and other accounts payables
	OTHERS	OTHERS	US$	1,291,259	6,478	—	—		1,297,737	709,933	—	—	—
			CLP	65,753	193	—	—	—	65,946	64,317	—	—	—
			BRL	224,513	6,621	—	—	—	231,134	409,474	—	—	—
			Other currency	172,749	4,534	—	—	—	177,283	118,189	—	—	—
Accounts payable to related parties currents
Foreign	Qatar Airways	Qatar	0	—	3,576	—	—	—	3,576	3,576	—	—	—
Foreign	Delta Air Lines, Inc.	U.S.A	0	—	9,299	—	—	—	9,299	9,299	—	—	—

	Total			1,908,400	567,290	1,244,347	1,015,274	1,860,857	6,596,168	4,677,368
	Total consolidated			1,996,681	984,857	2,160,313	2,854,306	3,880,888	11,877,045	8,471,843

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of December 31, 2025, the Company does not maintains guarantees corresponding to derivative transactions. At of December 31, 2024, the Company had guarantees for US$0.5 million corresponding to derivative transactions.

3.2.	Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group's companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The Company’s international credit rating is the result of its ability to meet its long-term financial commitments. As of December 31, 2025, The Company has a national scale rating of A with positive outlook by Fitch and a rating of A- with positive outlook by Feller. On an international scale, it has a rating of BB with a stable outlook by Standard & Poor's, a rating of Ba2 with a stable outlook by Moody's and a rating of BB with a positive outlook by Fitch.

3.3.	Estimates of fair value.

At December 31, 2025, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Derivative financial instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of December 31, 2025				As of December 31, 2024
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Assets
Cash and cash equivalents	140,343	140,343	—	—	77,313	77,313	—	—
Short-term mutual funds	140,343	140,343	—	—	77,313	77,313	—	—

Other financial assets, current	16,699	—	16,699	—	15,565	—	15,565	—
Fair value interest rate derivatives	—	—	—	—	4,676	—	4,676	—
Fair value of fuel derivatives	14,009	—	14,009	—	7,747	—	7,747	—
Fair value of foreign currency derivative	2,690	—	2,690	—	3,142	—	3,142	—

Liabilities
Other financial liabilities, current	—	—	—	—	—	—	—	—
Fair value of foreign currency derivatives	—	—	—	—	—	—	—	—

Additionally, at December 31, 2025, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of December 31, 2025		As of December 31, 2024
	Book value	Fair value	Book value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	2,009,770	2,009,770	1,880,475	1,880,475
Cash on hand	2,059	2,059	1,885	1,885
Bank balance	761,242	761,242	664,173	664,173
Overnight	47,386	47,386	103,761	103,761
Time deposits	1,199,083	1,199,083	1,110,656	1,110,656
Other financial assets, current	53,845	53,845	51,730	51,730
Other financial assets	53,845	53,845	51,730	51,730
Trade debtors, other accounts receivable and Current accounts receivable	1,381,869	1,381,869	1,163,707	1,163,707
Accounts receivable from entities related, current	7	7	25	25
Other financial assets, non-current	52,139	52,139	53,772	53,772
Accounts receivable, non-current	13,950	13,950	12,342	12,342

Other current financial liabilities	745,303	922,837	635,213	837,181
Accounts payable for trade and other accounts payable, current	2,684,846	2,684,846	2,133,572	2,133,572
Accounts payable to entities related, current	7,707	7,707	12,875	12,875
Other financial liabilities, non current	7,343,223	7,058,956	6,515,238	6,361,620
Accounts payable, non current	471,208	471,208	491,762	491,762

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, revenue, expenses and commitments. Basically, these estimates refer to:

(a)	Impairment of Intangible asset with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. For this assessment, the Company has determined the existence of a single CGU corresponding to Air Transport. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

The recoverable value of this cash-generating unit (CGU) has been determined based on value-in-use calculations. Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates at least annually and as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b)	Depreciation expense and impairment of Properties, Plant and Equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)	Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)	Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred revenue. Ordinary revenue from the sale of tickets is recognized in the statement of income when the passenger transportation service is provided or expires due to non-use. The Company evaluates the probability of expiration of air tickets on a monthly basis, based on the history of use. A change in this probability could impact revenue in the period in which the change occurs and in future periods.

As of December 31, 2025, deferred revenue associated with air tickets sold amounts to ThUS$2,323,221 (ThUS$2,012,661 as of December 31, 2024). An hypothetical change of one percentage point in the behavior of the passenger regarding the use would impact of up to ThUS$12,059 per month (ThUS$10,016 as of December 31, 2024).

(e)	Valuation of the miles awarded to the holders of the loyalty programs, pending use - breakage.

As of December 31, 2025, deferred revenue associated with the LATAM Pass loyalty program from Spanish-speaking countries totalized ThUS$893,681 (ThUS$949,495 as of December 31, 2024). An hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$35,441 on the results of 2025 (ThUS$33,479 as of December 31, 2024). Deferred revenue associated with the LATAM Pass Brazil loyalty program totalized ThUS$280,182 as of December 31, 2025 (ThUS$203,058 as of December 31, 2024). An hypothetical change of one percentage point in the probability of redemption would result in an accumulated impact of ThUS$9,642 on the results of 2025 (ThUS$5,537 as of December 31, 2024).

Management, with the assistance of an external specialist, used statistical models to estimate the miles awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

As of January 1, 2025, the LATAM Pass Brazil program has changed the denomination of its accumulation and redemption unit, adopting the name “LATAM Pass miles” instead of “LATAM Pass points.”

(f)	Legal Contingencies

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)	Leases

During 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company’s indebtedness conditions. Because of this, all new contracts entered into from 2022 and all contracts that were modified from 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i)	Discount rate

To determine the present value of lease payments, the Company uses the implicit rate in the contracts when it is easily determinable. Otherwise, it uses the lessee’s estimated incremental borrowing rate, which is derived from the information available at the lease commencement date. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates. A one percentage point decrease in our estimate of the rates used in determining the current lease liabilities for the registered fleet as of December 31, 2025, would increase the lease liability by approximately US$132 million (US$119 million as of December 31, 2024).

(ii)	Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee’s control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of December 31, 2025, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Peru	1,285,674	1,127,532	988,908
Argentina	317,246	239,369	244,413
U.S.A.	1,446,087	1,324,008	1,044,822
Europe	1,100,178	957,042	800,897
Colombia	741,889	669,206	662,263
Brazil	6,098,633	5,512,471	5,006,377
Ecuador	390,575	364,960	332,801
Chile	2,121,331	1,927,847	1,898,150
Asia Pacific and rest of Latin America	763,443	710,608	661,910
Income from ordinary activities	14,265,056	12,833,043	11,640,541
Other operating income	229,934	200,669	148,641

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of December 31,	As of December 31,
	2025	2024
	ThUS$	ThUS$
Cash on hand	2,059	1,885
Bank balances (1)	761,242	664,173
Overnight	47,386	103,761
Total Cash	810,687	769,819
Cash equivalents
Time deposits	1,199,083	1,110,656
Mutual funds	140,343	77,313
Total cash equivalents	1,339,426	1,187,969
Total cash and cash equivalents	2,150,113	1,957,788

(1)	As of December 31, 2025, within the item bank balances are ThUS$702,802 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$590,463 as of December 31, 2024)

Cash and cash equivalents are denominated in the following currencies:

Currency	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Argentine peso	3,354	4,228
Brazilian real	645,620	347,041
Chilean peso	207,892	17,943
Colombian peso	36,212	19,042
Euro	20,350	15,721
US Dollar	1,181,897	1,508,548
Pound Sterling	2,174	2,069
Mexican peso	6,335	4,222
R.P. Chinese Yuan	18,781	21,585
Peruvian Sol	13,465	6,297
Other currencies	14,033	11,092
Total	2,150,113	1,957,788

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of December 31, 2025

	Measured at amortized	At fair value with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	2,009,770	140,343	—	2,150,113
Other financial assets, current	53,845	—	16,699	70,544
Trade and others accounts receivable, current	1,381,869	—	—	1,381,869
Accounts receivable from related entities, current	7	—	—	7
Other financial assets, non current	52,139	—	—	52,139
Accounts receivable, non current	13,950	—	—	13,950
Total	3,511,580	140,343	16,699	3,668,622

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	745,303	—	—	745,303
Trade and others accounts payable, current	2,684,846	—	—	2,684,846
Accounts payable to related entities, current	7,707	—	—	7,707
Other financial liabilities, non-current	7,343,223	—	—	7,343,223
Accounts payable, non-current	471,208	—	—	471,208
Total	11,252,287	—	—	11,252,287

As of December 31, 2024

	Measured at amortized	At fair value with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,880,475	77,313	—	1,957,788
Other financial assets, current	51,730	—	15,565	67,295
Trade and others accounts receivable, current	1,163,707	—	—	1,163,707
Accounts receivable from related entities, current	25	—	—	25
Other financial assets, non current	53,772	—	—	53,772
Accounts receivable, non current	12,342	—	—	12,342
Total	3,162,051	77,313	15,565	3,254,929

Liabilities	Measured at amortized cost	At fair value with changes in results	Hedge derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	635,213	—	—	635,213
Trade and others accounts payable, current	2,133,572	—	—	2,133,572
Accounts payable to related entities, current	12,875	—	—	12,875
Other financial liabilities, non-current	6,515,238	—	—	6,515,238
Accounts payable, non-current	491,762	—	—	491,762
Total	9,788,660	—	—	9,788,660

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of December 31,	As of December 31,
	2025	2024
	ThUS$	ThUS$
Trade accounts receivable	1,364,217	1,132,923
Other accounts receivable	80,919	99,063
Total trade and other accounts receivable	1,445,136	1,231,986
Less: Expected credit loss	(49,317)	(55,937)
Total net trade and accounts receivable	1,395,819	1,176,049
Less: non-current portion – accounts receivable	(13,950)	(12,342)
Trade and other accounts receivable, current	1,381,869	1,163,707

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of December 31, 2025			As of December 31, 2024
Portfolio maturity	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision	Expected loss rate (1)	Gross book value (2)	Impairment loss Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
Up to date	1%	1,282,005	(10,115)	1%	961,457	(12,550)
From 1 to 90 days	1%	38,644	(545)	1%	122,350	(1,438)
From 91 to 180 days	25%	4,174	(1,047)	15%	6,510	(978)
From 181 to 360 days	35%	2,749	(965)	67%	4,960	(3,325)
Over 360 days	100%	36,645	(36,645)	100%	37,646	(37,646)
Total		1,364,217	(49,317)		1,132,923	(55,937)

(1)	Corresponds to the consolidated expected rate of accounts receivable.
(2)	The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

	As of December 31,	As of December 31,
Currency	2025	2024
	ThUS$	ThUS$
Argentine Peso	6,753	8,968
Brazilian Real	974,451	722,208
Chilean Peso	102,118	71,628
Colombian Peso	23,245	16,032
Euro	65,264	96,438
US Dollar	187,381	224,169
Australian Dollar	3,681	5,457
Japanese Yen	4,057	4,998
Pound Sterling	6,134	8,488
Other Currencies	22,735	17,663
Total	1,395,819	1,176,049

The movements of the expected credit losses of the trade accounts receivables are as follows:

Periods	Opening balance	Write-offs	(Increase) Decrease	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	(67,232)	7,122	(4,668)	(64,778)
From January 1 to December 31, 2024	(64,778)	4,578	4,263	(55,937)
From January 1 to December 31, 2025	(55,937)	6,836	(216)	(49,317)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of December 31, 2025			As of December 31, 2024
	Gross exposure according to balance	Gross impaired exposure	Exposure net of risk concentrations	Gross exposure according to balance	Gross Impaired exposure	Exposure net of risk concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,364,217	(49,317)	1,314,900	1,132,923	(55,937)	1,076,986
Other accounts receivable	80,919	—	80,919	99,063	—	99,063

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts receivable

Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2025	As of December 31, 2024
					ThUS$	ThUS$
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	—	2
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	CLP	—	21
76.115.378-1	Costa Verde Portafolio S.A.	Related director	Chile	CLP	7	2
	Total current assets				7	25

(b)	Current accounts payable

					Current liabilities
Tax No.	Related party	Relationship	Country of origin	Currency	As of December 31, 2025	As of December 31, 2024
					ThUS$	ThUS$
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	2,375	3,576
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A.	US$	5,332	9,299
	Total current liabilities				7,707	12,875

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the Liabilities of the year 2025 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Technical stock (*)	415,141	390,259
Non-technical stock (**)	43,425	48,271
Total	458,566	438,530

(*)	Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**)	Consumables of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of December 31,	As of December 31,
	2025	2024
	ThUS$	ThUS$
Provision for obsolescence Technical stock	84,136	76,167
Provision for obsolescence Non-technical stock	8,991	8,700
Total	93,127	84,867

The resulting amounts do not exceed the respective net realization values.

As of December 31, 2025, the Company registered ThUS$295,782 (ThUS$281,792 for the year ended December 31, 2024) in the income statements, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)	The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
(1) Other financial assets

Deposits in guarantee (aircraft)	25,014	23,057	35,525	32,214	60,539	55,271
Guarantees for margins of derivatives	—	466	—	—	—	466
Other investments	—	—	493	493	493	493
Other guarantees given	28,831	28,207	16,121	21,065	44,952	49,272
Subtotal of other financial assets	53,845	51,730	52,139	53,772	105,984	105,502
(2) Hedging derivative asset
Fair value of interest rate derivatives	—	4,676	—	—	—	4,676
Fair value of foreign currency derivatives	2,690	3,142	—	—	2,690	3,142
Fair value of fuel price derivatives	14,009	7,747	—	—	14,009	7,747
Subtotal of derivative assets	16,699	15,565	—	—	16,699	15,565
Total Other Financial Assets	70,544	67,295	52,139	53,772	122,683	121,067

(b)	The balances composition by currencies of the Other financial assets are as follows:

Type of currency	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Brazilian real	14,076	13,323
Chilean peso	2,801	3,006
Colombian peso	806	1,216
Euro	4,657	4,646
U.S.A dollar	97,144	96,359
Other currencies	3,199	2,517
Total	122,683	121,067

(c)	Hedge derivatives

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

		As of December 31, 2025	As of December 31, 2024
		ThUS$	ThUS$

Interest rate swaps	(3)	—	4,676
Fuel options	(1)	14,009	7,747
Foreign currency derivative US$/BRL$	(2)	2,690	3,142

(1)	Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(2)	Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

(3)	They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originated by the operational leases. These contracts are recorded as cash flow hedging contracts.

The Company only maintains cash flow hedges. In the case of fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions. See Note 3.

See Note 24 (g) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2025	2024	2025	2024
(a) Advance payments	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Aircraft insurance and other	29,541	31,465	—	—	29,541	31,465
Others	8,520	7,097	21,326	24,156	29,846	31,253
Subtotal advance payments	38,061	38,562	21,326	24,156	59,387	62,718

(b) Contract assets (1)
GDS costs	24,205	23,078	—	—	24,205	23,078
Credit card commissions	43,238	33,590	—	—	43,238	33,590
Travel agencies commissions	11,081	8,898	—	—	11,081	8,898
Subtotal advance payments	78,524	65,566	—	—	78,524	65,566
(c) Other assets
Sales tax	118,306	98,142	10,443	6,900	128,749	105,042
Other taxes	401	226	—	—	401	226
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	779	628	120	271	899	899
Contributions to Aeronautical Service Companies	—	—	60	60	60	60
Judicial deposits	—	537	61,568	58,029	61,568	58,566
Subtotal other assets	119,486	99,533	72,191	65,260	191,677	164,793
Total Other Non - Financial Assets	236,071	203,661	93,517	89,416	329,588	293,077

(1)	Movement of Contracts assets:

	Initial balance	Activation	Cumulative translation adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	48,566	242,717	2,033	(220,957)	72,359
From January 1 to December 31, 2024	72,359	233,572	(6,177)	(234,188)	65,566
From January 1 to December 31, 2025	65,566	243,722	2,253	(233,017)	78,524

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at December 31, 2025 and December 31, 2024, are detailed below:

	As of December 31,	As of December 31,
	2025	2024
	ThUS$	ThUS$
Current assets
Aircraft	10,338	29,063
Engines and rotables	—	75
Total	10,338	29,138

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the exercise.

Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2020, 11 Boeing 767 aircraft were transferred from the property, plant and equipment, to non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of 5 aircraft was completed. During the year 2022 the sale of 3 aircraft was completed and during the year 2023 the sale of 1 aircraft was completed. During 2025, the sale of 1 aircraft was completed.

During 2022, 28 Airbus A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$345 million of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value. During 2023, the engines associated with these aircraft were added, generating additional adjustments of US$39 million, which were recorded in the result as part of Other gains (losses), in order to register these assets at their net realizable value. During the year 2024 the sale of 26 aircraft was finalized.During 2025 the sale of 2 aircraft was completed.

During 2022, 6 aircraft and 8 engines of the Airbus A320 family were transferred from property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. During 2022, the sale of 3 aircraft was completed. During 2023, the sale of 2 aircraft and 8 engines were completed. During 2024, the sale of 1 aircraft was completed. During 2022, adjustments for US$25 million of expenses were recognized to record these assets at their net realizable value. Since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function.

During 2023, 6 Airbus A320 aircraft were transferred from the property, plant, and equipment category to the non-current assets or asset groups held for sale category. Additionally, during 2023, adjustments of US$9 million in expenses were recognized to record these assets at their net realizable value. These adjustments were recorded in the results as part of Other expenses by function. During 2024, the sale of 6 aircraft was completed.

During 2023, 1 Boeing 767 family aircraft was transferred from Property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for US$3 million in expenses were recognized within results as part of Other expenses by function to record these assets at their net realizable value. As of 2024, the sale of 1 Boeing 767 family aircraft was completed.

During 2025, 1 land and 1 building were transferred from Property, plant and equipment to non-current assets or asset groups for disposal classified as held for sale, with their sale being finalized during this same period.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

		As of December 31,	As of December 31,
Aircraft	Model	2025	2024
Boeing 767	300F	1	2
Airbus A319 (*)	100	—	2
Total		1	4

(*)	As of December 31, 2024, 6 Airbus A320 aircraft and 26 Airbus A319 aircraft were sold and incorporated into property, plant and equipment, as of December 31, 2025, 2 Airbus A319 aircraft were sold and incorporated into property, plant and equipment, as a result of a sale and lease contract (see Note 16).

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of December 31, 2025	As of December 31, 2024
			%	%
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional S.A.	Colombia	COP	99.23168	99.23168
TAM Linhas aéreas S.A.	Brazil	BRL	100.00000	100.00000
ABSA Aerolimhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000
Transportes Aéreos del Mercosur S.A.	Paraguay	PYG	94.98000	94.98000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant subsidiaries

	Statement of financial position as of December 31, 2025						Statement of Income for the year ended December 31, 2025
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/ (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	529,475	440,044	89,431	418,988	368,445	50,543	1,907,495	38,808
Lan Cargo S.A.	578,756	265,545	313,211	318,492	240,823	77,669	485,209	34,617
Línea Aérea Carguera de Colombia S.A.	264,677	125,232	139,445	125,058	125,024	34	266,636	26,728
Transporte Aéreo S.A.	234,376	18,502	215,874	141,333	116,085	25,248	100,743	(21,983)
Latam Airlines Ecuador S.A.	192,978	171,887	21,091	184,410	165,615	18,795	331,458	(1,414)
Aerovías de Integración Regional S.A.	269,540	250,548	18,992	268,593	259,002	9,591	664,969	(12,388)
TAM Linhas Aéreas S.A.	4,359,338	2,655,462	1,703,876	2,701,311	1,990,369	710,942	6,747,200	501,729
ABSA Aerolinhas Brasileiras S.A.	361,700	354,481	7,219	387,627	366,290	21,337	177,717	15,036
Transportes Aéreos del Mercosur S.A.	68,642	68,216	426	27,764	25,602	2,162	65,707	20,206

	Statement of financial position as of December 31, 2024						Statement of Income for the year ended December 31, 2024
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/ (loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A.	437,768	401,748	36,020	366,089	342,838	23,251	1,723,518	22,861
Lan Cargo S.A.	490,550	169,684	320,866	263,747	184,144	79,603	413,100	27,238
Línea Aérea Carguera de Colombia S.A.	208,805	83,783	125,022	95,915	95,684	231	255,867	6,011
Transporte Aéreo S.A.	238,354	15,080	223,274	121,609	92,234	29,375	84,885	(10,064)
Latam Airlines Ecuador S.A.	187,139	181,666	5,473	175,309	159,210	16,099	324,601	(9,358)
Aerovías de Integración Regional S.A.	207,096	198,118	8,978	198,165	193,842	4,323	546,752	(59,836)
TAM Linhas Aéreas S.A.	3,633,801	2,209,393	1,424,408	2,221,024	1,594,689	626,335	6,083,071	657,709
ABSA Aerolinhas Brasileiras S.A.	515,562	510,341	5,221	556,527	537,601	18,926	178,502	(2,163)
Transportes Aéreos del Mercosur S.A.	50,132	47,469	2,663	28,225	26,314	1,911	57,120	6,395

(b) Non-controlling interests

		Country	As of December 31,	As of December 31,	As of December 31,	As of December 31,
Equity	Tax No.	of origin	2025	2024	2025	2024
			%	%	ThUS$	ThUS$
Latam Airlines Perú S.A.	Foreign	Peru	0.19000	0.19000	210	136
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	(5,579)	(5,517)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(5,298)	(7,848)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	2,052	1,100
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	223	191
Total					(8,392)	(11,938)

		Country	For the year ended December 31,			For the year ended December 31,
Incomes	Tax No.	of origin	2025	2024	2023	2025	2024	2023
			%	%	%	ThUS$	ThUS$	ThUS$
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	0.19000	74	43	(9)
Aerovías de Integración Regional S.A.	Foreign	Colombia	0.77400	0.77400	0.77400	(96)	(463)	(101)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	9.54000	2,550	573	(500)
Transportes Aéreos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	5.02000	1,014	321	304
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	0.10196	35	(1)	25
Total						3,577	473	(281)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Airport slots	602,677	535,531	602,677	535,531
Loyalty program	193,247	171,717	193,247	171,717
Computer software	180,453	171,144	775,506	661,731
Developing software	147,728	119,376	147,728	119,376
Other assets	5,856	2,402	7,171	3,717
Total	1,129,961	1,000,170	1,726,329	1,492,072

a)	Movement in Intangible assets other than goodwill:

	Computer software and others Net	Developing software	Airport slots	Loyalty program	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	143,575	107,652	625,368	203,791	1,080,386
Additions	298	78,846	—	—	79,144
Transfer software and others	69,210	(69,928)	—	—	(718)
Foreign exchange	2,612	440	33,581	15,845	52,478
Amortization	(59,304)	—	—	—	(59,304)
Closing balance as of December 31, 2023	156,391	117,010	658,949	219,636	1,151,986
Opening balance as of January 1, 2024	156,391	117,010	658,949	219,636	1,151,986
Additions	221	101,379	22,666	—	124,266
Withdrawals	(2)	(393)	—	—	(395)
Transfer software and others	96,098	(95,971)	—	—	127
Foreign exchange	(6,607)	(2,649)	(146,084)	(47,919)	(203,259)
Amortization	(72,555)	—	—	—	(72,555)
Closing balance as of December 31, 2024	173,546	119,376	535,531	171,717	1,000,170
Opening balance as of January 1, 2025	173,546	119,376	535,531	171,717	1,000,170
Additions	48	124,911	—	—	124,959
Withdrawals	(4)	(133)	—	—	(137)
Transfer software and others	100,090	(97,255)	—	—	2,835
Foreign exchange	3,851	832	67,146	21,530	93,359
Amortization	(91,225)	—	—	—	(91,225)
Closing balance as of December 31, 2025	186,306	147,731	602,677	193,247	1,129,961

The amortization of each period is recognized in the consolidated income statement within administrative expenses.

The cumulative amortization of computer software and others as of December 31, 2025 amounts to ThUS$596,368 (ThUS$491,902 as of December 31, 2024).

b)	Impairment Test Intangible Assets with an indefinite useful life

As of December 31, 2025, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of December 31, 2025, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU “Air transport” are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU Air transport
Annual growth rate (Terminal)%		0.0 –4.6
Exchange rate	R$/US$	5.6 – 5.8
Discount rate based on the Weighted Average Cost of Capital (WACC)%		8.0 – 10.0
Fuel Price	US$/barrel	90

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase WACC Maximum	Decrease rate Terminal growth Minimal	Increase fuel price Maximum US$/barrel
	%	%
Air Transportation CGU	10.0	—	90

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
a) Property, plant and equipment
Construction in progress (1)	682,773	479,871	—	—	682,773	479,871
Land	39,778	39,818	—	—	39,778	39,818
Buildings	124,298	120,736	(66,759)	(60,313)	57,539	60,423
Plant and equipment	13,340,403	11,727,067	(5,691,286)	(5,085,126)	7,649,117	6,641,941
Own aircraft (3)	12,056,302	10,678,834	(5,405,503)	(4,831,914)	6,650,799	5,846,920
Other (2)	1,284,101	1,048,233	(285,783)	(253,212)	998,318	795,021
Machinery	26,081	24,005	(25,091)	(22,927)	990	1,078
Information technology equipment	169,597	158,900	(149,900)	(139,607)	19,697	19,293
Fixed installations and accessories	209,524	174,859	(142,509)	(126,886)	67,015	47,973
Motor vehicles	50,118	48,320	(44,668)	(42,323)	5,450	5,997
Leasehold improvements	255,494	236,509	(71,048)	(61,760)	184,446	174,749
Subtotal Properties, plant and equipment	14,898,066	13,010,085	(6,191,261)	(5,538,942)	8,706,805	7,471,143
b) Right of use
Aircraft	6,636,160	5,810,997	(3,581,466)	(3,262,942)	3,054,694	2,548,055
Other assets	418,923	398,017	(233,408)	(230,518)	185,515	167,499
Subtotal Right of use	7,055,083	6,209,014	(3,814,874)	(3,493,460)	3,240,209	2,715,554
Total	21,953,149	19,219,099	(10,006,135)	(9,032,402)	11,947,014	10,186,697

(1)	As of December 31, 2025, includes advances paid to aircraft manufacturers for Th US$616,569 (ThUS$452,765 as of December 31, 2024).
(2)	Consider mainly rotables and tools.
(3)	As of December 31, 2025 , were transferred from right-of-use assets to property, plant and equipment, 13 aircraft: 11 Airbus A321 for ThUS$255,200 and 2 Boeing B787-8 for ThUS$86.000. As of December 31, 2024 were transferred from right-of-use assets to property, plant and equipment, 9 aircraft, 3 Airbus A320 for ThUS$34,760 and 6 Boeing B777 for ThUS$296,198.

(a)	Movement in the different categories of Property, plant and equipment:

	Construction in progress	Land	Buildings net	Plant and equipment net	Information technology equipment net	Fixed installations & accessories net	Motor vehicles net	Leasehold improvements net	Property, Plant and equipment net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134
Additions	8,835	—	—	870,640	5,794	4,246	—	48,866	938,381
Disposals	—	—	—	(2,701)	(1)	—	(16)	—	(2,718)
Retirements	(83)	—	—	(87,652)	(12)	(2)	—	—	(87,749)
Depreciation expenses	—	—	(4,104)	(716,590)	(5,918)	(8,789)	(68)	(10,185)	(745,654)
Foreign exchange	726	1,445	1,505	23,845	536	1,276	12	11,497	40,842
Other increases (decreases)	(140,042)	(1,550)	1,161	(156,046)	334	20,607	—	3,225	(272,311)
Changes, total	(130,564)	(105)	(1,438)	(68,504)	733	17,338	(72)	53,403	(129,209)
Closing balance as of December 31, 2023	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925

Opening balance as January 1, 2024	258,246	44,244	67,558	6,236,344	17,342	54,410	351	213,430	6,891,925
Additions	20,754	—	—	1,215,040	9,669	421	—	8,289	1,254,173
Disposals	—	—	—	(2,940)	(8)	—	(2)	—	(2,950)
Retirements	—	—	—	(56,148)	(91)	(89)	—	—	(56,328)
Depreciation expenses	—	—	(3,992)	(771,104)	(5,724)	(8,877)	(65)	(9,790)	(799,552)
Foreign exchange	(1,354)	(4,426)	(3,143)	(108,966)	(1,780)	(5,401)	—	(39,593)	(164,663)
Other increases (decreases)	202,225	—	—	136,506	(115)	7,509	—	2,413	348,538
Changes, total	221,625	(4,426)	(7,135)	412,388	1,951	(6,437)	(67)	(38,681)	579,218
Closing balance as of December 31, 2024	479,871	39,818	60,423	6,648,732	19,293	47,973	284	174,749	7,471,143

Opening balance as of January 1, 2025	479,871	39,818	60,423	6,648,732	19,293	47,973	284	174,749	7,471,143
Additions	62,087	—	—	2,002,514	5,784	1,482	82	335	2,072,284
Disposals	—	—	(42)	(63,381)	(112)	—	—	—	(63,535)
Retirements	(8)	—	—	(117,315)	(215)	(164)	—	(184)	(117,886)
Depreciation expenses	—	—	(4,012)	(911,110)	(6,249)	(9,258)	(111)	(8,369)	(939,109)
Foreign exchange	(297)	1,649	1,423	55,918	1,206	3,643	34	17,903	81,479
Other increases (decreases)	141,120	(1,689)	(253)	39,849	(10)	23,339	61	12	202,429
Changes, total	202,902	(40)	(2,884)	1,006,475	404	19,042	66	9,697	1,235,662
Closing balance as of December 31, 2025	682,773	39,778	57,539	7,655,207	19,697	67,015	350	184,446	8,706,805

(b)	Right of use assets:

	Aircraft	Others	Net right of use assets
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	1,326,821	63,706	1,390,527
Additions	1,013,314	2,988	1,016,302
Depreciation expense	(178,570)	(14,816)	(193,386)
Cumulative translate adjustment	56	3,351	3,407
Other increases (decreases)	(16,539)	(1,106)	(17,645)
Total changes	818,261	(9,583)	808,678
Closing balance as of December 31, 2023	2,145,082	54,123	2,199,205

Opening balance as January 1, 2024	2,145,082	54,123	2,199,205
Additions (*)	601,723	50,838	652,561
Depreciation expense	(284,234)	(27,315)	(311,549)
Cumulative translate adjustment	48	(8,317)	(8,269)
Other increases (decreases)	85,436	98,170	183,606
Total changes	402,973	113,376	516,349
Closing balance as of December 31, 2024	2,548,055	167,499	2,715,554

Opening balance as of January 1, 2025	2,548,055	167,499	2,715,554
Additions (*)	835,048	32,115	867,163
Depreciation expense	(395,227)	(28,863)	(424,090)
Cumulative translate adjustment	—	9,630	9,630
Other increases (decreases)	66,818	5,134	71,952
Total changes	506,639	18,016	524,655
Closing balance as of December 31, 2025	3,054,694	185,515	3,240,209

(*)	As of December 31, 2024, the additions of 6 Airbus A320 aircraft and 26 Airbus A319 aircraft, as of December 31, 2025, the additions of 2 Airbus A319 aircraft, as a result of a sale and leaseback agreement.

(c)	Fleet composition

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets				Total fleet
		As of December 31,		As of December 31,		As of December 31,		As of December 31,		As of December 31,	As of December 31,
Aircraft	Model	2025		2024		2025		2024		2025	2024
Boeing 767	300ER	9		9	(1)	—		—		9	9
Boeing 767	300F	18		18	(1)	1		1		19	19
Boeing 777	300ER	10		10	(2)	—		—	(2)	10	10
Boeing 787	8	6	(2)	4		4	(2)	6		10	10
Boeing 787	9	2		2		26		25		28	27
Airbus A319	100	11		11		28		27		39	38
Airbus A320	200	86		86	(2)	49		49	(2)	135	135
Airbus A320	NEO	7		3		44		27		51	30
Airbus A321	200	30	(2)	19		19	(2)	30		49	49
Airbus A321	NEO	3		0		14		14		17	14
Airbus A330	200	0		0		3	(3)	2		3	2
Total		182		162		188		181		370	343

(1)	Considers conversions from Boeing 767-300ER (passenger) to Boeing 767-300F (freighter) Aircraft.
(2)	As of December 31, 2025, 13 aircraft from these fleets (11 Airbus A321 and 2 Boeing 787-8) were transferred from right-of-use assets to property, plant and equipment.As of December 31, 2024, 9 aircraft from these fleets (3 Airbus A320 and 6 Boeing B777) were transferred from right-of-use assets to property, plant and equipment.
(3)	As of December 31, 2025, 3 A330-200 aircraft remain in the fleet under an operating lease with WAMOS.

As of December 31, 2024, the Company recorded 181 aircraft classified as right-of-use assets. On page 86 of the 2024 Integrated Annual Report submitted to the Financial Market Commission (CMF), this information was presented with the column headings for the fleet composition reversed. However, the information is correctly reported in the 2024 financial statements issued and attached to the annual report.

(d)	Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	A useful life of 25 years for the short-haul fleet and a range of 20 to 30 years for the long-haul fleet. Residual values are estimated based on the projected market value of the assets at the end of their lives.

(e)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of December 31, 2025		As of December 31, 2024
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
Wilmington	Wilmington Trust Company	Aircraft and engines	Airbus A319	—	—	—	—
			Airbus A320	—	—	—	—
			Boeing 767	—	—	—	—
			Boeing 777	99,775	160,418	115,727	132,643
Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,331	1,409	4,441	2,401
			Airbus A320	178,598	118,362	238,131	114,450
			Airbus A321	5,266	3,443	7,022	3,920
			Boeing 767	—	—	—	—
			Boeing 787	87,817	54,259	117,089	45,703

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	146,535	186,545	159,624	196,134

BOCOMM	BOCOMM	Aircraft and engines	Airbus A320N	242,188	254,760	—	—

CCB	CCB	Aircraft and engines	Airbus A320N	170,208	176,722	—	—

UMB Bank	Natixis	Aircraft and engines	Airbus A321	218,473	241,106	—	—

Total direct guarantee				1,152,191	1,197,024	642,034	495,251

(1)	For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of December 31, 2025, amounts to ThUS$687,015 (ThUS$897,783 as of December 31, 2024). The book value of the assets with indirect guarantees as of December 31, 2025, amounts to ThUS$1,182,689 (ThUS$1,734,431 as of December 31, 2024).

As of December 31, 2025, the Company keeps valid letters of credit related to right of use assets according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release date
Empreendimientos Imobiliários	TAM Linhas Aéreas S.A.	One letter of credit	19,446	Apr 29, 2026
AerCap	LATAM Airlines Group S.A.	Six letters of credit	6,000	Jul 30, 2026
Aircastle	LATAM Airlines Group S.A.	Three letters of credit	834	Dec 4, 2026
BOC Aviation	LATAM Airlines Group S.A.	Four letters of credit	3,216	Oct 21, 2026
Brophunding Aviation House	LATAM Airlines Group S.A.	Two letters of credit	2,000	Dec 4, 2026
Celestial Aviation Services	LATAM Airlines Group S.A.	Eight letters of credit	13,586	Jan 20, 2026
Celestial Aviation (48)	LATAM Airlines Group S.A.	One letter of credit	9,660	Aug 30, 2026
DAE Capital	LATAM Airlines Group S.A.	Three letters of credit	1,844	Dec 4, 2026
Dune Aviation (15)	LATAM Airlines Group S.A.	One letter of credit	733	Dec 3, 2026
GE Capital Aviation	LATAM Airlines Group S.A.	Nine letters of credit	2,827	Feb 5, 2026
GY Aviation Lease 1910	LATAM Airlines Group S.A.	One letter of credit	1,020	Oct 24, 2026
Jackson Square Aviation	LATAM Airlines Group S.A.	Four letters of credit	1,220	Dec 2, 2026
MAM Engine Leasing	LATAM Airlines Group S.A.	Eight letters of credit	1,420	Nov 17, 2026
Marinescu	LATAM Airlines Group S.A.	Four letters of credit	5,800	Sep 9, 2026
Maverick Leasing	LATAM Airlines Group S.A.	Three letters of credit	2,359	Nov 14, 2026
Orix Aviation Systems	LATAM Airlines Group S.A.	One letter of credit	730	Nov 21, 2026
Pembroke Aircraft Leasing (1)	LATAM Airlines Group S.A.	Two letters of credit	1,496	Dec 3, 2026
PK AirFinance	LATAM Airlines Group S.A.	Three letters of credit	1,560	Nov 5, 2026
SMBC Aviation Capital	LATAM Airlines Group S.A.	Three letters of credit	1,005	Oct 29, 2026
Star Rising Aviation (45)	LATAM Airlines Group S.A.	Five letters of credit	1,979	Oct 28, 2026
Avolon / UMB Bank N.A.	LATAM Airlines Group S.A.	Three letters of credit	1,524	Aug 30, 2026
			80,259

Creditors are presented under abbreviated denominations for presentation purposes.

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Gross book value of fully depreciated property, plant and equipment still in use	358,092	326,642
Commitments for the acquisition of aircraft (*)	21,276,000	20,400,000

(*)	According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2026	2027	2028	2029-2030	Total
Airbus S.A.S.
A320neo Family	15	8	34	21	78
Embraer S.A.
Embraer 195-E2	12	12	—	—	24
The Boeing Company
Boeing 787-9	—	—	6	9	15
Total	27	20	40	30	117

As of December 31, 2025, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 78 Airbus aircraft of the A320 family remain to be received with deliveries between 2026 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$12,563,000.

As of December 31, 2025, as a result of the different aircraft purchase contracts signed with Embraer S.A., 24 195-E2 aircraft remain to be received, with deliveries between 2026 and 2027. The approximate amount, according to manufacturer list prices, is ThUS$2,392,000.

As of December 31, 2025, as a result of the different aircraft purchase contracts signed with The Boeing Company, 15 Boeing aircraft of the 787 Dreamliner remain to be received with deliveries between 2028 and 2030. The approximate amount, according to manufacturer list prices, is ThUS$6,321,000.

The delivery dates of some of these aircraft could be modified as a result of the continuous discussions that are held with suppliers in the context of the current manufacturers’ supply chain.

With respect to the purchase agreements entered into with EMBRAER S.A., it should be noted that the Purchase Agreement includes an order for 24 firm aircraft and 50 purchase options. Accordingly, the preceding paragraph refers exclusively to the 24 firm aircraft included in such agreement.

Aircraft operational lease commitments:

As of December 31, 2025, under various aircraft operating lease agreements entered into by the Company, the following fleet commitments are pending delivery:

●	AerCap Holdings N.V.: 3 Boeing 787 Dreamliner aircraft, with deliveries scheduled in 2026.

●	CDB Aviation Lease Finance DAC: 5 Airbus A320Neo family aircraft, with deliveries scheduled in 2026.

●	Air Lease Corporation: 5 Airbus A321XLR model aircraft, with deliveries scheduled between 2027 and 2028.

●	Wilmington Trust SP Services Limited: 6 Airbus A320Neo family aircraft, with deliveries scheduled in 2025.

●	Oriental Leasing 63 Company Limited: 3 Airbus A320Neo family aircraft, with deliveries scheduled in 2026.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the year ended December 31,
		2025	2024	2023
Average rate of capitalization of capitalized interest costs	%	6.72	10.77	10.66
Costs of capitalized interest	ThUS$	29,627	27,506	10,136

NOTE 17 - CURRENT AND DEFERRED TAXES

In the year ended December 31, 2025 the income tax provision was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.

The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.

(a.1) Current taxes

(a.1) The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provisional monthly payments (advances)	31,105	14,616	—	—	31,105	14,616
Other recoverable credits	44,599	25,659	—	—	44,599	25,659
Total current tax assets	75,704	40,275	—	—	75,704	40,275

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Income tax provision (*)	31,950	6,281	—	—	31,950	6,281
Total current tax liabilities	31,950	6,281	—	—	31,950	6,281

(*)	As of December 31, 2025, a tax credit for foreign taxes was generated in Holdco I S.A. for ThUS$9,489 and in LATAM Airlines Group S.A. for ThUS$75,201. These credits, which result from the dividends distributed by TAM S.A. during 2025, may be applied against the corporate income tax once all tax losses have been used. Since LATAM Airlines Group S.A. has tax losses and these credits are recognized to the extent that the realization of the corresponding tax benefit in the future is probable, the Company did not to recognize such credits.

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of December 31,	As of December 31,	As of December 31,	As of December 31,
Concept	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Properties, Plants and equipment	(822,553)	(821,883)	51,410	53,543
Assets by right of use	(854,709)	(720,694)	49	109
Lease Liabilities	1,001,622	892,657	(113)	(113)
Amortization	(108,451)	(101,193)	—	—
Provisions	118,404	80,355	82,348	76,280
Tax losses	670,413	664,990	(75,847)	(68,493)
Intangibles	—	—	264,333	234,854
Other	16,372	16,317	16,494	16,497
Total	21,098	10,549	338,674	312,677

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1)	From January 1 to December 31, 2023

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,088,140)	76,259	—	—	(1,011,881)
Assets for right of use	(367,182)	(218,829)	—	—	(586,011)
Lease Liabilities	586,993	205,862	—	—	792,855
Amortization	(88,182)	(23,830)	—	—	(112,012)
Provisions	(60,386)	200,953	751	—	141,318
Revaluation of financial instruments	2,438	(6,931)	3,604	—	(889)
Tax losses (*)	946,659	(247,075)	—	—	699,584
Intangibles	(270,512)	(6,207)	—	(23,640)	(300,359)
Others	(398)	216	—	—	(182)
Total	(338,710)	(19,582)	4,355	(23,640)	(377,577)

(b.2)	From January 1 to December 31, 2024

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,011,881)	136,455	—	—	(875,426)
Assets for right of use	(586,011)	(134,792)	—	—	(720,803)
Lease Liabilities	792,855	99,915	—	—	892,770
Amortization	(112,012)	10,819	—	—	(101,193)
Provisions	141,318	(138,152)	909	—	4,075
Revaluation of financial instruments	(889)	889	—	—	—
Tax losses (*)	699,584	33,899	—	—	733,483
Intangibles	(300,359)	496	—	65,009	(234,854)
Others	(182)	2	—	—	(180)
Total	(377,577)	9,531	909	65,009	(302,128)

(b.3)	From January 1 to December 31, 2025

	Opening balance Assets/(liabilities)	Recognized in consolidated income	Recognized in comprehensive income	Exchange rate variation	Ending balance Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(875,426)	1,463	—	—	(873,963)
Assets for right of use	(720,803)	(133,955)	—	—	(854,758)
Lease Liabilities	892,770	108,965	—	—	1,001,735
Amortization	(101,193)	(7,258)	—	—	(108,451)
Provisions	4,075	31,319	662	—	36,056
Tax losses (*)	733,483	12,777	—	—	746,260
Intangibles	(234,854)	(507)	—	(28,972)	(264,333)
Others	(180)	58	—	—	(122)
Total	(302,128)	12,862	662	(28,972)	(317,576)

(*)	Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$2,914,298 at December 31, 2025 (ThUS$3,263,150 as of December 31, 2024) which include deferred tax assets related to negative tax results of ThUS$10,460,187 at December 31, 2025 (ThUS$11,736,014 at December 31, 2024).

(Expenses)/income from deferred taxes and income tax:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Income tax (expense)/benefit
Current tax (expense) benefit	(167,919)	(26,263)	(12,659)
Adjustments to the current tax of the previous year	—	—	(193)
Total current tax (expense) benefit	(167,919)	(26,263)	(12,852)
(Expense)/benefit for deferred tax recognition for tax losses (*)	—	243	17,492
Deferred income for relative taxes to the creation and reversal of temporary differences	12,862	9,531	(19,582)
Total deferred income tax	12,862	9,774	(2,090)
Income tax (expense)/benefit	(155,057)	(16,489)	(14,942)

Income tax (expense)benefit

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Current tax (expense) benefit, foreign	(156,303)	(54,190)	(10,410)
Current tax (expense) benefit, domestic	(11,616)	27,927	(2,442)
Total current tax (expense) benefit	(167,919)	(26,263)	(12,852)

Foreign Deferred tax (expense) benefit, for tax losses compensation (*)	—	243	17,492
Deferred tax (expense) benefit, foreign	4,994	5,553	(10,780)
Deferred tax (expense) benefit, domestic	7,868	3,978	(8,802)
Total deferred tax (expense)benefit	12,862	9,774	(2,090)
Income tax (expense)/benefit	(155,057)	(16,489)	(14,942)

(*)	As a result of an agreement reached with the Brazilian tax authority in the 2023, TAM Linhas Aereas S.A. was authorized to use part of its available tax losses to pay some tax contingencies. As the company does not recognize a deferred tax asset for its available tax losses, it was necessary to register an income in order to write off the liability previously recognized regarding the relevant tax contingencies.

Income before tax from the Chilean legal tax rate (27% as of December 31, 2025, December 31, 2024 and December 31, 2023)

	For the year ended December 31,			For the year ended December 31,
	2025	2024	2023	2025	2024	2023
	ThUS$	ThUS$	ThUS$	%	%	%
Income tax benefit/(expense) using the legal tax rate	(437,027)	(268,362)	(161,053)	(27.00)	(27.00)	(27.00)
Tax effect of rates in other jurisdictions	(49,968)	(46,580)	(50,042)	(3.09)	(4.69)	(8.39)
Tax effect of non-taxable income	7,819	81,612	25,459	0.48	8.21	4.27
Tax effect of disallowable expenses	(19,016)	(12,780)	(23,272)	(1.17)	(1.29)	(3.90)
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	20,982	37,793	53,162	1.30	3.80	8.91
Unrecognised deferred tax	293,388	159,430	157,089	18.13	16.04	26.34
Other increases (decreases)	28,765	32,398	(16,285)	1.77	3.27	(2.73)
Total adjustments to tax expense using the legal rate	281,970	251,873	146,111	17.42	25.34	24.50
Income tax benefit/(expense) using the effective rate	(155,057)	(16,489)	(14,942)	(9.58)	(1.66)	(2.50)

Deferred taxes related to items charged to equity:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Aggregate deferred taxation of components of other comprehensive income	662	909	4,355

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$

Current
(a) Interest bearing loans	314,681	271,753
(b) Lease Liability	430,622	363,460
Total current	745,303	635,213

Non-current
(a) Interest bearing loans	3,980,984	3,516,117
(b) Lease Liability	3,362,239	2,999,121
Total non-current	7,343,223	6,515,238

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current
Guaranteed obligations (4)(5)	47,466	34,083
Other guaranteed obligations (1) (6)	70,805	23,682
Subtotal bank loans	118,271	57,765
Obligation with the public (2) (3)	56,172	46,256
Financial leases (7)	140,238	167,732
Total current	314,681	271,753

Non-current
Guaranteed obligations (4) (5)	610,169	339,960
Other guaranteed obligations (1) (6)	500,394	351,069
Subtotal bank loans	1,110,563	691,029
Obligation with the public (2) (3)	2,321,606	2,193,047
Financial leases (7)	548,815	632,041
Total non-current	3,980,984	3,516,117
Total obligations with financial institutions	4,295,665	3,787,870

(1)	The Company has three committed credit lines, or “Revolving Credit Facilities (RCF),” which are secured. As of July 15, 2024, two credit lines were amended and extended until July 2029, with amounts of US$800 million and US$750 million, respectively. Then, as of November 4, 2024 a third credit line was made available:

(a)	The first committed credit line, or “RCF I,” amounting to US$800 million, is secured by aircraft, engines, and spare parts. This credit line is fully available as of December 31, 2025.

(b)	The second committed credit line, or “RCF II,” amounting to US$750 million, is secured by intangible assets primarily related to the FFP business (LATAM Pass loyalty program), as well as intellectual property and certain LATAM trademarks. This credit line is fully available as of December 31, 2025.

(c)	On November 4, 2024, the Company secured a new credit line under a “Spare Engine Facility” amounting to US$300 million (of which US$275 million had been drawn as of December 31, 2025), maturing on November 4, 2028. This funds were used to repay the previous “Spare Engine Facility” maturing on November 3, 2027. This new financing includes a minimum liquidity covenant, requiring the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million, as well as an additional covenant measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A., requiring with a minimum combined level liquidity threshold of US$400 million. If these covenants are not met, the obligations could be accelerated at the creditors’ request to become short-term obligations. As of December 31, 2025, the Company is in compliance with the aforementioned minimum liquidity covenants.

(2)	As of October 15, 2024, the Company issued, placed, and received funds from international markets through guaranteed bonds amounting to US$1.4 billion, with an annual interest rate of 7.875% and maturing in 2030 (the “2030 Notes”), issued under Rule 144-A and Regulation S of the United States Securities and Exchange Commission, pursuant to the United States Securities Act of 1933 (the “US Securities Act”). During the quarter ended December 31, 2025, the 2030 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors’ request to become short-term obligations. As of December 31, 2025, the Company is in compliance with the aforementioned minimum liquidity covenant.

(3)	On July 7, 2025, the Company issued, placed, and received funds from the international markets through the issuance of secured bonds for a total principal amount of US$800 million, bearing an annual interest rate of 7.625% and maturing in 2031 (the “2031 Notes”), pursuant to Rule 144A and Regulation S of the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933 (the “U.S. Securities Act”). During the quarter ended December 31, 2025, the 2031 Notes included a minimum liquidity covenant, which required the Company to maintain minimum liquidity, measured at the consolidated level (LATAM Airlines Group S.A.), of US$750 million. If this covenant is not met, the obligations could be accelerated at the creditors’ request to become short-term obligations. As of December 31, 2025, the Company is in compliance with the aforementioned minimum liquidity covenant.

(4)	On December 23 and 30, 2024, two A320neo aircraft were delivered by Airbus. These aircraft were purchased through aircraft financing of US$50 million each, with Bank of Communications Co., Ltd. (“BOCOMM”) as the counterparty. Then, on March 25, 2025, one more A320neo was received with the same conditions and same counterparty. On May 6 and June 21, 2025, the last two A320neo aircraft were delivered by Airbus. These aircraft were financed through aircraft financing with Bank of Communications Co., Ltd. (“BOCOMM”) for the same amount.

(5)	On June 16, 2025, one A321neo aircraft was delivered by Airbus. This aircraft was purchased through aircraft financing of US$57 million with China Construction Bank Aviation Capital DAC (“CCB”) as the counterparty. This delivery represents the first of five aircraft to be acquired under these terms and with this counterparty. Then, on October 15 and on December 22, 2025, two more A321neo aircraft were received with the same conditions and same counterparty. These deliveries represent the second and third of five aircraft to be acquired under these terms and with this counterparty.

(6)	On June 27, 2025, a secured financing agreement was executed for 11 owned A321 model aircraft. The total amount of this aircraft financing was US$242 million, with Natixis and Sumitomo Mitsui Banking Corporation (“SMBC”) as counterparties.

(7)	On October 9, 2025, one A320neo aircraft was delivered by Airbus. This aircraft was purchased through aircraft financing of US$52.5 million with BOC Aviation Limited (“BOC”) as the counterparty. This delivery represents the first of three aircraft to be acquired under these terms and with this counterparty.

Balances by currency of interest bearing loans are as follows:

Currency	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Chilean peso (U.F.)	165,158	147,716
US Dollar	4,130,507	3,640,154
Total	4,295,665	3,787,870

Interest-bearing loans due in installments to December 31, 2025

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More	More	More				More	More	More
					than 90	than one	than three	More	Total		than 90	than one	than three	More	Total		Annual
		Creditor		Up to	days to	to three	to five	than five	nominal	Up to	days to	to three	to five	than five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	one year	years	years	years	value	90 days	one year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	—	—	—	—	164,400	164,400	—	558	—	—	164,600	165,158	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	1,400,000	800,000	2,200,000	31,112	24,502	—	1,373,868	783,135	2,212,617	At Expiration	8.46	7.78
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	3,372	10,311	28,945	31,314	72,593	146,535	4,023	10,311	28,344	30,950	72,592	146,220	Quarterly	5.38	5.38
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	4,062	12,311	34,050	49,352	—	99,775	4,062	12,311	34,050	49,351	—	99,774	Quarterly/Monthly	5.81	5.81
0-E	BOCOMM	Irlanda	US$	2,604	7,813	20,833	20,833	190,105	242,188	3,255	7,813	20,208	20,417	188,799	240,492	Quarterly	5.83	5.83
0-E	CCB	Irlanda	US$	1,187	3,562	9,500	9,500	146,459	170,208	2,129	3,562	9,500	9,500	146,458	171,149	Quarterly	5.75	5.75
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	22	—	—	—	—	22	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	209	—	—	—	—	209	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	275,012	—	—	275,012	2,719	—	272,829	—	—	275,548	At Expiration	9.43	9.43
0-E	NATIXIS	U.S.A.	US$	11,763	35,290	94,108	44,178	33,134	218,473	11,831	35,290	93,045	43,470	32,605	216,241	Quarterly	5.39	5.39
0-E	EXIM BANK	U.S.A.	US$	5,094	15,417	42,124	16,321	—	78,956	5,317	15,417	42,124	16,321	—	79,179	Quarterly	2.03	1.79
Financial leases
0-E	NATIXIS	France	US$	6,824	20,707	56,972	82,239		166,742	8,106	20,707	56,646	82,147		167,606	Quarterly	6.12	6.12
0	US BANK	U.S.A.	US$						—						—	Quarterly
0-E	EXIM BANK	U.S.A.	US$	23,673	68,176	141,222	59,589	13,203	305,863	24,824	68,176	140,999	59,589	13,203	306,791	Quarterly	3.54	2.68
0-E	BANK OF UTAH	U.S.A.	US$	3,170	10,019	37,304	37,835	61,655	149,983	3,170	10,019	37,304	37,835	61,655	149,983	Monthly	10.46	10.46
0-E	BOC Aviation	U.S.A.	US$	592	1,832	5,327	6,038	38,711	52,500	1,364	1,832	5,197	5,950	38,404	52,747	Quarterly	6.31	6.31
	Total			62,341	185,438	745,397	1,757,199	1,520,263	4,270,638	102,143	210,498	740,246	1,729,398	1,501,454	4,283,739

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2025
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
					90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total		Annual
		Creditor		Up to	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
	Tax No.	Country	Currency	90 days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	9,886	—	—	11,926	510	1,530	9,886	—	—	11,926	Quarterly	—	—
	Total			510	1,530	9,886	—	—	11,926	510	1,530	9,886	—	—	11,926
	Total consolidated			62,851	186,968	755,283	1,757,199	1,520,263	4,282,564	102,653	212,028	750,132	1,729,398	1,501,454	4,295,665

Interest-bearing loans due in installments to December 31, 2024

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	147,217	147,217	—	499	—	—	147,217	147,716	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	700,000	1,400,000	2,100,000	—	45,757	—	678,079	1,367,748	2,091,584	At Expiration	10.69	9.71
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	3,226	9,863	27,888	30,093	88,554	159,624	4,020	9,863	27,262	29,715	88,375	159,235	Quarterly	6.03	6.03
	WILMINGTON TRUST															Quarterly/
0-E	COMPANY	U.S.A.	US$	3,960	11,992	33,179	34,951	31,645	115,727	3,960	11,992	33,179	34,951	31,645	115,727	Monthly	7.73	7.73
0-E	BOCOMM	Irlanda	US$	1,042	3,125	8,333	8,333	79,167	100,000	1,123	3,125	8,208	8,250	78,375	99,081	Quarterly	6.42	6.42
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	22	—	—	—	—	22	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	209	—	—	—	—	209	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	—	—	275,012	—	275,012	3,020	—	—	272,112	—	275,132	At Expiration	6.63	6.63
0-E	EXIM BANK	U.S.A.	US$	5,005	15,147	41,385	37,572	—	99,109	5,284	15,147	41,385	37,572	—	99,388	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,671	20,241	55,696	78,423	30,352	191,383	8,284	20,242	55,369	78,225	30,350	192,470	Quarterly	6.73	6.73
0-E	US BANK	U.S.A.	US$	10,972	6,520	—	—	—	17,492	11,147	6,217	—	—	—	17,364	Quarterly	4.88	3.40
0-E	EXIM BANK	U.S.A.	US$	32,988	74,220	167,003	103,326	35,535	413,072	34,733	74,221	166,291	103,326	35,532	414,103	Quarterly	4.00	3.17
0-E	BANK OF UTAH	U.S.A.	US$	2,857	7,991	29,220	46,016	75,786	161,870	2,857	7,991	29,220	46,016	75,786	161,870	Monthly	10.71	10.71
	Total			66,721	149,099	362,704	1,313,726	1,888,259	3,780,509	74,659	195,054	360,914	1,288,246	1,855,031	3,773,904

Interest-bearing loans due in installments to December 31, 2024

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More	More	More				More	More	More
				Up to	than 90	than one	than three	More	Total	Up to	than 90	than one	than three	More	Total		Annual
Tax No.		Creditor Country	Currency	90 days	days to one year	to three years	to five years	than five years	nominal value	90 days	days to one year	to three years	to five years	than five years	accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease
0-E	NATIXIS	France	US$	510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966	Quarterly	—%	—
	Total			510	1,530	4,080	7,846	—	13,966	510	1,530	4,080	7,846	—	13,966
	Total consolidated			67,231	150,629	366,784	1,321,572	1,888,259	3,794,475	75,169	196,584	364,994	1,296,092	1,855,031	3,787,870

Interest-bearing loans due in installments to December 31, 2023

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More	More than	More than				More than	More than	More than
				Up to	than 90	one to	three to	More	Total		90 days	one to	three to	More	Total		Annual
Tax No.	Creditor	Creditor country	Currency	90 days	days to one year	three years	five years	than five years	nominal value	Up to 90 days	to one year	three years	five years	than five years	accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	GOLDMANSACHS	U.S.A.	US$	2,750	8,250	22,000	1,056,000	—	1,089,000	44,891	8,250	22,000	954,293	—	1,029,434	Quarterly	20.31	15.04
Obligations with the public
97.036.000- K	SANTANDER	Chile	UF	—	—	—	—	160,214	160,214	—	516	—	—	160,214	160,730	At Expiration	2.00	2.00
97.036.000- K	SANTANDER	Chile	US$	—	—	—	—	3	3	—	—	—	—	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	—	—	—	450,000	700,000	1,150,000	—	34,215	—	434,204	673,686	1,142,105	At Expiration	15.00	13.38
Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	2,912	9,168	26,772	28,945	103,907	171,704	3,936	9,168	26,121	28,553	103,541	171,319	Quarterly	6.98	6.98
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,854	11,693	32,356	34,083	50,599	132,585	3,900	11,693	32,356	34,083	50,571	132,603	Quarterly/ Monthly	8.76	8.76
Other guaranteed obligations
0-E	CITIBANK	U.S.A.	US$	—	—	—	—	—	—	33	—	—	—	—	33	Quarterly	1.00	1.00
0-E	JP MORGAN CHASE	U.S.A.	US$	—	—	—	—	—	—	17	—	—	—	—	17	Quarterly	0.63	0.63
0-E	CREDIT AGRICOLE	France	US$	—	14,667	29,333	222,768	—	266,768	4,241	14,667	26,154	221,708	—	266,770	At Expiration	9.43	9.43
0-E	MUFG	U.S.A.	US$	11,768	35,960	16,374	—	—	64,102	11,805	35,960	16,374	—	—	64,139	Quarterly	7.11	7.11
0-E	EXIM BANK	U.S.A.	US$	—	—	40,662	42,122	16,325	99,109	282	—	40,662	42,122	16,325	99,391	Quarterly	2.29	2.05
Financial leases
0-E	NATIXIS	France	US$	6,516	19,779	54,443	56,972	77,647	215,357	8,559	19,779	54,117	56,754	77,555	216,764	Quarterly	7.58	7.58
0-E	US BANK	U.S.A.	US$	17,374	49,311	17,492	—	—	84,177	17,905	49,311	15,731	—	—	82,947	Quarterly	4.41	3.16
0-E	EXIM BANK	U.S.A.	US$	—	—	197,499	141,169	74,404	413,072	1,933	—	195,741	141,169	74,404	413,247	Quarterly	4.13	3.31
0-E	BANK OF UTAH	U.S.A.	US$	2,575	7,202	23,637	37,304	101,864	172,582	2,575	7,202	23,637	37,304	101,864	172,582	Monthly	10.71	10.71
Other loan
0-E	Various (*)		US$	104	—	—	—	—	104	104	—	—	—	—	104	At Expiration	—	—
	Total			47,853	156,030	460,568	2,069,363	1,284,963	4,018,777	100,181	190,761	452,893	1,950,190	1,258,163	3,952,188

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2023

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

					Nominal values					Accounting values
				Up to	More than 90 days	More than one	More than three	More than	Total	Up to	More than 90 days	More than one	More than three	More than	Total		Annual
Tax No.	Creditor	Creditor country	Currency	90 days	to one year	to three years	to five years	five years	nominal value	90 days	to one year	to three years	to five years	five years	accounting value	Amortization	Effective rate	Nominal rate
				ThUS$	ThUS$	ThUS$	ThUSS	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	9,886	—	16,006	510	1,530	4,080	9,886	—	16,006	Quarterly	—	—
	Total			48,363	157,560	464,648	2,079,249	1,284,963	4,034,783	100,691	192,291	456,973	1,960,076	1,258,163	3,968,194

(b) Lease Liability:

The movement of the lease liabilities corresponding to the year reported are as follow:

	Aircraft	Others	Lease Liability Total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2023	2,134,972	81,482	2,216,454
New contracts	943,178	2,976	946,154
Lease termination	(13,258)	(1,812)	(15,070)
Renegotiations	(7,194)	2,219	(4,975)
Payments	(376,006)	(23,277)	(399,283)
Accrued interest	212,500	9,633	222,133
Exchange differences	—	2,278	2,278
Cumulative translation adjustment	6	297	303
Changes	759,226	(7,686)	751,540
Closing balance as of December 31, 2023	2,894,198	73,796	2,967,994
Opening balance as January 1, 2024	2,894,198	73,796	2,967,994
New contracts	576,182	69,061	645,243
Lease termination	(72,266)	(540)	(72,806)
Renegotiations	96,155	70,670	166,825
Payments	(605,584)	(26,630)	(632,214)
Accrued interest	288,165	25,391	313,556
Exchange differences	(2,090)	(3,082)	(5,172)
Cumulative translation adjustment	—	(9,679)	(9,679)
Other increases (decreases)	—	(11,166)	(11,166)
Changes	280,562	114,025	394,587
Closing balance as of December 31, 2024	3,174,760	187,821	3,362,581
Opening balance as of January 1, 2025	3,174,760	187,821	3,362,581
New contracts	815,796	22,012	837,808
Lease termination	(210,868)	(8)	(210,876)
Renegotiations	227,117	18,418	245,535
Payments	(731,902)	(42,618)	(774,520)
Accrued interest	292,381	19,750	312,131
Exchange differences	6,747	8,544	15,291
Cumulative translation adjustment	—	4,911	4,911
Changes	399,271	31,009	430,280
Closing balance as of December 31, 2025	3,574,031	218,830	3,792,861

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The Average discount rates for calculation of lease liability are as follows.

	Discount rate	Discount rate
	December 2025	December 2024
Aircraft	8.74%	9.09%
Others	8.87%	8.78%

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Current
(a) Trade and other accounts payables	2,076,314	1,761,814
(b) Accrued liabilities	608,532	371,758
Total trade and other accounts payables	2,684,846	2,133,572

(a) Trade and other accounts payable:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Trade creditors	1,676,218	1,409,894
Other accounts payable	400,096	351,920
Total	2,076,314	1,761,814

The details of Trade and other accounts payables are as follows:

	As of December 31,	As of December 31,
	2025	2024
	ThUS$	ThUS$
Maintenance and technical purchases	448,927	380,853
Boarding Fees	318,024	268,353
Aircraft Fuel	261,700	220,343
Handling and ground handling	214,411	122,721
Airport charges and overflight	117,364	157,691
Leases, maintenance and IT services	114,043	121,901
Other personnel expenses	99,187	106,277
Professional services and advisory	89,082	77,548
Services on board	80,086	72,902
Marketing	57,903	46,751
Crew	40,765	20,560
Air companies	32,817	9,778
Agencies sales commissions	29,478	15,649
Aircraft Insurance	9,553	16,756
Others	162,974	123,731
Total trade and other accounts payables	2,076,314	1,761,814

(b) Liabilities accrued:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Aircraft and engine maintenance	191,524	74,874
Accrued personnel expenses	104,504	86,743
Accounts payable to personnel (1)	275,358	183,153
Others accrued liabilities	37,146	26,988
Total accrued liabilities	608,532	371,758

(1)	Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for contingencies (1)
Tax contingencies	1,722	11,536	330,955	313,165	332,677	324,701
Civil contingencies	5,052	1,173	169,732	124,411	174,784	125,584
Labor contingencies	1,639	1,512	160,105	174,035	161,744	175,547
Other	—	—	11,181	9,908	11,181	9,908
Provision for European
Commission investigation (2)	—	—	2,638	2,327	2,638	2,327
Total other provisions (3)	8,413	14,221	674,611	623,846	683,024	638,067

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.The labor contingencies correspond to different demands of labor order filed against the Company.

Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

The Company maintains other judicial processes, individually and cumulatively, do not have a significant impact on these financial statements.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of December 31, 2025, and December 31, 2024, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries,with a probability of loss under 50%, which are not recognized in the normal course of IFRS Accounting Standards application and which only in the context of a business combination should be recognized under IFRS Accounting Standards.

Movement of provisions:

	Legal claims (1)	European Commission Investigation (1)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2023,	940,140	2,397	942,537
Increase in provisions	449,406	—	449,406
Provision used	(70,844)	—	(70,844)
Difference by subsidiaries conversion	(69,563)	—	(69,563)
Reversal of provision	(310,118)	—	(310,118)
Exchange difference	310	80	390
Closing balance as of December 31, 2023	939,331	2,477	941,808

Opening balance as January 1, 2024	939,331	2,477	941,808
Increase in provisions	448,338	—	448,338
Provision used	(92,729)	—	(92,729)
Difference by subsidiaries conversion	(143,057)	—	(143,057)
Reversal of provision	(508,907)	—	(508,907)
Exchange difference	(7,236)	(150)	(7,386)
Closing balance as of December 31, 2024	635,740	2,327	638,067

Opening balance as of January 1, 2025	635,740	2,327	638,067
Increase in provisions	269,985	5	269,990
Provision used	(94,853)	—	(94,853)
Difference by subsidiaries conversion	12,346	—	12,346
Reversal of provision	(144,773)	—	(144,773)
Exchange difference	1,941	306	2,247
Closing balance as of December 31, 2025	680,386	2,638	683,024

(1)	See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Deferred revenue (1)(2)	3,580,317	3,118,099	—	140,244	3,580,317	3,258,343
Sales tax	32,162	14,566	—	—	32,162	14,566
Retentions	150,794	48,383	—	—	150,794	48,383
Other taxes	7,215	6,332	—	—	7,215	6,332
Dividends payable	37,995	293,092	—	—	37,995	293,092
Other sundry liabilities	7,692	8,208	—	—	7,692	8,208
Total other non-financial liabilities	3,816,175	3,488,680	—	140,244	3,816,175	3,628,924

Deferred Revenue Movement

		Deferred revenue
				Loyalty
	Initial	(1)		program (Award and	Expiration of	Translation	Others	Final
	balance	Recognition	Use	redeem)	tickets	Difference	provisions	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	2,953,289	14,238,959	(13,505,496)	17,680	(391,998)	84,988	(3,822)	3,393,600
From January 1 to December 31, 2024	3,393,600	15,679,754	(15,073,167)	(126,564)	(347,873)	(260,364)	(7,043)	3,258,343
From January 1 to December 31, 2025	3,258,343	17,264,291	(16,738,516)	21,311	(354,001)	124,933	3,956	3,580,317

(1)	The balance includes mainly, deferred revenue for services not provided as of December 31, 2025 and December 31, 2024 and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM’s frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles LATAM Pass every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)	As of December 31, 2025, Deferred Income includes Th US$28.452 (ThUS$35.615 as of December 31, 2024) related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until until the end of the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of	As of
	December 31,	December 31,
	2025	2024
	ThUS$	ThUS$
Retirements payments	95,768	71,296
Resignation payments	6,424	7,048
Other obligations	79,387	89,083
Total liability for employee benefits	181,579	167,427

(a) Movement in retirements, resignations and other obligations:

	Opening balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) losses	Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	93,488	58,436	(6,701)	(21,198)	(1,407)	122,618
From January 1 to December 31, 2024	122,618	88,112	(10,778)	(21,769)	(10,756)	167,427
From January 1 to December 31, 2025	167,427	17,457	(11,465)	17,216	(9,056)	181,579

The main assumptions used in the calculation of the provision in Chile are presented below:

	For the year ended December 31,
Assumptions	2025	2024
Discount rate	5.41%	5.92%
Expected rate of salary increase	3.00%	3.00%
Rate of turnover	2.80%	2.96%
Mortality rate	RV-2020	RV-2020
Inflation rate	3.00%	3.42%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate is based on the bonds issued by the Central Bank of Chile with a maturity of 20 years. The RV-2020 mortality tables correspond to those established by the Commission for the Financial Market of Chile. The inflation rates are based on the yield curves of the long term nominal and inflation adjusted bonds based on BCU and BCPs issued by the Central Bank of Chile.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of December 31,	As of December 31,
	2025	2024
	ThUS$	ThUS$
Discount rate
Change in the accrued liability an closing for increase in 100 b.p.	(7,199)	(5,267)
Change in the accrued liability an closing for decrease of 100 b.p.
Rate of wage growth	8,318	6,010
Change in the accrued liability an closing for increase in 100 b.p.	7,543	5,570
Change in the accrued liability an closing for decrease of 100 b.p.	(6,819)	(5,056)

(b) The liability for short-term:

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Profit-sharing and bonuses (*)	275,358	183,153

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c) CIP (Corporate Incentive Plan)

With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 Procedure, it was agreed to grant an extraordinary and exceptional incentive called Corporate Incentive Plan (hereinafter also “CIP”), which will be enforceable and paid subject to compliance with the terms, clauses and conditions approved at the Board meeting dated April 25, 2023. In summary, the CIP contemplates three categories oriented to three different groups or categories of employees, whether they are hired by the Company directly, or in other companies of the LATAM group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to December 2023.

Below are more background on each of the different categories of the CIP. Additionally, in Note 33 describes in more detail the main terms and conditions of the last two categories of the CIP (i.e., Non-GEM Executives; and GEM Executives):

i)	Non-Executive Employees: The first subprogram was aimed at non-executive employees who, while hired in LATAM as of December 31, 2020, were still in their position as of April 30, 2023, which includes a fixed and guaranteed payment in cash on certain dates, depending on the country where the employee is hired.

This subprogram was available to those employees who were unable to qualify for one of the two categories below, or who were able to do so, chose not to participate in them.

ii)	Executives Not part of the GEM: The second subprogram applies to senior executives not part of the GEM (Global Executive Meeting – Senior Managers, Managers, Assistant Managers). This program contemplates the creation of remuneration synthetic Units (hereinafter, simply “Units”) that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A., and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that should be considered in accordance with CIP.

In this context, this program contemplates two different bonuses: (1) a withholding bonus, consisting of the amount in cash resulting from Units that are assigned to the respective employee, these Units being paid at 20% at month 15 and 80% at month 24, in each case, counted from the exit date of Chapter 11 Procedure (i.e., November 3, 2022) (the “Exit Date”). This is consequently a guaranteed payment for these employees; and (2) a bonus associated with certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19 (b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is an eventual payment that is only made if these indicators are reached.

iii)	GEM Executives: The third subprogram applies to the Company´s GEM executives (Global Executive Meeting) (CEO and employees whose job description is “vice presidents” or “directors”). This program, in essence, contemplates the creation of remuneration synthetic Units that, by referential means, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that must be considered according to the CIP.

These Units are divided into:

(1) Units associated with the employee’s permanence in the Company (“RSUs” – Retention Shares Units); and (2) Units associated with both the employee’s permanence in the Company and the performance of LATAM Airlines Group S.A. (“PSUs” – Performance Shares Units). This performance is ultimately measured according to the share price of LATAM Airlines Group S.A. in the terms and conditions of the CIP.

Both the RSUs and the PSUs are consequently associated with the passage of time, becoming effective by partialities according to the calendar contemplated by the CIP. For the case of RSUs, having a vesting guaranteed by partialities as explained in more detail in Note 33. On the other hand, the PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. As explained in more detail in Note 33, PSUs constitute a contingent and non-guaranteed payment.

In addition, some GEM Executives will also be entitled to receive a fixed and guaranteed cash payment (“MPP” – Management Protection Plan) on certain dates according to the CIP. Those employees who are eligible for this MPP will also be eligible for a limited number of additional MSUs (“MPP Based RSUs”).

During the first quarter of 2025, GEM executives contracts were amended incorporating an alternative modality for a portion of the PSUs assigned to the employee to become effective. More specifically, up to 50% of the PSUs assigned to the respective employee will be eligible to become effective to the extent that, on or before the 60th month from the date of exit from the Chapter 11 Procedure, the Return per Share, expressed as a percentage of the price per share at which the shares issued by virtue of the capital increase agreed upon at the Extraordinary Shareholders’ Meeting of LATAM Airlines Group S.A. on July 5, 2022 (i.e., US$0.01083865799), exceeds certain thresholds. For these purposes, the concept of “Return per Share” considers the average price of stock market transactions in shares of LATAM Airlines Group S.A. within 60 business days prior to the determination date, plus any dividends and distributions that have been paid to shareholders with respect to their shares in LATAM Airlines Group S.A. after the exit from the Chapter 11 Procedure.

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

For the year ended December 31, 2025, the amount accrued related to this CIP was US$18.21 million (US$78.79 million at December 31, 2024), which is recorded in the “Administrative expenses” line of the Consolidated Statement of Income by Function. As of December 2025, the amount of this plan recorded in the consolidated statement of financial position is US$120.85 million (US$152.6 million at December 31,2024).

(d) Employment expenses are detailed below:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Salaries and wages	1,504,554	1,337,982	1,268,343
Short-term employee benefits	229,457	243,210	181,565
Other personnel expenses	207,110	157,282	133,429
Total	1,941,121	1,738,474	1,583,337

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of December 31, 2025	As of December 31, 2024
	ThUS$	ThUS$
Aircraft and engine maintenance	408,700	433,447
Fleet (JOL)	40,000	40,000
Provision for vacations and bonuses	22,016	18,129
Other sundry liabilities	492	186
Total accounts payable, non-current	471,208	491,762

NOTE 24 - EQUITY

(a) Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at December 31, 2025 amounts to ThUS$ 4,418,110 divided into 574,215,983,709 common stock of a same series (ThUS$ 5,003,534 divided into 604,437,877,587 shares as of December 31, 2024), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of December 31, 2025, corresponds to 574,219,895,457 shares. From the above it follows that 3,911,748 shares are pending subscription and payment, and said shares are intended exclusively to respond to the conversion of 42,398 Series H Convertible Bonds issued on the occasion of the exit from the reorganization procedure under Chapter 11. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

At the Company’s Extraordinary Shareholders’ Meeting held on April 20, 2023, it was agreed to:

i)	A decrease in the Company’s capital for an amount of ThUS$7,501,896, without altering the number and characteristics of the shares into which it is divided, by absorbing the Company’s accumulated losses as of December 31, 2022 for the same amount;

ii)	Decrease of the Company’s capital for an amount of ThUS$178, without altering the number and characteristics of the shares into which it is divided, through the absorption of the equity account of “Treasury Shares” as of December 31, 2022 for the same amount, produced on the occasion of the January 2013 reduction of capital stock by operation of law that took place in accordance with the provisions of Article 27 of the Corporations Law.

iii)	Deduction of the Company’s capital the account “Costs of issuing shares and new convertible notes”, for an amount of ThUS$810,279.

On September 6, 2023, by public deed granted at the Notary of Santiago of Mr. Eduardo Diez Morello, under repertoire number 15,327-2023 entitled “Declaración de Colocación y Vencimiento Plazo de Colocación Bonos Convertibles “Series G”, “Series H” and “Series I” and Reducción de Capital de Pleno Derecho”, it was realized that on September 5, 2023 the maturity of the placement term (the “Placement Term”) of Convertible Notes issued on the occasion of the capital increase agreed at the Company’s Extraordinary Shareholders’ Meeting held on July 5, 2022. Consequently, in accordance with the mentioned in number Four of Clause Six of the respective notes issuance contract (the “Issuance Agreement”), as of that date the amount placed against it remained unchanged, and consequently the Convertible Notes not placed on that date were null and void. For the sake of completeness, it was declared that upon maturity of the Placement Term, 123,605,720 Series G Convertible Notes and 37 Series I Convertible Notes (collectively, the “Unplaced Convertible Notes”) remained unplaced, for an amount of US$123,605,720 and US$37, respectively (hereinafter, together, the “Unplaced Amount”). The conversion option of the Unplaced Convertible Notes was backed by 1,965,903,665 shares as equity.

Likewise, in the aforementioned deed it was realized that since all the Unplaced Convertible Bonds have been terminated, since they have been null and void, they cannot be converted into shares of the issuer, consequently reducing the Company’s Capital Share by an amount equal to the Unplaced Amount.

Therefore, as of September 6, 2023, the amount of the Share Capital was reduced by law in the amount of ThUS$123,606, equivalent to 1,965,903,665 shares. As a result of the foregoing, as of that date, the total statutory share capital of the Company was reduced by law from the amount of ThUS$5,127,182, divided into 606,407,693,000 shares, of the same and unique series, without par value, to the amount of ThUS$5,003,576, divided into 604,441,789,335 shares, of which MUS$5,003,534, equivalent to 604,437,877,587 shares, are fully paid. To date, the balance of MUS$42, equivalent to 3,911,748 shares, are pending of subscription and payment and are intended exclusively to respond to the conversion of 42,398 Series H Convertible Notes.

All of the above was explained in detail at the Extraordinary Shareholders’ Meeting of the Company held on April 25, 2024, in which it was agreed, among other things, (i) to record the aforementioned reduction by operation of law in the Share Capital, and the granting of the aforementioned public deed dated September 6, 2023; and (ii) on the basis of the above, adapt the Fifth permanent and First Transitory articles of the corporate statute, relating to share capital.

As of September 2, 2025, the Company’s Board of Directors convened an Extraordinary Shareholders’ Meeting for October 17, 2025, for the purpose of submitting to a shareholders’ vote the early cancellation of 30,221,893,878 treasury shares acquired by the Company under the share repurchase programs approved at the Extraordinary Shareholders’ Meetings held on March 17, 2025 and June 26, 2025, as well as approving the corresponding decrease in the Company’s share capital. At said Shareholders’ Meeting, the early cancellation of the aforementioned 30,221,893,878 treasury shares —representing subscribed and paid-in capital of US$585,424,212—was approved, thereby reducing the Company’s share capital by such amount. Accordingly, the share capital was reduced from US$5,003,576,326.78, divided into 604,441,789,335 shares of a single series without par value, to US$4,418,152,114.78, divided into 574,219,895,457 shares of a single series without par value. Of this amount, US$4,418,109,716.78, represented by 574,215,983,709 shares, is fully subscribed and paid; and the remaining balance of US$42,398, represented by 3,911,748 shares, is reserved exclusively to satisfy the conversion of 42,398 Series H Convertible Bonds issued in connection with the emergence from the Chapter 11 reorganization process.

(b) Movement of authorized shares

The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	As of December 31, 2025				As of December 31, 2024
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option (*)	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	604,441,789,335	604,437,877,587	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—
Early cancellation of treasury shares	(30,221,893,878)	(30,221,893,878)	—	—	—	—	—	—
Subtotal	(30,221,893,878)	(30,221,893,878)	—	—	—	—	—	—
Closing Balance	574,219,895,457	574,215,983,709	3,911,748	—	604,441,789,335	604,437,877,587	3,911,748	—

(*)	See letter (a) above, in the same Note.

(c) Share capital

The following table shows the movement of share capital:

Paid- in Capital
ThUS$
Initial balance as of January 1, 2023	13,298,486
Placement during the conversion options period - Convertible Notes G (1)	17,401
Absorption of Accumulated Losses as of December 31, 2022 (2)	(7,501,896)
Absorption of treasury shares (2)	(178)
Deduction of issuance and placement costs of shares and bonds convertible into shares (2)	(810,279)
Subtotal	(8,294,952)
Ending balance as of December 31, 2023	5,003,534
Initial balance as of January 1, 2024	5,003,534
Ending balance as of December 31, 2024	5,003,534
Initial balance as of January 1, 2025	5,003,534
Early cancellation of treasury shares	(585,424)
Subtotal	(585,424)
Ending balance as of December 31, 2025	4,418,110

(1)	Includes Convertible Notes bonds delivered as payment of debts recognized in Chapter 11.

(2)	As explained in letter a) of this Note, at the Company’s Extraordinary Shareholders’ Meeting held on April 20, 2023, it was agreed to absorb retained losses and reduce the Company’s capital.

(d) Treasury stock

As of December 31, 2025, of the total subscribed and paid-in shares, the Company had acquired 30,221,893,878 shares under its own share repurchase programs, for a total amount of MUS$585,424. These shares were early cancelled in accordance with the approval granted by the Extraordinary Shareholders’ Meeting held on October 17, 2025.

The movement of treasury shares is as follows:

	Number of	Share	Fee
Movement of treasury shares	shares	amount	payments	Total
		ThUS$	ThUS$	ThUS$
Opening balance at January 1, 2024	—	—	—
Movements during the year	—	—	—
Closing balance at December 31, 2024	—	—	—
Opening balance at January 1, 2025	—	—	—	—
Own share repurchase program approved at the Extraordinary Shareholders’ Meeting held on March 17, 2025, paid in May 2025	9,671,006,041	151,997	154	152,151
Own share repurchase program approved at the Extraordinary Shareholders’ Meeting held on June 26, 2025, paid in July 2025	20,550,887,837	432,840	433	433,273
Early cancellation of own shares approved at the Extraordinary Shareholders’ Meeting held on October 17, 2025	(30,221,893,878)	(584,837)	(587)	(585,424)
Ending balance as of December 31, 2025	—	—	—	—

(e) Other equity- Value of conversion right - Convertible Notes

(e.1) Notes subscription

The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the 3 Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.

	As of December 31, 2023
Concepts	Convertible Notes G	Convertible Notes H	Convertible Notes I	Total Convertible Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	17,401	—	—	17,401
Adjustment to fair value Convertible Notes at the date of issue	(14,401)	—	—	(14,401)
Subtotal	(11,401)	—	—	(11,401)
Fair Value of Notes	3,000	—	—	3,000
Equity component at the date of issue	3,000	—	—	3,000

During the year ended December 31, 2025, and for the year ended December 31, 2024, there was no subscription of convertible bonds.

(e.2) Conversion of notes into shares

Until as of December 31, 2023 the following notes have been converted into shares:

	As of December 31, 2023
	Convertible	Convertible	Convertible	Total Convertible
Concepts	Notes G	Notes H	Notes I	Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	100.000%	99.997%	100.000%
Conversion option of convertible notes exercised	1,133,397	1,372,798	6,863,427	9,369,622
Total Converted Notes	1,133,397	1,372,798	6,863,427	9,369,622

As of December 31, 2025, and as of December 31, 2024, no bonds have been converted into shares.

The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. As of December 31, 2025, the portion not converted into equity corresponds to ThUS$39.

(e.3) The Convertible Notes

The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after the exit Date. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.

At the date of issue, the fair value of the liability component in the amount of ThUS$102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.

Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method.

(f) Reserve of share- based payments

Movement of Reserves of share- based payments:

	Opening	Stock option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	37,235	—	37,235
From January 1 to December 31, 2024	37,235	—	37,235
From January 1 to December 31, 2025	37,235	—	37,235

These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.

(g) Other sundry reserves

Movement of Other sundry reserves:

		Transactions with		Other	Others
	Opening	non-controlling	Legal	sundry	increases	Closing
Periods	balance	interest	reserves	reserves	(Decreases)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to December 31, 2023	(1,972,651)	5,074	—	(14,401)	811,962	(1,170,016)
From January 1 to December 31, 2024	(1,170,016)	—	—	—	510	(1,169,506)
From January 1 to December 31, 2025	(1,169,506)	—	—	—	(19,505)	(1,189,011)

Balance of Other sundry reserves comprise the following:

	As of December 31, 2025	As of December 31, 2024	As of December 31, 2023
	ThUS$	ThUS$	ThUS$
Higher value for TAM S.A. share exchange (1)	2,666,202	2,666,202	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620	2,620
Transactions with non-controlling interest (3)	(211,582)	(211,582)	(211,582)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,624,871)	(3,624,871)
Share buyback program OFB june 2025 (5ii)	(15,603)	—	—
Share buyback program OFB march 2025 (5i)	(3,902)	—	—
Others	(1,875)	(1,875)	(1,875)
Total	(1,189,011)	(1,169,506)	(1,170,016)

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional S.A. for ThUS$(3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS$ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aerovías de Integración Regional S.A. for an amount of ThUS$ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS$(184,135) and the acquisition of a minority interest in LATAM Airlines Perú S.A. through LATAM Airlines Group S.A for an amount of ThUS$(3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS$(3,383). The movements during 2023 was the following: (5) acquisition of the non-controlling interest of Aerovías de Integración Regional S.A. Aires S.A. for an amount of ThUS$(23) and (6) amendment of articles in the legal statutes of association related to premiums for the issuance of shares in the subsidiaries Aerovías de Integración Regional S.A. Aires S.A. for a total amount of ThUS$5,097.

(4)	The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable ThUS$2,564,707 (ThUS$2,564.707 as of December 31, 2024 and ThUS$2,564,707 as of December 31, 2023), gain on the haircut for the financial liabilities for ThUS$420,436 and gain on the haircut of lease liabilities which is booked against the right of use asset for THUS$639,728 as of December 31, 2025, December 31, 2024 and December 31, 2023.

(5)	Share Repurchase Programs

5i)	Firm Block Offer (FBO) March 2025

At the Extraordinary Shareholders’ Meeting held on March 17, 2025 (the “Meeting”), it was approved a program for the acquisition of shares issued by the Company was approved, in accordance with Articles 27 A to 27 C and other relevant articles of the Corporations Act (the “Share Repurchase Program”, “Buyback” or the “First Program”) for a duration of 18 months from the date of the Meeting for up to 1.6% of the outstanding shares, which corresponds to 9,671,006,041 shares as of this date. According to the terms in which it was approved, the objective of the First Program is distributing proceeds to shareholders and investing in shares issued by the Company. At the Meeting, the Board of Directors has been delegated the authority to set the minimum and maximum purchase price for shares under the First Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion. The Meeting also approved to authorize the Board of Directors, in accordance with Article 27 B of the Corporations Law, to carry out the acquisition of shares subject to the First Program on stock exchanges through systems that allow for pro rata acquisition of the shares. If the established percentage is not reached, the remaining balance may be purchased directly in “rueda”. Additionally, the Board of Directors has been delegated the authority to always acquire shares directly in the market for an amount representing up to 1% of the Company’s share capital within any 12-month period, without the need to apply the pro rata procedure, under the terms provided for in the aforementioned Article 27 B.

In a Board of Directors meeting held on March 28, 2025, the Company’s Board of Directors approved the launch of the First Program approved at the aforementioned Meeting, in accordance with the delegation granted to the Board of Directors at that Meeting and the applicable regulations. Specifically, on this date, the Board of Directors agreed to:

a)	Initiate the First Program through the pro rata mechanism of an FBO (“Oferta Firme en Bloque” or “FBO”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for up to 1.6% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 9,671,006,041 shares), at a price per share of CLP$15.02 (fifteen point zero two pesos, legal currency in Chile), equivalent to March 28, 2025 to US$0.016120204 (zero point zero one six one two zero two zero four U.S. dollars), according to the “observed” exchange rate as of this date, for a period of 30 days.

b)	Determine that the OFB be registered in the Exchange’s systems on March 28, 2025, with effective as of April 1, 2025. The OFB had an initial period of 30 days, from April 1, 2025, to April 30, 2025.

c)	Engage J.P. Morgan Corredores de Bolsa SpA and Banchile Corredores de Bolsa S.A. to implement the OFB.

Additionally, in the same meeting, it is agreed that ADR holders who desire to sell shares under the First Program must first cancel their respective ADRs and convert them into shares of the Company under the terms outlined in our deposit agreement with JPMorgan Chase Bank, N.A. To do so, they must contact the depositary.

As of March 31, 2025, following approval by the Company’s Board of Directors to initiate the program to acquire its own-issued shares through pro rata mechanism the “Oferta Firme en bloque” (OFB) indicated in the preceding paragraphs, the Company recognized the payment obligation of ThUS$155,899.

On April 30, 2025 the OFB was declared fully successful, receiving acceptances that far exceeded the shares offered for purchase under the First Program. As a result, the Company was required to apply a pro-rata allocation to the shareholders who accepted the OFB. Consequently, the OFB was definitively settled on May 2, 2025, and the shareholders who accepted the OFB were unable to sell, under the First Program, all the shares they intended to. As a result of the execution of the First Program, the Company ultimately acquired all 9,961,006,041 shares covered by the Program.

On May 2, 2025, the settlement of the purchase of 1.6% of the subscribed and paid shares (9,671,006,041 shares) was carried out for a total amount of US$151,997 thousand (see Note 24 (d)). As of that date, an amount of ThUS$3,902 was recognized in other reserves. This amount arises from the exchange rate difference between, on the one hand, the date of recognition of the payment obligation as of March 31, 2025, as previously indicated, and on the other hand, the settlement date of the OFB on May 2, 2025. This difference arises because the share price was set and paid in Chilean pesos.

5ii)	Firm Block Offer (OFB) June 2025

At the Extraordinary Shareholders’ Meeting held on June 26, 2025 (the “Meeting”), it was approved a new program for the acquisition of shares issued by the Company was approved, in accordance with Articles 27 A to 27 C and other relevant articles of the Corporations Act (the “Share Repurchase Program”, “Buyback” or the “New Program”) for a duration of 18 months from the date of the Meeting for up to 3.4% of the outstanding shares, which corresponds to 20,550,887,837 shares as of this date. According to the terms in which it was approved, the objective is distributing proceeds to shareholders and investing in shares issued by the Company. At the Meeting, the Board of Directors has been delegated the authority to set the minimum and maximum purchase price for shares under the New Program, remaining fully empowered to modify this determination as often as it deems necessary, in its sole discretion. The Meeting also approved to authorize the Board of Directors, in accordance with Article 27 B of the Corporations Law, to carry out the acquisition of shares subject to the New Program on stock exchanges through systems that allow for pro rata acquisition of the shares. If the established percentage is not reached, the remaining balance may be purchased directly in “rueda”. Additionally, the Board of Directors has been delegated the authority to always acquire shares directly in the market for an amount representing up to 1% of the Company’s share capital within any 12-month period, without the need to apply the pro rata procedure, under the terms provided for in the aforementioned Article 27 B.

In a Board of Directors meeting held on June 27, 2025, the Company’s Board approved the launch of the New Program approved at the aforementioned Meeting, in accordance with the delegation granted to the Board of Directors at that Meeting and the applicable regulations. Specifically, on this date, the Board of Directors agreed to:

a)	Initiate the New Program through the pro rata mechanism of an OFB (“Oferta Firme en Bloque” or “OFB”, for its Spanish acronym) on the Santiago Stock Exchange (the “Exchange”) for up to 2.4% of the outstanding shares into which the Company’s share capital is divided (i.e., up to 14,506,509,062 shares), at a price per share of CLP$19.00 (nineteen point zero pesos, legal currency in Chile), equivalent to June 27, 2025 to US$0.020415400 (zero point zero two zero four one five four zero zero U.S. dollars), according to the “observed” exchange rate as of this date, for a period of 30 days. The terms and conditions of the OFB may be modified as permitted by current regulations. Any changes will be duly reported through a new Material Fact and will be recorded with the Exchange in accordance with the exchange regulations.

b)	Determine that the OFB be registered in the Exchange’s systems on June 27, 2025, with effective as of July 1, 2025. The OFB will have an initial period of 30 days, from July 1, 2025, to July 30, 2025.

c)	Engage Banchile Corredores de Bolsa S.A. and Larrain Vial S.A. Corredora de Bolsa to implement the OFB.

Additionally, in the same meeting, it is agreed that ADR holders who desire to sell shares under the New Program must first cancel their respective ADRs and convert them into shares of the Company under the terms outlined in our deposit agreement with JPMorgan Chase Bank, N.A. To do so, they must contact the depositary.

As of June 30, 2025, following approval by the Company’s Board of Directors to initiate the program to acquire its own-issued shares through pro rata mechanism the “Oferta Firme en bloque” (OFB) indicated in the preceding paragraphs, the Company recognized the payment obligation of ThUS$ US$296,156.

In a Board of Directors meeting held on July 29, 2025, the Company approved increasing the price of the OFB to CLP 20.6 (twenty point six pesos, legal currency in Chile) per share.

In a Board of Directors meeting held on July 30, 2025, the Company approved increasing the maximum percentage of shares to be acquired under the OFB so that up to 3.4% of the subscribed and paid-in shares into which its share capital is divided may be purchased thereunder (i.e., up to 20,550,887,837 shares), the percentage corresponding to the New Program’s maximum limit.

On July 30, 2025, the OFB was declared fully successful, having received acceptances that far exceeded the number of shares offered to be purchased under the New Program, which in turn required the Company to apply a pro rata allocation to the shareholders who accepted the OFB. Accordingly, the OFB was ultimately settled on July 31, 2025, and the shareholders who accepted the OFB were not able to sell under the New Program all the shares they intended to. As a result of the execution of the New Program, the Company ultimately acquired the entirety of the 20,550,887,837 shares targeted thereunder.

On July 31, 2025, the settlement was effected of the purchase of 3.4% of the subscribed and paid-in shares (20,550,887,837 shares) was carried out for a total amount of US$432,840 thousand (see Note 24(d)).As of that date, an amount of ThUS$15,603 was recognized in other reserves.

This amount arises from the exchange rate difference between, on the one hand, the date of recognition of the payment obligation as of June 30, 2025, and on the other hand, the settlement date of the OFB as of July 31, 2025.

This foreign exchange difference was affected by the following events that occurred between those dates: the increase in the OFB price on July 29, 2025, and the modification maximum percentage of shares to be acquired, allowing the purchase of up to 3.4% of the share capital on July 30, 2025. This difference arises because the share price was set and paid in Chilean pesos.

(h) Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2023	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Change in fair value of hedging instrument recognized in OCI	—	(32,858)	25,734	—	(7,124)
Reclassified from OCI to profit or loss	—	(26,568)	28,818	—	2,250
Reclassified from OCI to the value of the hedged asset	—	(11,112)	—	—	(11,112)
Deferred tax	—	3,604	—	—	3,604
Actuarial reserves by employee benefit plans	—	—	—	(21,192)	(21,192)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	750	750
Translation difference subsidiaries	(25,051)	(8,286)	17	—	(33,320)
Closing balance as of December 31, 2023	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)
Opening balance as of January 1, 2024	(3,830,611)	(38,678)	32,947	(48,559)	(3,884,901)
Change in fair value of hedging instrument recognized in OCI	—	15,476	(34,872)	—	(19,396)
Reclassified from OCI to profit or loss	—	(40,898)	22,685	—	(18,213)
Reclassified from OCI to the value of the hedged asset	—	11,999	14,580	—	26,579
Actuarial reserves by employee benefit plans	—	—	—	(21,763)	(21,763)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	908	908
Translation difference subsidiaries	(379,049)	(795)	304	—	(379,540)
Closing balance as of December 31, 2024	(4,209,660)	(52,896)	35,644	(69,414)	(4,296,326)
Opening balance as of January 1, 2025	(4,209,660)	(52,896)	35,644	(69,414)	(4,296,326)
Change in fair value of hedging instrument recognized in OCI	—	1,416	(37,121)	—	(35,705)
Reclassified from OCI to profit or loss	—	(5,854)	47,126	—	41,272
Reclassified from OCI to the value of the hedged asset	—	(2,204)	—	—	(2,204)
Actuarial reserves by employee benefit plans	—	—	—	(17,060)	(17,060)
Deferred tax actuarial IAS by employee benefit plans	—	—	—	510	510
Translation difference subsidiaries	218,266	398	(210)	—	218,454
Closing balance as of December 31, 2025	(3,991,394)	(59,140)	45,439	(85,964)	(4,091,059)

(h.1)	Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests

(h.2)	Cash flow hedging reserve

These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(h.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(h.4)	Gains (Losses) on change on value of time value of options

These are originated from changes in the time value of money, which represents the difference between the option’s fair value and its intrinsic value.

(i) Retained earnings/(losses)

Movement of Retained earnings/(losses):

Periods	Opening balance	Result for the period	Dividends (*)		Others increase (decreases)	Closing balance
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$
From January 1 to December 31, 2023	(7,501,896)	581,831	(174,549)		7,559,025	464,411
From January 1 to December 31, 2024	464,411	976,972	(293,092)		—	1,148,291
From January 1 to December 31, 2025	1,148,291	1,459,984	(437,995)	(*)	—	2,170,280

(*)	See Note 24 (j).

(1)	The detail of Other increases (decreases) is as follows:

As of December 31,
2023
Absorption accumulated losses (*)	7,501,896
Reversal of dividends	57,129
Total	7,559,025

(*)	See letter a) under this same Note.

(j) Dividends per share

Description of dividend	Interim dividend 2025		Minimum mandatory dividend 2025		Final dividend 2024
Amount of the dividend (ThUS$)	400,000	(*)	37,995	(**)	293,092	(***)
Number of shares among which the dividend is distributed	574,215,983,709		574,215,983,709		604,437,877,587
Dividend per share (US$)	0.000697		0.000066		0.000485
Payment date	12/23/2025				04/22/2025

(*)	At the Board of Directors’ meeting held on December 3, 2025, the distribution of Interim Dividend No. 54, charged to equity related to the net income for the year 2025, in a total amount of ThUS$400,000, was approved. The dividend was paid on December 23, 2025.

(**)	The provision recognized corresponds to the amount required to meet the mandatory minimum dividend as of December 31, 2025, equivalent to 30% of the profit for the year 2025. The distribution of the final dividend, charged to the 2025 financial year, is subject to the proposal of the Board of Directors and the approval of the shareholders, in accordance with applicable legal and regulatory provisions..

(***)	At the Ordinary Shareholders’ Meeting held on March 24, 2025, it was agreed to distribute a final dividend proposed by the Board of Directors in the Ordinary Session of March 14, 2025, amounting to ThUS$293,092, which corresponds to 30% of the net income for the year 2024. The payment was made on April 22, 2025.

NOTE 25 — REVENUE

The detail of revenues is as follows:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Passengers	12,611,528	11,233,287	10,215,148
Cargo	1,653,528	1,599,756	1,425,393
Total	14,265,056	12,833,043	11,640,541

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a) Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Aircraft fuel	(3,804,821)	(3,970,077)	(3,947,220)
Other rentals and landing fees	(1,638,809)	(1,470,057)	(1,322,795)
Aircraft maintenance	(862,647)	(815,916)	(601,804)
Aircraft rental (*)	—	(4,164)	(91,876)
Commissions	(252,670)	(230,127)	(244,160)
Passenger services	(382,252)	(331,918)	(271,838)
Other operating expenses	(1,539,833)	(1,448,052)	(1,351,571)
Total	(8,481,032)	(8,270,311)	(7,831,264)

(*)	Aircraft Lease Contracts include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

Leases of low-value assets included in Costs and expenses by nature

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Payments for leases of low-value assets	(22,165)	(18,555)	(16,632)
Total	(22,165)	(18,555)	(16,632)

(b) Depreciation and amortization

Depreciation and amortization are detailed below:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Depreciation (*)	(1,644,873)	(1,375,101)	(1,151,015)
Amortization	(91,225)	(72,555)	(54,358)
Total	(1,736,098)	(1,447,656)	(1,205,373)

(*)	Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the year ended December 31, 2025 is ThUS$772,159 (ThUS$668,936 for the same year in December 31, 2024 and ThUS$ 565,384 in December 31, 2023).

(c) Financial costs

The detail of financial costs is as follows:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Bank loan interests	(261,722)	(452,778)	(400,052)
Financial leases	(43,039)	(49,809)	(58,011)
Lease liabilities	(315,309)	(318,267)	(224,824)
Other financial expenses	(101,346)	(61,096)	(15,344)
Total	(721,416)	(881,950)	(698,231)

Costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d) Financial income

Financial income is detailed below:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Other miscellaneous income	146,275	142,411	125,356
Total	146,275	142,411	125,356

(e) Other gains (losses)

Other gains (losses) are detailed below:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Adjustment net realizable value fleet available for sale	—	—	(39,163)
Other	(1,201)	(36,223)	(51,880)
Total	(1,201)	(36,223)	(91,043)

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Tours	83,187	60,437	36,297
Customs and warehousing	48,517	37,710	27,553
Income from non-airlines products LATAM Pass	19,351	35,904	15,148
Other miscellaneous income	78,879	66,618	69,643
Total	229,934	200,669	148,641

NOTE 28 — FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all other currencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of	As of	As of
	December 31,	December 31,	December 31,
	2025	2024	2023

Argentine peso	1,454.92	1,030.50	807.98
Brazilian real	5.50	6.18	4.85
Chilean peso	907.13	996.46	877.12
Colombian peso	3,772.05	4,403.50	3,872.49
Euro	0.85	0.96	0.90
Australian dollar	1.50	1.61	1.46
Boliviano	6.86	6.86	6.86
Mexican peso	17.95	20.54	16.91
New Zealand dollar	1.72	1.77	1.58
Peruvian Sol	3.36	3.80	3.70
Paraguayan Guarani	6,560.0	7,815.0	7,270.60
Uruguayan peso	38.95	43.80	38.81

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of December 31,	As of December 31,
	2025	2024
	ThUS$	ThUS$
Current assets

Cash and cash equivalents	832,594	630,133
Argentine peso	2,692	4,184
Brazilian real	42,258	4,529
Chilean peso	206,013	17,440
Colombian peso	22,937	12,156
Euro	20,350	15,721
U.S. dollar	485,614	532,670
Other currency	52,730	43,433

Other financial assets, current	8,083	7,768
Chilean peso	2,026	2,130
U.S. dollar	5,413	5,086
Other currency	644	552

Other non - financial assets, current	88,031	58,675
Argentine peso	—	—
Brazilian real	—	—
Chilean peso	68,643	29,968
Colombian peso	—	—
Euro	2,775	4,105
U.S. dollar	2,356	2,542
Peruvian sun	6,158	7,845
Other currency	8,099	14,215

Trade and other accounts receivable, current	212,571	214,599
Argentine peso	6,885	8,729
Brazilian real	3,012	198
Chilean peso	93,341	64,915
Colombian peso	1,918	1,562
Euro	65,264	96,438
U.S. dollar	7,364	7,503
Other currency	34,787	35,254

	As of December 31,	As of December 31,
	2025	2024
	ThUS$	ThUS$
Current assets

Accounts receivable from related entities, current	7	24
Chilean peso	7	24

Tax current assets	29,297	13,121
Chilean peso	2,407	2,035
Colombian peso	11,974	7,020
Peruvian sun	12,966	1,909
Other currency	1,950	2,157

Total current assets	1,170,583	916,475
Argentine peso	9,577	12,913
Brazilian real	45,270	4,727
Chilean peso	372,437	116,512
Colombian peso	36,829	20,738
Euro	88,389	116,264
U.S. Dollar	500,747	547,801
Other currency	117,334	97,520

	As of December 31,	As of December 31,
	2025	2024
	ThUS$	ThUS$

Non-current assets

Other financial assets, non-current	13,211	13,627
Brazilian real	3,417	2,989
Chilean peso	775	876
Euro	4,581	4,579
U.S. dollar	1,182	2,315
Other currency	3,256	2,868

Other non - financial assets, non-current	8,791	5,127
Brazilian real	6,771	5,058
Other currency	2,020	69

Accounts receivable, non-current	5,543	4,126
Chilean peso	5,543	4,126
Deferred tax assets	57	5,147
Colombian peso	—	5,112
Other currency	57	35

Total non-current assets	27,602	28,027
Brazilian real	10,188	8,047
Chilean peso	6,318	5,002
Colombian peso	—	5,112
Euro	4,581	4,579
U.S. dollar	1,182	2,315
Other currency	5,333	2,972

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities

Other financial liabilities, current	10,694	30,413	1,080	872
Chilean peso	4,552	1,621	974	747
Euro	3,712	26,191	14	6
U.S. dollar	2,162	2,131	—	—
Other currency	268	470	92	119

Trade and other accounts payables, current	837,459	817,925	9,010	8,639
Argentine peso	3,600	5,203	206	133
Brazilian real	1,429	13,237	649	765
Chilean peso	191,314	175,057	1,806	1,556
Euro	37,834	48,804	4	7
U.S. dollar	546,733	513,970	2,383	1,773
Peruvian sol	51,880	45,244	3,896	4,301
Mexican peso	2,735	1,890	—	—
Pound sterling	1,082	4,811	15	18
Uruguayan peso	612	1,253	4	5
Other currency	240	8,456	47	81

Accounts payable to related entities, current	5,482	7,520	—	—
U.S. dollar	5,482	7,520	—	—

Other provisions, current	6	10	8,427	14,161
Chilean peso	—	—	4	4
Other currency	6	10	8,423	14,157

	Up to 90 days		91 days to 1 year
	As of December 31,	As of December 31,	As of December 31,	As of December 31,
	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities

Other non-financial liabilities, current	99,444	11,031	5,652	5,330
Argentine peso	802	1,286	176	478
Chilean peso	94,046	3,916	2,832	2,688
Colombian peso	1,536	1,122	1,513	1,187
U.S. dollar	1,756	3,185	663	758
Other currency	1,304	1,522	468	219

Total current liabilities	953,085	866,899	24,169	29,002
Argentine peso	4,402	6,489	382	611
Brazilian real	1,429	13,237	649	765
Chilean peso	289,912	180,594	5,616	4,995
Colombian peso	1,536	1,122	1,513	1,187
Euro	41,546	74,995	18	13
U.S. dollar	556,133	526,806	3,046	2,531
Other currency	58,127	63,656	12,945	18,900

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
	December 31,	December 31,	December 31,	December 31,	December 31,	December 31,
	2025	2024	2025	2024	2025	2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other financial liabilities, non-current	165,530	90,248	5,701	2,791	165,699	167,538
Chilean peso	39,139	33,318	5,654	2,749	164,600	166,495
Euro	115,122	43,861	47	42	1,099	1,043
U.S. dollar	10,122	12,217	—	—	—	—
Other currency	1,147	852	—	—	—	—

Accounts payable, non-current	23,144	22,407	—	—	—	—
Chilean peso	19,744	16,477	—	—	—	—
U.S. dollar	1,266	4,397	—	—	—	—
Other currency	2,134	1,533	—	—	—	—

Other provisions, non-current	59,075	44,993	—	—	—	—
Argentine peso	2,344	2,685	—	—	—	—
Brazilian real	50,948	37,227	—	—	—	—
Chilean peso	2,604	1,996	—	—	—	—
Colombian peso	135	330	—	—	—	—
Euro	3,001	2,653	—	—	—	—
U.S. dollar	43	102	—	—	—	—

Provisions for employees benefits, non-current	111,808	89,950	—	—	—	—
Chilean peso	107,187	82,804	—	—	—	—
U.S. dollar	4,621	7,146	—	—	—	—

Total non-current liabilities	359,557	247,598	5,701	2,791	165,699	167,538
Argentine peso	2,344	2,685	—	—	—	—
Brazilian real	50,948	37,227	—	—	—	—
Chilean peso	168,674	134,595	5,654	2,749	164,600	166,495
Colombian peso	135	330	—	—	—	—
Euro	118,123	46,514	47	42	1,099	1,043
U.S. dollar	16,052	23,862	—	—	—	—
Other currency	3,281	2,385	—	—	—	—

	As of December 31,	As of December 31,
	2025	2024
	ThUS$	ThUS$

General summary of foreign currency:

Total assets	1,198,185	944,502
Argentine peso	9,577	12,913
Brazilian real	55,458	12,774
Chilean peso	378,755	121,514
Colombian peso	36,829	25,850
Euro	92,970	120,843
U.S. dollar	501,929	550,116
Other currency	122,667	100,492

Total liabilities	1,508,211	1,313,828
Argentine peso	7,128	9,785
Brazilian real	53,026	51,229
Chilean peso	634,456	489,428
Colombian peso	3,184	2,639
Euro	160,833	122,607
U.S. dollar	575,231	553,199
Other currency	74,353	84,941

Net position
Argentine peso	2,449	3,128
Brazilian real	2,432	(38,455)
Chilean peso	(255,701)	(367,914)
Colombian peso	33,645	23,211
Euro	(67,863)	(1,764)
U.S. dollar	(73,302)	(3,083)
Other currency	48,314	15,551

NOTE 29 – EARNINGS PER SHARE

	For the year ended December 31,
	2025	2024	2023
Basic earnings per share
Income attributable to owners of the parent company (ThUS$)	1,459,984	976,972	581,831
Weighted average number of shares, basic (*)	589,302,090,735	604,437,877,587	604,437,869,545
Basic earnings per share (US$)	0.002477	0.001616	0.000963

	For the year ended December 31,
	2025	2024	2023
Diluted earnings per share
Income attributable to owners of the parent company (ThUS$)	1,459,984	976,972	581,831
Weighted average number of shares, diluted (**)	589,306,002,483	604,441,789,335	604,441,789,335
Diluted earnings per share (US$)	0.002477	0.001616	0.000963

(*)	As of December 31, 2025, the number of weighted average basic shares considers 589,302,090,735 shares outstanding from January 1, 2025 to December 31, 2025. As of December 31, 2024, the number of weighted average basic shares considers 604,437,877,587 shares outstanding from January 1, 2024 to December 31, 2024. As of December 31, 2023, the weighted average basic shares considers 604,437,584,048 shares outstanding from January 1, 2023 to December 31, 2023. From January 10, 2023 to December 31, 2023, the number of shares outstanding increased due to the partial conversion of the Convertible Note H.

(**)	As of December 31, 2025, the number of weighted average diluted shares considers 589,302,090,735 shares outstanding and 3,911,748 shares outstanding from January 1, 2025 until December 31, 2025, assuming the full conversion of the Convertibles Notes that were issued on the date of exit from Chapter 11. As of December 31, 2024, the number of weighted average diluted shares considers 604,437,877,587 shares from January 1, 2024 to December 31, 2024, and 3,911,748 shares outstanding from January 1 to December 31, 2024, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11. As of December 31, 2023, the weighted average number of fully diluted shares considers 604,437,877,587 shares from January 1, 2023 to December 31, 2023, and 3,911,748 shares outstanding from January 1 to December 31, 2023, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11.

NOTE 30 – CONTINGENCIES

I.	Lawsuits

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	Comisión Europea	–	Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of ThUS$9,670 (€8.220.000 Euros).

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals €776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling €8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from ThUS$9,670 (€8,220,000 Euros) to ThUS$2,638 (€2,244,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court’s full understanding of some points of the discussion. The European Court held a hearing on April 10, 2024. We are currently awaiting a decision. On September 5, 2024, the Advocate General of the European Court of Justice issued a non-binding opinion affirming that the European Court should dismiss all the appeals of the airlines and maintain the fines imposed. The European Court usually follows the majority of the Advocate General’s recommendations, so it is highly likely that the final decision will confirm the fines, in our case, 2,244,000 euros. The decision is expected to be rendered February 26, 2026.

2,638

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A	In the Ovre Romerike Disrtict Court (Norway) and Directie Juridisch e Zaken Afdeling Ceveil Recht (Netherla nds)	—	Lawsuits filed Against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but is only ongoing in Norway.	Only the Norway claim is currently pending. The Norway case has been inactive since January 2014 (awaiting a final decision by the European Commission). However, out-of-court negotiations are being held and like in the case of the Netherlands, a preliminary agreement was reached at the end of 2025 with all the airlines involved, who have been forced to accept the withdrawal of their claims against LATAM and LAN CARGO after their previous claim was dismissed by the Court of New York during the Chapter 11 proceedings. Formalization of the withdrawal of their claims is pending in 2026 to close the case in Norway.	—

Aerolinhas Brasileiras S.A.	Justicia Federal.	0008285-53 .2015.403.6 105	An action seeking to quash a decision and petitioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. In December 2018, the Justice Federal ruled negatively against ABSA, indicating that it will not apply a additional reduction to the fine imposed. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019. We are awaiting a date for the appeal hearing.	10,721

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Aerolinhas Brasileiras S.A.	Justicia Federal.	0001872-58. 2014.4.03.6 105	A lawsuit filed by ABSA with a motion for preliminary injunction, was filed on February 28, 2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43.	The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company’s request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: ThUS$3.782 – R$20.767.351,66 - probable y MUS$8.507 – R$ 46.707.331,63 - posible). We must await a decision on the Treasury appeal.	12,290

Tam Linhas Aéreas S.A.	Tribunal Regional Federal da 2a Região.	2001.51.01. 012530-0 (linked to this process Pas 19515.7211 54/2014-71, 19515.0029 63/2009-12)	Ordinary judicial action filed by TAM Linhas Aéreas for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.	Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company. In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals ThUS$104.649 (R$ 574.527.021,43). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. In January 2024, the Company received an unfavorable ruling and filed an appeal with the court in February 2024. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.	81,948

Tam Linhas Aéreas S.A.	Secretaria da Receita Federal do Brasil.	10880.7259 50/2011-05	A claim filed by the tax authorities questioning the offsetting of credits from the Social Integration Program (PIS in Portuguese) and Social Security Financing Contribution (COFINS in Portuguese) declared in the Offsetting Declarations (DCOMPs in Portuguese).	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. On 10/07/2016, an agreement was published that generates an additional procedural stage in which the parties can present evidence and clarify certain positions. The company has received the results of this procedural process and submitted a statement. In August 2024, a decision was rendered in the Remedy of Appeal adverse to LATAM Airlines Brazil. In August 2025, the company received notification of the decision on these remedies and filed its defense on August 11, 2025. The company is currently awaiting the Court’s decision.	35,628

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	10 ª Vara das Execuçõe s Fiscais Federais de São Paulo	0061196-68 .2016.4.03.6 182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. In April 2025, a first-instance ruling was issued against LATAM Airlines Brasil. The Company filed an appeal on April 9, 2025.	33,655

TAM Linhas Aéreas S.A.	Secretaría de Receita Federal	5002912.29. 2019.4.03.6 100	A lawsuit filed by TAM disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark.	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury filed an appeal. Today, we await the final decision.	9,977

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	10611.7208 52/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import.	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. the debt is paid. We are awaiting a response from the authority.	15,534

TAM Linhas Aéreas S.A.	Delegacía de Receita Federal	16692.721.9 33/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018, which was partially in favor of the company. We filed an appeal which triggered an additional procedural stage in which the parties can present evidence and clarify certain positions. We are awaiting the outcome of this procedural step.	30,863

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	2001.51.01. 020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	In 2001, the Company filed a court claim and in 2009, an initial decision was rendered partially in favor of the Company. In 2016, the Court dismissed the appeal by the plaintiffs. We filed new appeals before the STJ (Superior Court of Justice of Brazil) and STF (Supreme Federal Court of Brazil). Those appeals (special and extraordinary) were denied, so we filed another appeal, called Internal Appeal, on which a decision is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	—

TAM Linhas Aéreas S.A.	Receita Federal do Brasil	19515-720. 823/2018-1 1	An administrative claim against TAM to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court of first instance dismissed the Company’s defense in August 2019. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) on September 17, 2019. The appeal filed by the company was denied on August 14, 2025. The company filed an appeal on September 18, 2025 that was dismissed. The company filed a new appeal on January 19, 2026. The company must await the resolution.	126,588

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9388 32/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	22,100

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9388 34/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	16,343

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9388 37/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	An administrative defense was argued on March 19, 2019. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	21,371

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9388 38/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2012, which were determined to be in the non-cumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,852

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Juzgado de 1° Instancia en lo Civil y Comercia l Federal N° 11 de la ciudad de Buenos Aires	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After 2 years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The interim ruling on receiving evidence was rendered April 29, 2025 but evidence has not yet been presented. The plaintiff’s brief was answered on July 18, 2025 to oppose broadening the subject of the litigation proposed by the plaintiff, which intended to include a rate not in effect at the time the claim was filed. A ruling was rendered on the above-mentioned filing on November 27, 2025, sustaining the petition to expand the subject matter petitioned by the plaintiff. This court decision was appealed by the company on December 4, 2025, so it is not yet firm.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.9388 42/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	15,800

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10.880.9388 44/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,513

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9388 41/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system. (proportionality of the PIS and COFINS credits).	We presented our administrative defense. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,238

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.7277 19/2019-71	The Federal Tax Service issued a notice of violation in applying for collection of the PIS/COFINS tax for 2014 (proportionality of the PIS and COFINS credits).	We presented our administrative defense on January 11, 2020. The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A decision was rendered in October 2024 that was partially in favor of the Company. The Public Prosecutor filed a special appeal on which a decision is pending.	43,821

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9105 59/2017-91	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,502

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9105 47/2017-67	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,380

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9105 53/2017-14	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	13,940

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9105 55/2017-11	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the first quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,652

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9105 60/2017-16	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,895

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9105 50/2017-81	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	14,843

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9105 49/2017-56	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2013, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	12,409

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.9105 57/2017-01	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2014, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	We presented our administrative defense (Manifestação de Inconformidade). The Court of first instance dismissed the Company’s defense in December 2020. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese) that is pending a decision.	11,767

TAM Linhas Aéreas S.A	Receita Federal do Brasil	10840.7227 12/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	TAM presented an administrative defense but the decision was unfavorable. The Company filed a voluntary appeal and in March 2025, the appeals court opened an additional procedural stage in which the parties can present evidence and clarify certain positions. Is pending the procedural process	35,198

TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.9789 48/2019-86	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the fourth quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A decision was rendered in May 2025 that was partially in favor of the Company. The Public Prosecutor filed a special appeal. The decision is pending.	19,216

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal do Brasil	10880.9789 46/2019-97	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the third quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision.The Company filed an appeal with the appellate administrative court (CARF). A decision was rendered in September 2024 that was partially in favor of the Company. The Public Prosecutor filed a special appeal.	11,620

TAM Linhas Aereas S.A.	Receita Federal do Brasil	10880.9789 44/2019-06	A decision was rendered that refused the petition for reassignment and did not equate the COFINS credit declarations for the second quarter of 2015, which meant the non-accumulative system (proportionality of the PIS and COFINS credits).	TAM filed its administrative defense on July 14, 2020 with an unfavorable decision. A decision is pending. The Company filed an appeal with the appellate administrative court (CARF). A decision was rendered in October 2024 that was partially in favor of the Company. The Company presented its defense on August 11, 2025 and a decision is currently pending.	12,300

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM's request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. On November 24, 2023, the Court dismissed LATAM’S motion for reversal against the ruling that declared the action filed by CONADECUS admissible. Accordingly, on December 4, 2023, LATAM filed the statement of defense. A reconciliation hearing was held on March 27, 2024, but no agreement was reached. An interim decision on evidence was rendered on May 14, 2024, and on June 18th, the reconsideration of that resolution was denied, which began the evidentiary period. The parties were convened to hear a decision on May 27, 2025. The amount at the moment is undetermined.	—

TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.7264 29/2021-41	Notice of a violation prepared for the COFINS request regarding taxable events presumably occurring between 2016 and 2017.	TAM filed its administrative defense with an unfavorable decision. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). A partial decision on the appeal by LATAM Airlines Brazil was rendered on August 21, 2024. We need to wait for service of the decision to evaluate the next steps to take.	20,367

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	2007.34.00. 009919-3(0 009850-54. 2007.4.01.3 400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	In March 2007, the company filed a lawsuit protesting a court order so that the impact of social security payments on funds would not be eliminated (social security payments are applicable to 1/3 of vacation time, salary during maternity leave and illness subsidies). The decision rendered on February 2, 2008 was against the company, so it filed an appeal. The Appellate Court issued a decision partially in favor of the company. A Special/Extraordinary Remedy was filed that was stayed until the Court’s decision – (Topic STF 985). The matter was partially decided in the Supreme Court’s decision of June 2024 (STF) on the “leading case” of another company. After analyzing the decision by the Federal Supreme Court, LATAM Airlines Brazil confirmed that payments are owed for one-third of the vacation time from September 2020 to May 2024 and these amounts were deposited. The trial is expected to be completed.	72,027

TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85 .1998.4.01.0 000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	—

TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90 .2022.5.02.0 312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The action was considered partially valid. The parties filed an appeal. The appeals are pending referral to the Superior Labor Court for a decision.	566

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Receita Federal	15746.7280 63/2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	The trial court administrative defense has been presented and the ruling was adverse. The company filed an appeal that was referred to the Brazilian Federal Administrative Tax Court (CARF in Portuguese) for a ruling on December 4, 2024. One of the judges asked to analyze the case. In February 2025, after the proceedings returned to trial, an additional procedural stage was initiated in which the parties can present evidence and clarify certain positions. The procedural process by the Treasury is pending.	19,575

TAM Linhas Aéreas S.A	União Federal	1003320-78 .2023.4.06.3 800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration).	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. The company obtained favorable decisions in the first and second instances, and the debt was canceled. The Treasury filed a Special Appeal and is awaiting trial.	22,120

TAM Linhas Aéreas S.A	União Federal	12585.7200 17/2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	Administrative defense presented. The administrative defense was denied. The Company presented a Voluntary Appeal (CARF) which was denied. A special appeal was presented, which was partially favorable. Waiting for the “liquidação” decision to be finalized.	10,291

TAM Linhas Aéreas S.A	União Federal	10880-982. 487/2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese) (proportionality of the PIS and COFINS credits).	An administrative defense was presented but was dismissed. The Company filed an Appeal to the Appellate Branch of the Internal Revenue Administrative Court (CARF in Portuguese). On September 17, 2024, an additional procedural stage was initiated to analyze overdue claims, allowing the parties to present evidence and clarify certain positions. This procedural step is pending.	10,377

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-967. 530/2022-4 9	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented. A decision is pending.	10,810

TAM Linhas Aéreas S.A	União Federal	10880-967. 532/2022-3 8	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	11,611

TAM Linhas Aéreas S.A	União Federal	10880-967. 533/2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese). (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	20,492

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	19613.7256 50/2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018. (proportionality of the PIS and COFINS credits).	An administrative defense was presented and a decision is pending.	14,295

LATAM Airlines Group S.A.	23° Juzgado Civil de Santiago	C-8156-202 2	A class action filed by CONADECUS against LATAM Airlines Group S.A. for alleged violations of the Consumer Protection Law because of the cancellation of tickets for international flights purchased through travel agencies. It petitioned for fines and damage indemnities to be imposed in defense of the collective and/or diffuse interest of consumers. LATAM has retained specialized legal counsel to defend it.	We were served the claim on September 21, 2023. On September 30, 2023, we filed a remedy of reconsideration against the decision that declared the lawsuit filed by CONADECUS admissible, which was dismissed by the Court on November 11, 2023. On November 18, 2023, LATAM filed the statement of defense. On August 6, 2024, LATAM petitioned that the proceedings be declared to have been abandoned, a request that was granted by resolution dated March 27, 2025. The National Association of Consumers and Users of Chile (CONADECUS in Spanish) filed an appeal against the decision on April 2, 2025, which was sustained in a ruling rendered August 20, 2025. On November 26, 2025, the Court summoned the parties to a reconciliation hearing, which did not take place due to lack of notification.	—

TAM Linhas Aéreas S.A	União Federal	10880.9675 87/2022-48	This is about the unaccredited compensation/reimbursement and redress regarding the improper payment of the monthly federal social assistance contribution (Cofins, as abbreviated in Portuguese) made in the third quarter of 2018.	The administrative defense has been presented and a decision is pending.	11,697

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Compete ncia	NC-388-2011 NC-524-2023	NC-388-2011. On August 11, 2023, the Civil Aviation Administration (“JAC,” as abbreviated in Spanish) filed a petition for clarification with the Anti-Trust Court (“TDLC,” as abbreviated in Spanish) regarding Condition VIII.4 of Decision #37/2011 (“Condition VIII.4”). The petition seeks to impose a temporary 5 years limitation on 23 frequencies assigned by the JAC to LATAM after Decision #37 was issued. NC-524-2023. JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route.

The TDLC accepted LATAM’s remedy of reconsideration on October 17, 2023 and amended its previous ruling and dismissed the JAC’s petition for clarification. On October 23, 2023, the JAC presented an appeal to the Supreme Court requesting that the TDLC resolution be annulled and petitioned declared admissible the remedy of reconsideration. The Supreme Court unanimously dismissed the appeal against judgment by the JAC, LATAM opposed both actions of the JAC. There are no appeals pending in this case.

In a separate but related process, JetSmart filed a non-contentious inquiry on September 26, 2023, in relation to the terms of the future public tender of aviation frequencies on the Santiago-Lima route. JetSmart requested an injunction to suspend the tender and maintain the aviation frequency assignments as currently held until the inquiry has finalized. The TDLC declared the inquiry admissible on October 2, 2023, but only to begin a procedure to determine whether the rules in the terms of the public aviation frequency tender violate Decree Law 211, and dismissed the request for provisional measures. JetSmart filed two remedies of reconsideration against the decision by the Antitrust Court on October 4, 2023. The JAC became a party to such motions on October 6, 2023 and LATAM became a party to the process on October 10, 2023, and it requested that the motions filed by JetSmart be dismissed. On October 16, 2023, the TDLC took into account the considerations presented by LATAM and rejected the two motions for reconsideration filed by JetSmart. On October 19, 2023 CONADECUS requested to become part of this process and requested the same injuction previously rejected twice by the TDLC. On October 23, 2023 LATAM submitted a brief to the TDLC requesting the rejection of saidinjuction now requested by CONADECUS. On October 23, 2023, a public auction was held by JAC for thirteen international frequencies for the Santiago - Lima route, LATAM won ten of thirteen of these routes. (Continues on the next page)

—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$

(Continues from the previous page)

On October 24, 2023, JetSmart once again requested that an injunction be issued regarding the public tender of aviation frequencies on the Santiago-Lima route. On October 30, 2023, LATAM filed a brief petitioning for the dismissal of the new precautionary measure petition of JetSmart. On November 2, 2023, the TDLC rejected the request for injunctions submitted by JetSmart and CONADECUS. On December 5, 2023, JetSmart complied with TDLC procedural order and published in the Chilean official newspaper a notice calling interested parties and stakeholders to submit information and opinions regarding JetSmart’s inquiry . On December 21, 2023 the FNE requested to be an intervening party in the process and requested to extend the deadline to provide background information. The TDLC accepted the postponement, leaving the deadline for providing information as February 5, 2024. On February 1, 2024, LATAM submitted a brief to TDLC advocating for its position and providing background information regarding JetSmart’s inquiry. The Office of the National Economic Prosecutor (FNE), the JAC, the National Consumer Service (SERNAC), Sky Airline and CONADECUS also provided information in January and February 2024. The Civil Aviation Board submitted a petition for clarification to the Antitrust Court on February 13, 2024, asking whether a tender could be convened of international frequencies on the Santiago-Lima Route that expire in 2024. LATAM filed a brief on February 15, 2024 stating that no matter needed to be clarified and that the petition should be dismissed. The Antitrust Court ruled against the Civil Aviation Board on February 15, 2024 because there were no obscure or doubtful aspects to clarify. On April 25, 2024, a tender was held for two Santiago-Lima frequencies and both were awarded to JetSmart. LATAM furnished the certificate of that tender to the Antitrust Court. On June 19, 2024, LATAM accompanied an economic report and observations to the report presented by JetSmart. On July 19, 2024, the JAC, JetSmart, LATAM and Sky presented additional information. On July 31, 2024, the Public Hearing was held at the TDLC, with the participation of the JAC, the FNE, JetSmart, CONADECUS and LATAM. On December 18, 2024, the Antitrust Court of Chile (TDLC in Spanish) asked the Office of the National Economic Prosecutor (FNE in Spanish) to report on the status of the investigation in Case #2755-24 mentioned in the information it provided, and it asked the Civil Aviation Board (JAC in Spanish) to report on the status of the citizen consultation regarding a change in the frequency assignment regulations. Both the FNE and the JAC presented their responses on December 24, 2024. On January 10, 2025, the TDLC dismissed JetSmart’s petition in the non-contentious process dated September 26, 2023 and declared that the tender terms and conditions created no material risks that might violate the provisions in Decree Law 211. On January 24, 2025, JetSmart filed an appeal against the TDLC ruling , which will be reviewed by the Supreme Court. The case was heard by the Supreme Court on October 6 and 7, 2025, and LATAM participated in the arguments. The court has made a decision that is in the process of being drafted.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	10880.9676 12/2022-93	This is a petition to recover a credit Cofins in the 1rd quarter of 2019 (proportionality of the PIS and COFINS credits).	The administrative defense has been presented and a decision is pending.	11,626

TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80 .2018.4.01.3 400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision. In December/2023 the position was withdrawn.	—

LATAM Airlines Perú S.A.	Tribunal Fiscal	-	Appeal N°4070350001313 filed on January 22, 2025 against Intendancy Resolution #4070140001797 served December 31, 2024, which declared the Company’s remedy of claim unfounded. Decision Resolutions #0120030130232 and #0120030130245 were notified on December 22, 2022, as was Fine Resolution #0120020038314, notified on December 22, 2022 and Determination Resolution No. 0120030130245 for indirect disposal of income not susceptible to subsequent tax control linked to the objections made to determination of third category net income for fiscal year 2015.	On January 26, 2023, the Company filed an appeal against the determination and fine resolutions issued by SUNAT. Through Resolution of the Intendencia No. 4070340000928 dated December 19, 2023, SUNAT declared the appeal filed by the Company founded and, consequently, Determination Resolutions No. 012-003-0130232, No. 012-003- 0130245 and Fine Resolution No. 012-002-0038314 are void. The audit area voided the objection to the Major Maintenance expense of approximately $63 million in the notice of Complementary Outcome of Request #0122220002363 dated September 4, 2024. However, it maintains the other objections. Decision Resolutions #0120030139681 and #0120030139682 were notified on September 16, 2024, as was Fine Resolution #0120020040024 because of a violation of Article 178.1 of the Tax Code. The Company filed a remedy of claim on October 23, 2024 against those resolutions, which was processed under Claim Docket #4070340001599. However, the National Customs and Tax Administration Commission (SUNAT in Spanish) decided, in Intendancy Resolution #4070140001797 notified December 31, 2024, to declare that the Company’s remedy of claim was unfounded. Consequently, on January 22, 2025, an appeal was filed against this ruling before the Tax Court. On July 25, 2025, the Company received notification of Decision No. 06398-1-2025 by the Tax Court that declared that the ruling admitting the appeal was null and void because it was confirmed that the National Customs and Tax Administration Commission (SUNAT in Spanish) had not presented the complete file on the audit and administrative claim procedures. Therefore, in compliance with the Tax Court’s decision, SUNAT re-submitted the complete file in Official Letter No. 4194 on August 21, 2025. A ruling on the file is currently pending.	122,953

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	10880-927. 871/2023-6 2	This is a petition to recover Social Security Funding Contributions (Cofins in Portuguese) from the first semester of 2020 (proportionally).	The administrative defense has been presented and a decision is pending.	13,404

TAM Linhas Aéreas	União Federal	19613.7205 19/2024-11	On February 7, 2024, the Brazilian Federal Tax Service issued a tax assessment against TAM Linhas Aéreas awaiting a decision on it. (19613.720519/2024-11) for the amount of ThUS$47.104 (MR$262.845) related to certain tax credits on “PIS COFINS” ( Federal Social Contributions Taxed on Gross Income) during the 2019/2020 period.	The company filed an administrative response challenging the total amount of the tax assessment. The company received a partial decision on its defense on September 11, 2024. The company filed an appeal and is awaiting a decision on it.	55,042

LATAM Airlines Group S.A.	15° Juzgado Civil de Santiago	C-15990-20 24	This is a class action filed by the National Consumers and Users Association (abbreviated as CONADECUS in Spanish) against LATAM Airlines Group S.A., American Airlines, Inc. and Delta Airlines, Inc. alleging several infringements of the Consumer Protection Law because flights were cancelled due to a flaw in the Crowdstrike antivirus software. It is petitioning for the imposition of fines and a damage indemnity in defense of the collective or diffuse interest of consumers.	LATAM has retained expert attorneys to handle its defense. LATAM Airlines Group was served the claim on September 17, 2024. On September 27, 2024, LATAM filed a remedy of reconsideration against the resolution that declared the action filed by the National Consumers and Users Association (CONADECUS in Spanish) admissible, which was dismissed by the court on November 20, 2024. LATAM filed a brief of answer to the claim on December 9, 2024. The conciliation hearing was held on February 19, 2025, but no agreement was reached. The interlocutory evidence hearing was issued on April 3, 2025, which was notified to LATAM on September 8, 2025. The ordinary evidentiary phase ended November 5, 2025.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Brasil	Courts of the Sao Paulo, Rio Grande do Sul, Parana, Rio Grande do Norte, Santa Catarina, Ceará, Regional Labor Court of the 15ª Región and Federal Regional Court of the 4ª Region	Various roles listed in detail in the fifth column	Lawsuits against the companies Voepass and LATAM Airlines Brasil for alleged liability in civil proceedings, filed by the families of the victims of the Flight 2283 plane crash. Claims were also filed against ANAC, the Brazilian civil aviation regulatory agency, and ATR (Avions de Transport Régional, an aircraft manufacturer) in cases 5002529-15.2025.4.04.7005 and 5002829-74.2025.4.04.7005. All these litigations are under insurance coverage.	Cases with a determined value of the cause and without an settlement approved by the Court: Thiago Cavalcanti Sartori and others (Rol 1031322-41.2025.8.26.0100), Gabriela Michel (Rol 5007465-09.2024.8.21.0087), Wilson dos Santos Silva and other (Rol 5002829-74.2025.4.04.7005), Éder Schulz, Marli Schulz and Valentina Siveris (Rol 4045612-10.2025.8.26.0100) and Rosana Barbosa Bartinik (Rol 0059347-06.2025.8.16.0021). Cases with an extrajudicially settlement approved by the Court regarding the compensation action: Luana dos Santos Bezerra Bounhe and others (Rol 1002928-30.2024.8.26.0659), Gabriel Michel (Rol 5004461-61.2024.8.21.0087), Armindo Michel (Rol 5005103-34.2024.8.21.0087), Anna Maria Michel (Rol 5000075-51.2025.8.21.0087), Marcos Vinícius Ávila Santana and others (Rol 0012257-66.2024.5.15.0004), Maria Fernanda Azevedo Pompilio Leonel Ferreira and others (Rol 0045785-61.2024.8.16.0021), Laura dos Reis Camilo and other (Rol 1182239-09.2024.8.26.0100), Aracy Ribeiro Moreira and others (Rol 1174718-13.2024.8.26.0100), Silvia Nicole Dantas Costa Maia and others (Rol 1003874-02.2024.8.26.0659), Lívia Raquel de Souza Dutra and others (Rol 3036952-42.2024.8.06.0001), Fernanda Laice de Gois Nascimento Paula and others (Rol 0827620-90.2024.8.20.5106), Ana Lurdes de Souza and other (Rol 5000032-19.2025.8.24.0027), Naira Maria da Silva Gusson do Nascimento (Rol 1001368-42.2024.8.26.0695), Araceli Ciotti de Marins and others (Rol 0043796-20.2024.8.16.0021), Beatriz Alves Coca Navarro and others (Rol 1001217-87.2025.8.26.0292), Beatriz da Costa Silva (Rol 5002529-15.2025.4.04.7005) and in the proceedings brought by the relatives of Rosana Santos Xavier (Rol 1000691-14.2025.8.26.0198). Currently, there are no more cases with an undetermined case value and without an approved out-of-court settlement. The settlement amount has already been paid by the insurer, and the proceedings will be closed. All these litigations are under insurance coverage.	—

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
LATAM Airlines Brasil	União Federal	17459.7200 28/2024-67	A Notice of Infringement was received in which the business fund amortizations (agiotage) made in the 2019 and 2020 calendar years were rejected in the calculation of Business Income Tax (IRPJ in Portuguese) and the Social Assessment on Earnings (CSL in Portuguese).	An administrative defense has been presented. The company was notified of an unfavorable decision and it filed an Appeal on September 18, 2025.	25,672

TAM Linhas Aéreas S.A	Tribunal Laboral Regional da 10° Región - TRT 10	0000582-04 .2021.5.10.0 020	Public civil action filed by the National Aeronautics Union seeking that the company reinstate employees dismissed for alleged discrimination after they opposed the company’s proposed salary reduction.	The first instance court ruled that the union lacked standing and terminated the action. The union filed an appeal. The second instance court overturned the ruling and ordered the reopening of the investigation. Currently awaiting trial by the Supreme Court of Justice (TST).	14,541

TAM Linhas Aéreas S.A	União Federal	10880.7223 55/2014-52	This is a notice of infringement that seeks to require the company to submit the PIS and COFINS - 3rd quarter 2009 to 1st quarter 2011 (proportionality)	The company obtained a favorable decision in the first and second instance canceling the debt. The case must be closed.	11,389

ABSA Aerolinhas Brasileiras S.A.	União Federal - Fazenda Nacional	1022008-31 .2024.4.01.3 400	This is a claim seeking that the legal relationship binding the company to pay a fine of 10% because of a violation of the temporary admission system be declared non-existent (linked to claims 10715-722.602/2017-75 and 10715-722.603/2017-10).	A decision rendered April 24, 2024 impeded the presentation of a guarantee by the company. The Treasury Service filed an appeal against that decision and the commencement of the court trial is now pending.	11,291

TAM Linhas Aéreas S.A	União Federal	16327.9739 71/2024-11	Petition to make use of the Cofins credit in the 4th quarter of 2022 (proportionally).	The Company presented its administrative defense on November 5, 2025 and is awaiting a decision.	15,753

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	União Federal	16327.9739 69/2024-34	Petition to make use of the Cofins credit in the 3th quarter of 2022 (proportionally).	The Company presented its administrative defense on November 5, 2025 and is awaiting a decision.	10,341

In order to deal with any financial obligations arising from legal proceedings in effect at December 31, 2025, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II. The following table contains proceedings that were closed or changed to remote status during 2025, according to what was disclosed in the contingencies note of the corresponding financial statement:

Company	Court	Case Number	Origin	Stage of trial	Status
TAM Linhas Aéreas S.A.	Superior Tribunal de Justiça (STJ)	0042711-61 .2007.8.05. 0001 (1449899)	Trial involving a commercial representation contract signed directly with the company Gm Serviços Auxiliares de Transporte Aéreo Ltda. alleging the irregular closing of the contract, requesting payment of compensation.	The procedure before the Court of Appeal is pending. An agreement was made for the payment of ThUS$4,480 (R$25,000,000.00). The payment in the agreement was made in full.	Disclosed in the Company’s consolidated financial statements as of December 2024

LATAM Airlines Group S.A	Tribunal de Defensa de la Libre Compete ncia	445-2022	On May 21, 2022, Agunsa filed a petition to TDLC for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport.	Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented. The public versions have already been added to the case file as final versions. Aerosan began a separate, but related, non-contentious inquiry on April 20, 2023 before the Anti-Trust Court (abbreviated as TDLC in Spanish) petitioning that the TDLC decide whether the enforcement of Exempt Resolution #152 of the National Customs Bureau would violate Decree Law 211. Said Resolution #152 granted Agunsa permission to operate as a cargo warehouse at the North Warehouse facility. On January 10, 2024, the Public Hearing of the case was held. On July 15, 2024, the TDLC resolved that the Resolution of the National Customs Bureau consulted by Aerosan did not violate Law Decree No. 211. For the time being, the amount is indeterminate.	Disclosed in the Company’s consolidated financial statements as of December 2024

LATAM Airlines Group S.A	FNE	2585-19	On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (“FNE”) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Air Lines, Inc (“Delta”).	On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On October 28, 2021, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta with the FNE. The investigation is completed.	Disclosed in the Company’s consolidated financial statements as of December 2024

III. Governmental Investigations.

1) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. On August 29, 2023, the Office of the National Economic Prosecutor (FNE) decided to separate part of the information from such investigation and created a new Case #2729-23 relative to cargo carriage on charter flights from Santiago to Easter Island during the pandemic. The investigation under Case #2729-23 was archived and ended with no action taken by the FNE. An ordinary official letter was received in Case #2484-18 on August 28, 2023 in which the FNE requested further information from LATAM, the response to which was sent on September 27, 2023. An Official Ordinary Letter was received on October 14, 2024 in which the FNE requested additional information from LATAM. That letter was answered on November 4, 2024. The most recent activity in the investigation of Case #2484-18 is an Official Ordinary Letter dated November 21, 2024, which was answered in two parts: the first on December 6, 2024 and the second on December 11, 2024.

2) On October 13, 2020, the FNE gave notice that it had begun an investigation under Case #2630-2020 because of a claim about travel agency fees. On March 14, 2025, the FNE decided to separate this investigation and create a new Case #2797-25 on the implementation of New Distribution Capability (NDC) systems by airlines present in Chile. On July 18, 2025, investigation #2630-20 was archived without any action by the FNE. Regarding investigation file number 2797-25, LATAM received an official letter on December 9, 2025, which was answered on December 22. The most recent activity in investigation file number 2797-25 is an official letter received on January 15, 2026, the response to which is currently being prepared and is within the established deadlines.

3) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. On October 2, 2023, the FNE decided to separate part of the information in such investigation. Case #2737-23 will be about the code share agreements between LATAM and Delta that LATAM petitioned be amended; and Case #2669-21 will be about the remaining code share agreements. In relation to the investigation with Role No. 2737-23, dated November 06, 2023, the FNE and LATAM reached an extrajudicial agreement in order to allow certain codeshare agreements between LATAM and Delta to be modified. On December, 7, 2023, TDLC approved the extrajudicial agreement reached by LATAM and the FNE. An Official Ordinary Letter was received on March 4, 2024 in the investigation in Case #2669-21 in which the FNE requested additional information from LATAM. That letter was answered on March 15, 2024. An Official Ordinary Letter was received on April 19, 2024 in which the FNE requested additional information from LATAM. That letter was answered on May 2, 2024. On December 11, 2024, LATAM received an Ordinary Official Letter in which the FNE requested additional information, which was answered by LATAM in two parts: the first dated December 26, 2024, and the second dated January 8, 2025. On April 8, 2025, LATAM received an official ordinary letter in which the FNE requested further information, which LATAM answered on May 7, 2025. The most recent activity in the investigation under Case #2669-21 is an official ordinary letter dated June 9, 2025 that was answered on June 23, 2025. On September 3, 2025, the FNE again decided to disassemble part of the background information from investigation No. 2669-21, leaving Investigation No. 2824-25 for the investigation regarding codeshare agreements and other cooperation and coordination agreements between LATAM and third-party airlines and the competition conditions on routes connecting Chile with Oceania and Europe operated by LATAM. Regarding Investigation No. 2824-25, on September 8, 2025, LATAM received an Ordinary Letter in which the FNE requested background information, which was requested in two deliveries: the first was answered on September 16, 2025, and the second was answered on October 15, 2025. The most recent activity is an official letter sent by the Office of the National Economic Prosecutor (FNE in Spanish) on November 6, 2025 that was answered December 5, 2025.

4) The competition authority sent an inquiry [or request] to TAM Linhas Aéreas S.A. (LATAM Airlines Brasil) with the objective of obtaining information regarding certain pricing issues, which was received by the company on November 27, 2023. On December 29, 2023, CADE sent a new request to LATAM Airlines Brasil requesting more complete information, to which LATAM responded in parts, on February 16, 2024, March 11, 2024, March 22, 2024 and June 11, 2024. On February 25, 2025, the Administrative Council for Economic Defense (CADE in Portuguese) sent a new letter to LATAM Airlines Brazil requesting additional information on the pricing process, which LATAM answered on April 3, 2025. The investigation process remains open until December 22, 2025, that date can be modified by the authorities. LATAM Airlines Brasil is collaborating with the authority and remains committed to transparency and compliance with all applicable rules and regulations.

5) Brazilian consumer authorities sent three official letters to LATAM Airlines Brazil in August and September 2024 requesting information on the crash of a Voepass airplane. LATAM Airlines Brazil has a code-share agreement with Voepass. The company answered those letters properly by the deadline. The National Consumer Secretariat and the Consumer Defense Institute of the State of São Paulo (PROCON SP) decided to archive the procedure due to the sufficiency of the responses presented by the company. The procedures before the Consumer Defense Institute of the State of Paraná (PROCON PR) are still ongoing. LATAM Airlines Brazil also received an official letter from the Office of the Public Prosecutor on August 12, 2024, which it answered on August 27, 2024 (IC 0161.0001107/2024). On September 5, 2024, the Prosecutor’s Office issued a decision to separate the procedure into three specific topics: (1) security matters, in which LATAM Airlines Brasil is not a party (IC 14.0156.0004310/2024); (2) consumer matters (IC 0161.0001000/2024), with two representations filed, already archived; and (3) compensation matters, It is also archived. Remote. By filing the main civil investigation (IC 0161.0001107/2024), the Public Prosecutor’s Office determined the opening of (1) a new civil investigation to determine the collective moral damages (LATAM Airlines Brasil has not yet been notified of the opening of this procedure) and (2) an administrative process to accompany the payment of compensation under PR 22883 (LATAM Airlines Brasil has not yet been notified of the opening of this procedure). Possible. On January 17, 2025, the Public Defender’s Office of Paraná reported the opening of an administrative process to determine the collective moral damages. LATAM Airlines Brasil has been notified of the opening of the process, but, to date, no additional information has been requested from the company. Possible. On March 11, 2025, PROCON SP sent a letter to LATAM Airlines Brasil requesting information on metrics and measures taken to serve customers following the suspension of Voepass operations by the National Civil Aviation Agency (ANAC). The response was submitted on March 18, 2025. Possible. On March 12, 2025, the Consumer Protection Institute of Juiz de Fora (Minas Gerais State) announced the opening of an administrative proceeding, also seeking information on customer service following the suspension of Voepass operations. The response was submitted on March 19, 2025. On May 6, 2025, the Office of the Federal Prosecutor sent an official letter to LATAM Airlines Brazil requesting clarification of a claim filed by a consumer, especially in relation to the delays in Voepass flights and aircraft conditions. The company answered that letter on June 5, 2025. The procedure was later quashed since Voepass’ authorization to sell flights was definitively revoked by the National Civil Aviation Agency (ANAC in Spanish).

IV. The Supreme Federal Court (STF) of Brazil, in the judicial proceeding of General Impact Issue 1417 (single judicial process 0834466-97.2024.8.19.0209), and without prejudice to the fact that the STF will rule on this case in the future and issue a final judgment based on its merits, it has already issued the two following rulings in said proceeding:

1) On August 23, 2025, it determined that the final judgment of this judicial proceeding will be applicable to all proceedings of similar facts in Brazil (recognition of general impact); and

2) On November 26, 2025, the STF partially suspended the ongoing judicial proceedings on a national level in Brazil, in the civil-consumer area, that address the liability of airlines for flight delays or cancellations caused by unforeseen events or force majeure and compensation for moral damages.

Although LATAM Airlines Brazil has already suspended nearly 10,000 cases to date, it expects this number of suspensions to continue growing.

The provisions for all proceedings remain in place until a final ruling is issued in each case.

NOTE 31 - COMMITMENTS

(a) Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2022 revolving credit facility (“Exit RCF”) from US$500 million to US$750 million with a consortium of nine banks led by JP Morgan Chase Bank, N.A. As of December 31, 2025, this credit facility is undrawn and fully available. Additionally, LATAM Airlines Group S.A., together with Professional Airline Services Inc., a Florida corporation and wholly owned subsidiary of LATAM Airlines Group S.A., issued: (i) on October 12, 2022, as amended on November 3, 2022, a five-year loan (“Term Loan B”) for US$1.1 billion (on October 15, 2024, this loan was fully repaid), (ii) on October 18, 2022, senior secured notes at 13.375% maturing in 2027 (“2027 Notes”) for a total principal amount of US$450 million (on October 15, 2024, this loan was fully repaid), and (iii) on October 18, 2022, senior secured notes at 13.375% maturing in 2029 (“2029 Notes,” together with the 2027 Notes, the “Notes”) for a total principal amount of US$700 million (on July 7, 2025, this loan was fully repaid). The Exit RCF, the Term Loan B, and the Notes (collectively, the “Exit Financing”) share the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and LATAM trademarks. The Exit Financing contains certain covenants that limit the ability of the Company and its subsidiaries to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain affiliate transactions, engage in certain business activities, or make certain investments. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million.

On July 15, 2024, LATAM Airlines Group S.A., acting through its Florida branch, amended, increased and extended the 2016 revolving credit facility (“RCF”) with a consortium of nine financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount from US$600 million to US$800 million. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of US$750 million) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of US$400 million). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of December 31, 2025, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, entered into a five-year loan agreement (“Spare Engine Facility”) with, among other institutions, Crédit Agricole Corporate and Investment Bank, acting through its New York branch as loan agent, secured by spare engines for a principal amount of US$275 million. As of November 4, 2024, this loan was fully repaid. The loan included minimum liquidity covenants measured at the consolidated level of the Company (with a minimum level of US$750 million) and individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum combined level of US$400 million).

On October 15, 2024, LATAM Airlines Group S.A. received the funds from its issuance of secured bonds at 7.875% maturing in 2030 (“2030 Notes,” together with the 2029 Notes, the “Notes”) for a total principal amount of US$1.4 billion. The Exit RCF and the Notes share the same intangible collateral, consisting primarily of the FFP business (LATAM Pass loyalty program), the cargo business, certain slots, gates, and routes, as well as intellectual property and LATAM trademarks. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million. The funds received were used to repay the Term Loan B and part of the 2027 Notes.

On November 4, 2024, LATAM Airlines Group S.A., acting through its Florida branch, entered into a new four-year revolving credit facility, secured by spare engines (“Spare Engine Facility”), with, among other institutions, Crédit Agricole Corporate and Investment Bank as loan agent, for a total amount of US$300 million, of which US$275 million was drawn on the same day, leaving US$25 million available for the Company when required. The loan included minimum liquidity covenants measured at the consolidated level of the Company (with a minimum level of US$750 million) and individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a combined minimum level of US$400 million). The funds received were used to fully repay the previous spare engine financing. Finally, this issuance was linked to sustainability (“Sustainability-Linked”), which entails a commitment to reducing CO2 emissions intensity from March 2025 until the maturity of the facility. Compliance or non-compliance with these targets does not result in acceleration of the credit but instead applies a reward or penalty, respectively, on the interest rate.

On July 7, 2025, LATAM Airlines Group S.A. received the funds from its issuance of secured bonds at 7.625% maturing in 2031 (“2031 Notes,” together with the 2030 Notes, the “Notes”) for a total principal amount of US$800 million. The Exit RCF and the Notes share the same intangible collateral, which was amended respect to Exit Financing, and consists primarily of the FFP business (LATAM Pass loyalty program), as well as certain intellectual property and LATAM trademarks. Additionally, the agreements include a minimum liquidity covenant requiring the Company to maintain a minimum liquidity level, measured at the consolidated level of the Company (LATAM Airlines Group S.A.), of US$750 million. The funds received were completely used to repay the 2029 Notes.

As of December 31, 2025, the Company complies with the aforementioned minimum liquidity covenants.

b) Other commitments

As of December 31, 2025, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
SUPERINTENDENCIA NACIONAL DE ADUANAS Y DE ADMINISTRACION TRIBUTARIA	LATAM Airlines Perú S.A.	62	Letter of Credit	303,187	Jan 10, 2026
SÉTIMA TURMA DO TRIBUNAL REGIONAL FEDERAL DA 1ª REGIÃO - PROCEDIMENTO COMUM CÍVEL - DECEA - 0012177-54.2016.4.01.3400	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	1	Guarantee Insurance	56,079	Apr 20, 2028
UNIÃO FEDERAL - PGFN	TAM Linhas Aereas S.A. / ABSA Aerolinhas Brasileiras S.A.	22	Guarantee Insurance	179,813	May 19, 2026
TRIBUNAL DEJUSTIÇADOESTADODABAHIA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	5,384	Jun 27, 2029
VARA DAS EXECUÇÕES FISCAIS ESTADUAIS DE SÃO PAULO - FORO DAS EXECUÇÕES FISCAIS DE SÃO PAULO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	8,489	Apr 15, 2028
AMERICAN ALTERNATIVE INS. CO. C/O ROANOKE INS. GROUP INC	LATAM Airlines Group S.A.	11	Letter of Credit	7,452	Feb 3, 2026
TRIBUNAL DE JUSTIÇA DO ESTADO DE SÃO PAULO	ABSA Aerolinhas Brasileiras S.A.	2	Guarantee Insurance	6,879	Dec 31, 2999
1° VARA DE EXECUÇÕES FISCAIS E DE CRIMES CONTRA A ORDEM TRIB DA COM DE FORTALEZA	TAM Linhas Aereas S.A.	1	Guarantee Insurance	3,091	Dec 31, 2999
ARQUITETURA DE PROTEÇÃO E DEFESA DO CONSUMIDOR DO ESTADO DO RJ	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,469	Dec 31, 2999
AENA AEROPUERTOS S.A	TAM Linhas Aereas S.A.	2	Guarantee Insurance	2,270	Sep 10, 2026
JFK INTERNATIONAL AIR TERMINAL LLC	LATAM Airlines Group S.A.	2	Letter of Credit	3,600	Jan 27, 2026
METROPOLITAN DADE CONTY (MIAMI - DADE AVIATION DEPARTMENT)	LATAM Airlines Group S.A.	5	Letter of Credit	932	Mar 13, 2026
SOCIEDAD CONCESIONARIA NUEVO PUDAHUEL S.A.	LATAM Airlines Group S.A.	16	Letter of Credit	2,067	Mar 31, 2026
FUNDACAO DE PROTECAO E DEFESA DO CONSUMIDOR PROCON	TAM Linhas Aereas S.A.	11	Guarantee Insurance	20,669	Feb 10, 2026
BOND SAFEGUARD INSURANCE COMPANY	TAM Linhas Aereas S.A.	2	Guarantee Insurance	5,400	Jul 20, 2026
LIMA AIRPORT PARTNERS S.R.L.	LATAM Airlines Group S.A.	34	Letter of Credit	8,102	Feb 12, 2026
JUIZO DE DIREITO DA VARA DA FAZENDA PUBLICA ESTADUAL DA COMARCA DA CAPITAL DO ESTADO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,280	Dec 31, 2999
MUNICIPIO DO RIO DE JANEIRO	TAM Linhas Aereas S.A.	2	Guarantee Insurance	1,685	Oct 31, 2029
SERVICIO NACIONAL DE ADUANA DEL ECUADOR	LATAM Airlines Group S.A.	1	Letter of Credit	1,350	Aug 5, 2026
AEROPUERTOS ANDINOS DEL PERU S.A.	LATAM Airlines Perú S.A.	6	Letter of Credit	1,101	Jan 31, 2026

Creditor Guarantee	Debtor	Quantity	Type	Value ThUS$	Release Date
DISTRITO FEDERAL	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,308	Jul 1, 2030
JFK International Air Terminal LLC	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,300	Jun 4, 2026
ANA AEROPORTOS PORTUGAL	TAM Linhas Aereas S.A.	1	Guarantee Insurance	1,139	Oct 31, 2026
AENA AEROPUERTOS S.A	LATAM Airlines Group S.A.	3	Letter of Credit	2,835	Nov 15, 2026
CORPAC S.A.	LATAM Airlines Perú S.A.	25	Letter of Credit	5,788	Jan 31, 2026
CITY OF LOS ANGELES, DEPARTMENT OF AIRPORTS	LATAM Airlines Group S.A.	7	Letter of Credit	1,616	Feb 6, 2026
SYDNEY AIRPORT CORPORATION LIMITED	LATAM Airlines Group S.A.	1	Letter of Credit	1,120	Jul 16, 2026
			Total	635,405

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a) Details of transactions with related parties as follows:

		Nature of				For the year ended December 31,
Tax No.	Related party	relationship with related parties	Country of origin	Nature of related parties transactions	Currency	2025	2024	2023
						ThUS$	ThUS$	ThUS$
96.810.370-9	Inversiones Costa Verde S.A.	Related director	Chile	Tickets sales	CLP	30	142	124
76.115.378-1	Costa Verde Portfolio S.A.	Related director	Chile	Tickets sales	CLP	121	—	—
76.183.853-9	Costa Verde Inversiones Financieras S.A.	Related director	Chile	Tickets sales	CLP	—	16	—
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	—	(5)	(59)
				Expense recovery	ARS	—	—	3
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(28,560)	(22,863)	(22,107)
				Interlineal provided service	US$	27,867	32,092	31,020
				Services received of handling	US$	(225)	(88)	(252)
				Services provided of handling	US$	2,480	1,058	—
				Services received miles	US$	(2,150)	(10,103)	(4,657)
				Services provided miles	US$	3,679	2,783	1,683
				Services provided maintenance	BRL	681	776	—
				Services received VIP lounge	US$	(4)	—	—
				Services provided VIP lounge	US$	622	—	—
				Services provided / received others	US$	—	—	1,424
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(342,254)	(319,499)	(144,239)
				Interlineal provided service	US$	211,082	213,153	127,145
				Services received of handling	US$	(21,679)	(7,058)	(3,657)
				Services received miles	US$	(12,858)	(15,795)	(11,069)
				Services provided miles	US$	9,567	8,335	7,328
				Services provided maintenance	US$	1,799	995	—
				Services provided maintenance	BRL	914	—	—
				Joint venture	US$	(10,000)	(10,000)	(10,000)

		Nature of				For the year ended December 31,
Tax No.	Related party	relationship with related parties	Country of origin	Nature of related parties transactions	Currency	2025	2024	2023
				Real estates leases provided	US$	163	155	86
				Services received VIP lounge	US$	(100)	—	—
				Services provided VIP lounge	US$	2,015	1,756	640
				Services received consulting and professional	US$	(1,890)	(22)	—
				Tickets sales	US$	42	—	—
				Services provided / received others	US$	—		344

The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(b) Board members, Chief Executives and Senior Directors compensation

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Board members, Chief Executives and Senior Directors.

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Remuneration	12,751	12,354	12,815
Board compensation	1,306	1,786	1,429
Non-monetary benefits	99	423	606
Short-term benefits	55,362	17,483	13,604
Termination benefits (*)	—	1,341	59
Total	69,518	33,387	28,513

In accordance with current legislation, the Ordinary Shareholders’ Meeting held on March 24, 2025, determined the amount of the annual remuneration for the Board for the period from that date until the next Ordinary Shareholders’ Meeting scheduled to take place within the first quarter of 2025. In this context, in addition to the base remuneration, an additional remuneration was approved for each Board member, with an incremental amount based on the following criteria:

(1)	For the period between March 25, 2025 and the date of the next ordinary shareholders’ meeting to be held within the first four months of 2026, each Director will be entitled to receive an additional amount to the base remuneration, equivalent to 9,226,234 units of remuneration or “URAs.”

(2)	Likewise, each Director who becomes part of the Board Committee will also receive, as additional compensation, a variable amount equivalent to an additional one-third (1/3) calculated on the incremental remuneration that the respective Committee member is entitled to as a Director, in accordance with the resolution of the Ordinary Shareholders’ Meeting.

For payment purposes, the value of each URA will be considered as referentially equivalent to the price of a company’s share. Consequently, URAs will be paid at the weighted average price of stock market transactions of the company’s shares during the 10 business days preceding the effective date (“Weighted Average Price”). For the calculation of the Weighted Average Price, transactions on national stock exchanges, as well as in those nationally recognized foreign stock exchanges where LATAM American Depositary Shares are listed.

The amounts paid for this concept, in accordance with the above, are:

	Paid during the period ended at December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
URAs Directors	345	763	481
URAs Board Committee	38	85	53
Total	383	848	534

NOTE 33 - SHARE-BASED PAYMENTS

(a) LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which existed until March 2023, with a demand period between October 2020 and March 2023, where the collection percentage was annual and cumulative. The methodology is an estimate of the number of units, where a goal of the value of the action is set.

The benefit is vested if the target of the share price defined in each year is met. In case the benefit accumulates up to the last year the total benefit is doubled (in case the share price is achieved).

This Compensation Plan was finally not executed because the share price required for its collection is below the initial target.

(b) CIP (Corporate Incentive Plan)

As indicated in Note 22, in the context of the exit from Chapter 11 Proceedings, the Company implemented a talent retention program for the Company’s employees, which is divided into three categories. The first one (i.e., Non-Executive Employees) simply contemplates guaranteed payments in cash to the respective employees on certain dates depending on the country where the employee is hired. On the other hand, the remaining two categories (i.e., Non-GEM Executives and GEM Executives) contemplated the granting of synthetic units of remuneration (the “Units”) that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, grant the worker the right to receive the payment in cash that results from multiplying the number of Units that are pay for the value per share of LATAM Airlines Group S.A. that must be considered in accordance with the CIP.

Below are more details of these two categories.

Non-GEM Executives

The first subprogram applies to senior executives not part of the GEM (Global Executive Meeting - Senior Managers, Managers, Deputy Managers). In this context, this program contemplates two different bonuses: (1) a retention bonus, consisting of the amount in money resulting from Units that are assigned to the respective employee and these Units being paid 20% on month 15 and 80% at month 24, in each case, counted from Exit date from the Chapter 11 Procedure (i.e., November 3, 2022) (the “Exit Date”). This is consequently, a guaranteed payment for these employees; and (2) a bonus associated to the performance defined on based on the compliance of certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19(b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is a temporary payment that is only made if these indicators are met.

GEM Executives

Applies to senior executives of the Company who are part of the GEM (CEO and employees whose job description is “vice presidents” or “directors”). Employees that participating in this program are eligible to receive cash payments for Units. These Units are as follows:

1. “RSUs” (Retention Shares Units): That is, Units associated with the employee’s permanence in the Company, and consequently, are associated with the passage of time. In its totality, the CIP contemplates up to 3,107,603,293 RSUs which are made effective by partialities in the terms indicated below.

As a general rule, RSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The mentioned above, subject to the occurrence of a trigger event related to the volume of transactions of securities issued by LATAM Airlines Group S.A. in the terms contemplated in the CIP (hereinafter, a “VTE” – Volume Triggering Event). The number of RSUs actually paid will be determined based on the net resources accumulated as a result of a VTE on the respective determination date (hereinafter, this adjustment will be referred to as the “Pro Rata Factor”).

Notwithstanding the mentioned above, the CIP also contemplates a “Minimum Guaranteed Vesting” according to which, the percentage of RSUs indicated below will be effective on each date indicated, even if a VTE has not occurred. The foregoing, net of the RSUs that may eventually have become effective previously.

Minimum Guaranteed Vesting of RSUs

Percentage of Units that become effective
Month 30 from Exit Date	20%
Month 42 from Exit Date	30%
Month 60 from Exit Date	50%

2. “PSUs” (Performance Shares Units): That is, Units associated with both the employee’s permanence in the Company and the performance of LATAM Airlines Group S.A. measured according to the share price. Consequently, like RSUs, these Units are associated with the passage of time. However, PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. In its totality, the CIP contemplates up to 4,251,780,158 PSUs which are made effective by partialities in the terms indicated below.

As a general rule, PSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The foregoing, subject to (i) a VTE having occurred; and (ii) that the quotient (hereinafter, the “Net Price/ERO (Equity Rights offering) Quotient”) between the net price of sales originating in a VTE, divided by the price of share at which the shares issued were placed under the capital increase agreed at the extraordinary shareholders’ meeting of LATAM Airlines Group S.A. dated July 5, 2022 (that is, US$ 0.01083865799), is greater than 150%. The number of PSUs that actually becomes effective will be determined according to the Factor Pro Rata and the Quotient Net Price/ERO Price).

From the above it flows that the PSUs constitute an eventual and not guaranteed payment.

In addition, some of the GEM Executives will also be entitled to receive a fixed and guaranteed payment in cash (“MPP” – Management Protection Plan) on certain dates under the Plan, at the rate of 33% in the month 18, 34% in the month 24 and 33% in the 30th month, all from the Exit Date. On the other hand, those employees who are eligible for this MPP will also be eligible for a limited number of additional RSUs (“MPP Based RSUs”). In its totality, the CIP includes 1,438,926,658 MPP based RSUs. As a general rule, MPP Based RSUs will be eligible to become effective on the same terms and conditions as RSUs; however, they will be eligible to become effective at a rate of one third on each of the following dates: month 18, month 24 and month 30, in each case, from the Exit Date. The valuation of these Units will be equivalent to the value of the Company’s share less the ERO Price at the time they become effective.

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

Given the characteristics of this program, it has been recorded in accordance with the provisions of IFRS 2 “Share-based payments” and has been considered as a “cash settlement award” and, therefore, recorded at fair value as a liability that is part of the items Trade and other accounts payables and Provisions for employee benefits, non-current, which is updated at the closing date of each financial statement with effect on profit or loss for the period and classified in the line “Administrative expenses” of the Consolidated Statement of Income by function.

The fair value has been determined on the basis of the current share price and the best estimate of the future value of the Company’s share, multiplied by the number of underlying units granted. This estimate was made based on the Company’s Business Plan and its main indicators such as EBITDAR, adjusted net debt.

The movement of units as of December 31, 2024 and December 31, 2025 , is as follows:

	Opening balance as of 01.01.2024	Granted during the period	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2024	Vested
RSU - Retention	2,986,456,933	35,468,268	(692,032,415)	(91,282,871)	2,238,609,915	—
PSU - Performance	4,009,588,067	42,034,943	—	(89,352,930)	3,962,270,080	—
MPP BASED RSU - Protection	1,246,879,413	—	—	(60,388,760)	1,186,490,653	—
Total	8,242,924,413	77,503,211	(692,032,415)	(241,024,561)	7,387,370,648	—

	Opening balance as of 01.01.2025	Granted during the period	Exercised during the period	Forfeited during the period	Closing balance as of December 31, 2025	Vested
RSU - Retention	2,238,609,915	79,870,832	(916,489,597)	—	1,401,991,150	—
PSU - Performance	3,962,270,080	162,161,992	(644,513,471)	—	3,479,918,601	—
MPP BASED RSU - Protection	1,186,490,653	—	(593,245,326)	—	593,245,327	—
Total	7,387,370,648	242,032,824	(2,154,248,394)	—	5,475,155,078	—

NOTE 34 - STATEMENT OF CASH FLOWS

(a) The Company has carried out the following transactions with non-monetary impact transactions mainly related to financial lease and lease liabilities, which are described in Note 18 Other financial liabilities.

(b) Other inflows (outflows) of cash:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Restricted Advances	—	—	20,572
Bank commissions, taxes paid and other	(7,129)	(3,355)	(2,173)
Taxes on financial transactions	(12,136)	(10,563)	(6,803)
Guarantees	1,371	73,074	4,406
Judicial deposits	7,761	54,356	(16,349)
Fuel derivatives and currency	6,268	31,853	30,413
Derivative margin guarantees	466	10,902	(2,559)
Payment for derivatives premiums	(44,485)	(43,902)	(47,853)
Insurance recovery	—	9,788	—
Total Other inflows (outflows) Operation activities	(47,884)	122,153	(20,346)

Recoveries of credits and Guarantee deposit received from the sale of assets	62,018	34,469	48,258
Insurance recovery	—	—	11,000
Total Other inflows (outflows) Investment activities	62,018	34,469	59,258
Interest rate derivatives	2,204	1,456	15,934
Costs associated with financing	(85,855)	—	—
Taxes on financial transactions	—	—	(4,529)
Others recovery	—	510	—
Expenses for shares buybacks	(587)	—	—
Withholding tax	(7,287)	(11,689)	—
Debt-related legal advice	—	(64,146)	—
Total Other inflows (outflows) Financing activities	(91,525)	(73,869)	11,405

(c) Dividends:

	For the year ended at December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Latam Airlines Group S.A.	(604,877)	(174,549)	—
Transportes Aéreos del Mercosur S.A. (*)	(304)	(289)	—
Total dividends paid	(605,181)	(174,838)	—

(*)	Dividends paid to minority shareholders

(d) Reconciliation of liabilities arising from financing activities:

		Cash flows			Non cash-Flow Movements
		Obtainment	Payment		Interest
	As of December 31,				accrued and		As of December 31,
	2024	Capital (*)	Capital (**)	Interests	others	Reclassifications	2025
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Guaranteed obligations	374,043	319,500	(37,648)	(29,158)	30,898	—	657,635
Other guaranteed obligations	374,751	239,520	(43,681)	(39,685)	40,294	—	571,199
Obligation with the public	2,239,303	790,120	(700,000)	(181,554)	232,450	(2,541)	2,377,778
Financial leases	799,773	—	(241,743)	(39,181)	158,667	11,537	689,053
Lease liability	3,362,581	—	(463,358)	(311,162)	1,213,962	(9,162)	3,792,861
Total Obligations with financial institutions	7,150,451	1,349,140	(1,486,430)	(600,740)	1,676,271	(166)	8,088,526

		Cash flows				Non cash-Flow Movements
		Obtainment		Payment		Interest
	As of					accrued	As of
	December 31,				Other	and	December 31,
	2023	Capital (*)	Capital (**)	Interests	Flow	others	2024
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Bank loans	1,029,434	—	(1,089,000)	(167,026)	—	226,592	—
Guaranteed obligations	303,922	99,000	(28,938)	(19,908)	—	19,967	374,043
Other guaranteed obligations	430,350	272,112	(330,870)	(39,066)	—	42,225	374,751
Obligation with the public	1,302,838	1,378,948	(450,000)	(156,862)	(10,870)	175,249	2,239,303
Financial leases	901,546	—	(105,734)	(46,596)	—	50,557	799,773
Other loans	104	—	—	—	—	(104)	—
Lease liability	2,967,994	—	(344,038)	(288,176)	—	1,026,801	3,362,581
Total Obligations with financial institutions	6,936,188	1,750,060	(2,348,580)	(717,634)	(10,870)	1,541,287	7,150,451

		Cash flows		Non cash-Flow Movements
	As of December 31,	Payment		Interest accrued and		As of December 31,
	2022	Capital (**)	Interests	others	Reclassifications	2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with financial institutions
Bank loans	1,385,995	(81,952)	(153,791)	189,272	(310,090)	1,029,434
Guaranteed obligations	325,061	(19,726)	(20,309)	20,686	(1,790)	303,922
Other guaranteed obligations	474,304	(56,519)	(42,283)	43,037	11,811	430,350
Obligation with the public	1,289,799	—	(155,655)	168,694	—	1,302,838
Financial leases	1,088,239	(183,374)	(48,272)	58,076	(13,123)	901,546
Other loans	2,028	(434)	—	(70)	(1,420)	104
Lease liability	2,216,454	(225,358)	(173,924)	1,150,822	—	2,967,994
Total Obligations with financial institutions	6,781,880	(567,363)	(594,234)	1,630,517	(314,612)	6,936,188

(*)	During the year 2025 the Company obtained ThUS$1,349,140 from long-term loans. For the year 2024, the Company obtained ThUS$1,750,060 amounts from long-term loans. During the year 2023, the Company did not obtain financing.

As of December 31, 2025, this financing is net of fee payments of ThUS$10,380. (MUS$ 24.952 as of December 31, 2024). See note 18, numbers 3 and 4.

(**)	As of December 31, 2025, under the cash flows from financing activities are presented loan repayments of ThUS$1,023,072 and payments of lease liabilities of ThUS$463,358 (ThUS$2,004,542 and ThUS$344,038, respectively as of December 31, 2024, ThUS$(342,005) and ThUS$(225,358), respectively as of December 31, 2023).

Below are the details obtained (payments) of flows related to financing:

	For the year ended December 31,
	2025			2024			2023
	Capital	Payments		Capital	Payments		Payments
Flow of	raising	Capital	Interest	raising	Capital	Interest	Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Aircraft financing	559,020	(323,072)	(77,079)	99,000	(198,774)	(69,249)	(251,388)	(76,497)
Lease liability	—	(463,358)	(311,162)	—	(344,038)	(288,176)	(225,358)	(173,924)
Non-aircraft financing	790,120	(700,000)	(212,499)	1,651,060	(1,805,768)	(360,209)	(90,617)	(343,813)
Total obligations with Financial institutions	1,349,140	(1,486,430)	(600,740)	1,750,060	(2,348,580)	(717,634)	(567,363)	(594,234)

(e) Advances of aircraft and engines

Corresponds to the cash flows associated with aircraft and engines purchases, which are included in the statement of consolidated cash flows, within investing activities.

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Increases (payments)	(252,665)	(219,010)	(142,782)
Recoveries	87,442	34,379	215,362
Total cash flows	(165,223)	(184,631)	72,580

(f) Additions of property, plant and equipment and Intangibles

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Net cash flows from
Purchases of property, plant and equipment	1,775,818	1,325,463	795,787
Additions associated with maintenance	449,502	358,475	337,126
Other additions	1,326,316	966,988	458,661
Purchases of intangible assets	104,483	94,412	68,052
Other additions	104,483	94,412	68,052

(g) The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the year ended December 31,
	2025	2024	2023
	ThUS$	ThUS$	ThUS$
Net cash flows from (used in) operating activities	518	6,256	(47,569)
Net cash flows from (used in) investment activities	20	819	3,661
Effects of variation in the exchange rate on cash and cash equivalents	(538)	(7,075)	43,908
Net increase (decrease) in cash and cash equivalents	—	—	—

(h) Payments of leased maintenance

Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance capitalizations for ThUS$185,005 (ThUS$246,429 as of December 31, 2024 and ThUS$294,549 as of December 31, 2023).

NOTE 35 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

After December 31, 2025 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of December 31, 2025, have been approved in the Extraordinary Session of the Board of Directors on February 9, 2026.